ANNUAL REPORT 2008

PREPARED TO MEET TODAY'S CHALLENGES



First Merchants Corporation

ANNUAL REPORT 2008

FIRST MERCHANTS CORPORATION MARKET AREA



ANNUAL MEETING

The annual meeting of stockholders of First Merchants Corporation will be held...

Wednesday, May 6, 2009 | 3:30 pm

Horizon Convention Center
401 South High Street
Muncie, Indiana 47305

ABOUT FIRST MERCHANTS

First Merchants Corporation is the largest financial services holding company located in Central Indiana. With 80 locations in 24 Indiana and 3 Ohio counties, we provide our customers with broad financial services delivered locally by bankers who are known and trusted in their communities. We offer consumer banking, mortgage banking, business banking, cash management services, wealth management and insurance.

Subsidiaries of the company include:

- **First Merchants Bank, N.A.**
  Serves Adams, Delaware, Fayette, Hamilton, Henry, Howard, Jay, Marion, Miami, Randolph, Union, Wabash, Wayne Counties in Indiana, and Butler County in Ohio.

- **Lafayette Bank & Trust, N.A.**
  Serves Carroll, Clinton, Jasper, Montgomery, Tippecanoe and White Counties.

- **First Merchants Bank of Central indiana, N.A.**
  Serves Brown, Hendricks, Johnson, Madison and Morgan Counties.

- **Commerce National Bank, N.A.**
  Serves Franklin and Hamilton Counties in Ohio.

- **First Merchants Trust Company**
  One of the largest trust companies in the State of Indiana, provides a full complement of trust and investment services.

- **First Merchants Insurance Services**
  Offers an extensive line of commercial insurance products complemented by personal insurance and employee benefit packages.

CORPORATE HEADQUARTERS

First Merchants Corporation
200 East Jackson Street
Muncie, IN 47305
765.747.1500
www.firstmerchants.com

STOCK SYMBOL: NASDAQ: FRME

PREPARED TO MEET TODAY'S CHALLENGES



To Our Shareholders:

It has been a very long time since our country has faced the kind of economic turmoil we are currently experiencing; and First Merchants, while strong, is certainly not immune to the difficult market conditions that exist today. With consumers spending more carefully and less, our customers are facing significant business challenges.

As complex and uncertain as the banking environment has become, First Merchants is pleased to have earned more than $20 million in net income in 2008, while building its allowance for loan loss, recognizing the negative economic trends nationally and in the Midwest. Our solid financial performance is testimony to an exceptionally focused, committed and hard-working team.

Looking ahead, we are far from complacent about conditions in the U.S. and foreign markets. The actions taken by your management team this year to draw on our strengths will give us the ability to navigate through the current disruption. Our brand, people and continued investment in our infrastructure will enable First Merchants to face the future with confidence.

Our community banking model and customer-centric approach is rooted in building trusted relationships that are not easily shaken, and backed by the financial resources to meet our stakeholders' needs. This combination allows us to deliver scalable financial solutions with personalized service by experienced local financial professionals. We are not certain how far, how deep, or how wide this recession will run; but we are confident that these strengths, leveraged by our talented, dedicated team, forge a company that has and will continue to stand the test of time.

As complex and uncertain as the banking environment has become, First Merchants is pleased to have earned more than $20 million in net income in 2008, while building its allowance for loan loss, recognizing the negative economic trends nationally and in the Midwest.

- **We are intently focused on proactively managing credit issues using a multi-faceted approach.**

We have reorganized our risk and credit structures internally to ensure that we have the right talent and infrastructure in place to oversee both short and long- term issues. Additionally, we have conducted deep reviews of our commercial loan portfolio to identify weakness. Resources have been focused on managing those relationships to minimize loss wherever possible, and manage loss when imminent. Our community bank model offers us an edge in our ability to know our customers and closely monitor their situations.

We manage our credit risk by setting sound credit policies for underwriting new business, while monitoring and reviewing the performance of our loan portfolio. Interest rate and market risks inherent in our asset and liability balances are managed within prudent ranges, while ensuring adequate liquidity and funding. We maintain strong capital levels to provide for future growth.



Charles E. Schalliol, Chairman of the Board and
Michael C. Rechin, President & Chief Executive Officer

We continue to maintain leading market positions in deposits in many communities within our banking footprint.

These valued relationships are core to our continued growth and ability to serve the community markets in which your company was built.

We remain confident that our people, strategies, capital, liquidity, and commitment to endure the current environment will prove successful in the short and long-term time horizon.

- **Our capital position enables us to aggressively manage the balance sheet and loan portfolios.**

As you know, First Merchants chose to participate in the Capital Purchase Program offered through the U.S. Department of Treasury. While our stakeholders hold varied views around public policy such as TARP, EESA and CPP, we have weighed those considerations carefully. The decision to participate in the Capital Purchase Program was based on our desire to add the lowest cost capital in order to support continued economic growth in Central Indiana and Ohio. Extending credit renewals and new credit for appropriately structured lending opportunities support the markets where our customers and employees live and work.

- **Our deposit growth and liquidity remain strong.**

Total deposits in 2008 grew by $220 million. Our responsive delivery model provides customers a place to feel safe depositing their money. We believe the continued growth in deposits demonstrates a vote of confidence in our organization.

The acquisition of Lincoln Bancorp in 2008 aligns with our strategic vision to expand the First Merchants' footprint where emerging opportunities and markets exist. With locations in Johnson, Hendricks, Brown, Morgan, Montgomery and Clinton counties, we have the opportunity to drive growth in some of Indiana's largest growing counties and communities.

Lincoln Bank has a solid community banking reputation that has been established over their long history, and mirrors the First Merchants' culture of partnership with both our customers and communities. With convenience as an intended benefit, First Merchants Corporation, the largest financial services holding company in Central Indiana, will serve customers in 24 Indiana and 3 Ohio counties.

We continue to maintain leading market positions in deposits in many communities within our banking footprint. These valued relationships are core to our continued growth and ability to serve the community markets in which your company was built.

First Merchants Corporation's management team is focused on five objectives in 2009, including asset quality, capital and liquidity management, net interest margin management, expense management and the success of the Lincoln Bank integration. We remain confident that our people, strategies, capital, liquidity, and commitment to endure the current environment will prove successful in the short and long-term time horizon.

- **Our commitment to you.**

I want to personally thank you as a valued shareholder for your commitment to First Merchants. We have certainly enjoyed success over many years, and believe that our future is bright and strong!

Sincerely,

Michael C. Rechin

Michael C. Rechin
President and Chief Executive Officer

FIRST MERCHANTS CORPORATION BOARD & EXECUTIVE OFFICERS

BOARD OF DIRECTORS



CHARLES E. SCHALLIOL
Chairman of the Board
Baker & Daniels, LLP
Of Counsel



MICHAEL C. RECHIN
First Merchants Corporation
President
Chief Executive Officer



THOMAS B. CLARK
Jarden Corporation
Chairman of the Board
President
Chief Executive Officer (retired)



MICHAEL L. COX
First Merchants Corporation
President
Chief Executive Officer (retired)



RODERICK ENGLISH
The James Monroe Group, LLC
President
Chief Executive Officer



DR. JO ANN M. GORA
Ball State University
President



WILLIAM L. HOY
Columbus Sign Company
Chief Executive Officer



BARRY J. HUDSON
First National Bank
Chairman of the Board (retired)



TERRY L. WALKER
Muncie Power Products, Inc.
Chairman of the Board
Chief Executive Director



JEAN L. WOJTOWICZ
Cambridge Capital
Management Corp.
President
Chief Executive Officer

Secretary to the Board
CYNTHIA G. HOLADAY
First Merchants Corporation
Vice President

Assistant Secretary to the Board
C. RONALD HALL
First Merchants Corporation
Vice President

Chairman Emeritus
STEFAN S. ANDERSON

EXECUTIVE OFFICERS

Michael C. Rechin
President
Chief Executive Officer

Mark K. Hardwick
Executive Vice President
Chief Financial Officer

Michael J. Stewart
Executive Vice President
Chief Banking Officer

Jami L. Bradshaw
Senior Vice President
Chief Accounting Officer

Robert R. Connors
Senior Vice President
Chief Information Officer

Kimberly J. Ellington
Senior Vice President
Human Resources Director

Jeffrey B. Lorentson
Senior Vice President
Chief Risk Officer

David W. Spade
Senior Vice President
Chief Credit Officer

BOARD COMMITTEES

EXECUTIVE COMMITTEE

Terry L. Walker, Chairperson
Barry J. Hudson
Michael C. Rechin
Charles E. Schalliol

AUDIT COMMITTEE

Jean L. Wojtowicz, Chairperson
Thomas B. Clark
William Hoy
Terry L. Walker

COMPENSATION & HUMAN RESOURCES COMMITTEE

Charles E. Schalliol, Chairperson
Thomas B. Clark
Roderick English

NOMINATING/ GOVERNANCE COMMITTEE

Thomas B. Clark, Chairperson
Jo Ann M. Gora
Charles E. Schalliol
Jean L. Wojtowicz

PENSION & RETIREMENT INCOME & SAVINGS PLAN ADMINISTRATIVE COMMITTEE

Kimberly J. Ellington, Plan Administrator
Jami L. Bradshaw
Michael C. Rechin

FIRST MERCHANTS CORPORATION AFFILIATES BOARDS OF DIRECTORS

First Merchants Bank

Ronald K. Fauquher
Chairman of the Board
Ontario Systems, LLC
Senior Vice President

Dennis A. Bieberich
First Merchants Bank
Senior Executive Officer

Kevan B. Biggs
Ideal Suburban Homes, Inc.
Chief Executive Officer

Thomas E. Chalfant
Chalfant Farms, Inc.
Vice President

Richard A. Daniels
McCullough-Hyde Memorial Hospital
President
Chief Executive Officer (retired)

Greg A. Fleming
Fleming Escavating, Inc.
President

John W. Forrester
Wabash Electric
President

Michael B. Galliher
A.E. Boyce Co., Inc.
President

Thomas K. Gardiner, MD
Cardinal Health Systems, Inc.
Executive Vice President

Dr. Gregory L. Garner
Midwest Eye Consultants, PC
President
Chief Executive Officer

Mark K. Hardwick
First Merchants Corporation
Executive Vice President
Chief Financial Officer

John W. Hartmeyer
Al Pete Meats, Inc.
Chief Executive Officer

Arthur W. Jasen
B. Walter & Co., Inc.
President

Mark A. Kaehr
R & K Incinerator
President

Eric J. Kelly
Masonry Services, Inc.
President

Dr. Bonnie R. Maitlen
Lee Lecht Harrison
Senior Vice President

James A. Meinerding
First Merchants Bank
President
Chief Executive Officer

Jon H. Moll
DeFur Voran, LLP
Partner

Gerald S. Paul
Medreco, Inc.
President

Robert M. Pearson
Wabash County REMC
Chief Executive Officer

Gary L. Whitenack
Whitenack Farms
Co-Owner

Michael D. Wickersham
Wick's Pies, Inc.
President

Dr. Maria Williams-Hawkins
Ball State University
Associate Professor
of Telecommunications

First Merchants Bank of Central Indiana

George R. Likens
Chairman of the Board
Farmer

Michael L. Baker
First Merchants Bank of Central Indiana
President
Chief Executive Officer

Dr. James L. Edwards
Anderson University
President

Jeffrey A. Jenness
Board of Pensions
Church of God
Executive Secretary

Joseph R. Kilmer
Attorney at Law

C. David Kleinhenn
Kleinhenn Company
President

Robert J. Pensec
Carbide Grinding Company
President

Nancy Ricker
Ricker's Oil
Secretary/Treasurer
Co-Owner

Stephen D. Skaggs
Perfecto Tool & Engineering Co., Inc.
President

Curtis L. Stephenson
First Merchants Insurance Services
President
Chief Executive Officer

Commerce National Bank

Jameson Crane, Jr.
Crane Group Co.
Vice President

Rhonda J. DeMuth
TDCI, Inc.
Chief Executive Officer

William L. Hoy
Columbus Sign Company
Chief Executive Officer

Clark Kellogg
CBS Sports
Basketball Analyst

Thomas D. McAuliffe
Commerce National Bank
Chairman of the Board

John A. Romelfanger
H & S Forest Products, Inc.
Chief Executive Officer

John W. Royer
Kohr, Royer, Griffith, Inc. (KRG)
President

Mark C. Ryan
New Albany Board of Education
Board Member

David L. Winks
Capital Lighting, Inc.
Vice President

Lafayette Bank & Trust Company

Jeffrey L. Kessler
Chairman of the Board
Stall & Kessler Diamond Center
Co-Owner

Tony S. Albrecht
Lafayette Bank & Trust Company
President
Chief Executive Officer

Jason J. Bricker
Kirby Risk Corporation
Executive Vice President
Chief Financial Officer

JoAnn Brouillette
Demeter LP
Managing Partner

Kelly V. Busch
KVB Broadcasting
Managing General Partner

Joseph B. Hornett
Purdue Research Foundation
Senior Vice President
Treasurer

Mark E. Howard
Howard & Sons
President

Gary J. Lehman
Fairfield Manufacturing Company, Inc.
President
Chief Executive Officer

Eric P. Meister
GTE North, Inc.
Central Division Manager (retired)

Michael C. Rechin
First Merchants Corporation
President
Chief Executive Officer

First Merchants Trust Company

Jon H. Moll
Chairman of the Board
DeFur Voran, LLP
Partner

Kimberly J. Ellington
First Merchants Corporation
Senior Vice President
Human Resources Director

Mark K. Hardwick
First Merchants Corporation
Executive Vice President
Chief Financial Officer

Terri E. Matchett
First Merchants Trust Company
President
Chief Executive Officer

Michael C. Rechin
First Merchants Corporation
President
Chief Executive Officer

First Merchants Insurance Services

Mark K. Hardwick
Chairman of the Board
First Merchants Corporation
Executive Vice President
Chief Financial Officer

Michael D. Gilbert
First Merchants Insurance Services
Senior Vice President

James A. Meinerding
First Merchants Bank
President
Chief Executive Officer

Michael C. Rechin
First Merchants Corporation
President
Chief Executive Officer

Curt L. Stephenson
First Merchants Insurance Services
President
Chief Executive Officer

First Merchants Reinsurance Co., LTD.

Mark K. Hardwick
Chairman of the Board
First Merchants Corporation
Executive Vice President
Chief Financial Officer

Jami L. Bradshaw
Secretary and Treasurer
First Merchants Corporation
Senior Vice President
Chief Accounting Officer

Michael C. Rechin
Director
First Merchants Corporation
President
Chief Executive Officer

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 10-K

[Mark One]

[X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2008

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ________to________

Commission file number 0-17071

FIRST MERCHANTS CORPORATION

(Exact name of registrant as specified in its charter)

Indiana	**35-1544218**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)
200 East Jackson **Muncie, Indiana**	**47305-2814** (Zip Code)
(Address of principal executive offices)	

Registrant's telephone number, including area code: **(765) 747-1500**

Securities registered pursuant to Section 12 (b) of the Act: None

Securities registered pursuant to Section 12 (g) of the Act:

Common Stock, $.125 stated value per share

(Title of class)

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes [ ] No [X]

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes [ ] No [X]

Indicate by check mark whether the registrant(1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes [X] No [ ]

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. [ ]

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definition of " large accelerated filer," " accelerated filer," and " smaller reporting company" . Rule 12b-2 of the Exchange Act. Large accelerated filer [ ] Accelerated filer[X] Non-accelerated filer[ ] Smaller Reporting Company [ ]

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). Yes [ ] No[X]

The aggregate market value (not necessarily a reliable indication of the price at which more than a limited number of shares would trade) of the voting stock held by non-affiliates of the registrant was $330,723,000 as of the last business day of the registrant's most recently completed second fiscal quarter (June 30, 2008).

As of February 27, 2009 there were 21,178,488 outstanding common shares, without par value, of the registrant.

DOCUMENTS INCORPORATED BY REFERENCE

Documents	Part of Form 10-K into which incorporated
Portions of the Registrant's Definitive Proxy Statement for Annual Meeting of Shareholders to be held May 6, 2009	Part III (Items 10 through 14)

TABLE OF CONTENTS

FIRST MERCHANTS CORPORATION

FIVE-YEAR SUMMARY OF SELECTED FINANCIAL DATA

(Dollars in Thousands, except share data)	2008	2007	2006	2005	2004
Operations					
Net Interest Income					
Fully Taxable Equivalent (FTE) Basis	$ 133,083	$ 117,247	$ 114,076	$ 114,907	$ 108,986
Less Tax Equivalent Adjustment	3,699	4,127	3,981	3,778	3,597
Net Interest Income	129,384	113,120	110,095	111,129	105,389
Provision for Loan Losses	28,238	8,507	6,258	8,354	5,705
Net Interest Income					
After Provision for Loan Losses	101,146	104,613	103,837	102,775	99,684
Total Other Income	36,367	40,551	34,613	34,717	34,554
Total Other Expenses	108,792	102,182	93,057	93,957	91,642
Income Before Income Tax Expense	28,721	42,982	42,393	43,535	42,596
Income Tax Expense	8,083	11,343	12,195	13,296	13,185
Net Income	$ 20,638	$ 31,639	$ 30,198	$ 30,239	$ 29,411
Per Share Data					
Basic Net Income	$ 1.14	$ 1.73	$ 1.64	$ 1.64	$ 1.59
Diluted Net Income	1.14	1.73	1.64	1.63	1.58
Cash Dividends Paid	.92	.92	.92	.92	.92
December 31 Book Value	18.69	18.88	17.75	17.02	16.93
December 31 Market Value (Bid Price)	22.21	27.84	27.19	26.00	28.30
Average Balances [2]					
Total Assets	$3,811,166	$3,639,772	$3,371,386	$3,179,464	$3,109,104
Total Loans [3]	3,002,628	2,794,824	2,569,847	2,434,134	2,369,017
Total Deposits	2,902,902	2,752,443	2,568,070	2,418,752	2,365,306
Securities Sold Under Repurchase Agreements					
(long-term portion)	34,250	23,813			181
Total Federal Home Loan Bank Advances	237,791	259,463	234,629	227,311	225,375
Total Subordinated Debentures, Revolving					
Credit Lines and Term Loans	107,752	104,680	99,456	106,811	96,230
Total Stockholders' Equity	349,594	330,786	319,519	315,525	310,004
Year-end Balances [2]					
Total Assets	$4,784,155	$3,782,087	$3,554,870	$3,237,079	$3,191,668
Total Loans [3]	3,726,247	2,880,578	2,698,014	2,462,337	2,431,418
Total Deposits	3,718,811	2,884,121	2,750,538	2,382,576	2,408,150
Securities Sold Under Repurchase Agreements					
(long-term portion)	34,250	34,250			320
Total Federal Home Loan Bank Advances	360,217	294,101	242,408	247,865	223,663
Total Subordinated Debentures, Revolving					
Credit Lines and Term Loans	135,826	115,826	83,956	103,956	97,206
Total Stockholders' Equity	395,903	339,936	327,325	313,396	314,603
Financial Ratios					
Return on Average Assets	.54%	.87%	.90%	.95%	.95%
Return on Average Stockholders' Equity	5.90	9.56	9.45	9.58	9.49
Average Earning Assets to Total Assets [3]	72.39	90.15	91.15	90.93	90.28
Allowance for Loan Losses as % of Total Loans	1.33	.98	.99	1.02	.93
Dividend Payout Ratio	80.70	53.18	56.10	56.44	58.23
Average Stockholders' Equity to Average Assets	9.17	9.09	9.48	9.92	9.97
Tax Equivalent Yield on Earning Assets	6.44	7.10	6.92	6.26	5.72
Cost of Supporting Liabilities	2.60	3.55	3.21	2.29	1.84
Net Interest Margin on Earning Assets	3.84	3.55	3.71	3.97	3.88

[1] **Restated for all stock dividends and stock splits.**
[2] **On December 31, 2008, the corporation acquired 100 percent of the outstanding stock of Lincoln Bancorp, the holding company of Lincoln Bank, which is located in Plainfield, Indiana. Lincoln Bank is a state chartered bank with branches in central Indiana. Lincoln Bancorp was merged into the Corporation and Lincoln Bank maintained its bank charter as a subsidiary of the Corporation. The Corporation issued approximately 3,040,415 shares of its common stock at a cost of $19.78 per share and approximately $16.8 million in cash to complete the transaction. As a result of the acquisition, the Corporation has an opportunity to increase its customer base and continue to increase its market share. The purchase had a recorded acquisition price of $77,290,000, including investments of $122,093,000; loans of $628,277,000, premises and equipment of $15,624,000; other assets of $86,091,000; deposits of $655,370,000; other liabilities of $136,280,000 and goodwill of $19,813,000. Additionally, core deposit intangibles totaling $12,461,000 were recognized and will be amortized over ten years. The combination was accounted for under the purchase method of accounting. All assets and liabilities were recorded at their fair values as of December 31, 2008. The purchase accounting adjustments are being amortized over the life of the respective asset or liability.**
[3] **Includes loans held for sale.**

FORWARD-LOOKING STATEMENTS

First Merchants Corporation (the "Corporation") from time to time includes forward-looking statements in its oral and written communication. The Corporation may include forward-looking statements in filings with the Securities and Exchange Commission, such as Form 10-K and Form 10-Q, in other written materials and oral statements made by senior management to analysts, investors, representatives of the media and others. The Corporation intends these forward-looking statements to be covered by the safe harbor provisions for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995, and the Corporation is including this statement for purposes of these safe harbor provisions. Forward-looking statements can often be identified by the use of words like "believe", "continue", "pattern", "estimate", "project", "intend", "anticipate", "expect" and similar expressions or future or conditional verbs such as "will", "would", "should", "could", "might", "can", "may" or similar expressions. These forward-looking statements include:

- statements of the Corporation's goals, intentions and expectations;
- statements regarding the Corporation's business plan and growth strategies;
- statements regarding the asset quality of the Corporation's loan and investment portfolios; and
- estimates of the Corporation's risks and future costs and benefits.

These forward-looking statements are subject to significant risks, assumptions and uncertainties, including, among other things, those discussed in Item 1A, "RISK FACTORS".

Because of these and other uncertainties, the Corporation's actual future results may be materially different from the results indicated by these forward-looking statements. In addition, the Corporation's past results of operations do not necessarily indicate its future results.

PART I

Item 1. BUSINESS

GENERAL

First Merchants Corporation (the "Corporation") is a financial holding company headquartered in Muncie, Indiana. The Corporation's Common Stock is traded on NASDAQ's Global Select Market System under the symbol FRME and was organized in September 1982. Since its organization, the Corporation has grown to include five affiliate banks with eighty-two locations in twenty-four Indiana and three Ohio counties. In addition to its branch network, the Corporation's delivery channels include ATMs, check cards, interactive voice response systems and internet technology. The Corporation's business activities are currently limited to one significant business segment, which is community banking.

The bank subsidiaries of the Corporation include the following:

- First Merchants Bank, National Association ("First Merchants") in Delaware, Hamilton, Marion, Henry, Randolph, Union, Fayette, Wayne, Butler (OH), Jay, Adams, Wabash, Howard and Miami counties;

- First Merchants Bank of Central Indiana, National Association ("Central Indiana") in Madison County;

- Lafayette Bank and Trust Company, National Association ("Lafayette"), in Tippecanoe, Carroll, Jasper, and White counties;

- Commerce National Bank ("Commerce") in Franklin and Hamilton counties in Ohio; and

- Lincoln Bank ("Lincoln") in Brown, Clinton, Hamilton, Hendricks, Johnson, Montgomery and Morgan counties.

The Corporation operates First Merchants Trust Company, National Association, a trust and asset management services company. The Corporation also operates First Merchants Insurance Services, Inc., a full-service property, casualty, personal lines, and employee benefit insurance agency headquartered in Muncie, Indiana.

In addition, the Corporation operates First Merchants Reinsurance Co. Ltd. ("FMRC"), a small life reinsurance company whose primary business includes short-duration contracts of credit life and accidental and health insurance policies and debt cancellation contracts. Such policies and contracts are purchased by the Corporation's bank customers to cover the amount of debt incurred by the insured. No policies are issued for loans other than those originated by the subsidiary banks. FMRC limits its self-insurance risk to the first $15,000 of exposure under each credit life policy and $350 per month on each accident and health policy. The company maintains the same standard for its debt cancellation contracts. The company also issues guaranteed asset protection contracts, which are limited to the amount of the loan on these guaranteed asset protection contracts and are issued on loans up to a maximum of $50,000. The total self-insurance exposure for all contracts as of December 31, 2008 totaled $19.1 million.

All inter-company transactions are eliminated during the preparation of consolidated financial statements.

On December 31, 2008, the Corporation acquired Lincoln Bancorp, parent company of Lincoln Bank, through a merger of Lincoln Bancorp into the Corporation. Lincoln Bank adds seventeen Indiana banking locations in the Indianapolis area. The banking locations are in Avon, Bargersville, Brownsburg, Crawfordsville, Frankfort, Franklin, Greenwood, Mooresville, Morgantown, Nashville, Plainfield and Trafalgar. Lincoln also has two loan production offices located in Carmel and Greenwood, Indiana.

On December 31, 2008, the Corporation sold its interest in Indiana Title Insurance Company, LLC, a full service title insurance agency.

As of December 31, 2008, the Corporation had consolidated assets of $4.8 billion, consolidated deposits of $3.7 billion and stockholders' equity of $396 million. The Corporation is presently engaged in conducting commercial banking business through the offices of its five banking subsidiaries. As of December 31, 2008, the Corporation and its subsidiaries had 1,367 full-time equivalent employees.

Through its bank subsidiaries, the Corporation offers a broad range of financial services, including accepting time, savings and demand deposits; making consumer, commercial, agri-business and real estate mortgage loans; renting safe deposit facilities; providing personal and corporate trust services; providing full-service brokerage; and providing other corporate services, letters of credit and repurchase agreements. Through various non-bank subsidiaries, the Corporation also offers personal and commercial lines of insurance and the reinsurance of credit life, accident, and health insurance.

GENERAL continued

AVAILABLE INFORMATION

The Corporation makes its Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended, available on its website at www.firstmerchants.com without charge, as soon as reasonably practicable, after such reports are electronically filed with, or furnished to, the Securities and Exchange Commission. These documents can also be read and copied at the Securities and Exchange Commission's Public Reference Room at 100 F Street, NE, Washington, D.C. 20549. Please call the Securities and Exchange Commission at 1-800-SEC-0330 for further information on the public reference room. Our SEC filings are also available to the public at the Securities and Exchange Commission's website at http://www.sec.gov. Additionally, the Corporation will also provide without charge, a copy of its Annual Report on Form 10-K to any shareholder by mail. Requests should be sent to Ms. Cynthia Holaday, Shareholder Relations Officer, First Merchants Corporation, P.O. Box 792, Muncie, IN 47308-0792.

ACQUISITION POLICY

The Corporation anticipates that it will continue its policy of geographic expansion of its banking business through the acquisition of banks whose operations are consistent with its banking philosophy. Management routinely explores opportunities to acquire financial institutions and other financial services-related businesses and to enter into strategic alliances to expand the scope of its services and its customer base.

COMPETITION

The Corporation's banking subsidiaries are located in Indiana and Ohio counties where other financial services companies provide similar banking services. In addition to the competition provided by the lending and deposit gathering subsidiaries of national manufacturers, retailers, insurance companies and investment brokers, the banking subsidiaries compete vigorously with other banks, thrift institutions, credit unions and finance companies located within their service areas.

REGULATION AND SUPERVISION OF FIRST MERCHANTS CORPORATION AND SUBSIDIARIES

BANK HOLDING COMPANY REGULATION

The Corporation is registered as a bank holding company and has elected to be a financial holding company. It is subject to the supervision of, and regulation by the Board of Governors of the Federal Reserve System ("Federal Reserve") under the Bank Holding Company Act of 1956, as amended (the "BHC Act"). Bank holding companies are required to file periodic reports with and are subject to periodic examination by the Federal Reserve. The Federal Reserve has issued regulations under the BHC Act requiring a bank holding company to serve as a source of financial and managerial strength to its subsidiary banks. Thus, it is the policy of the Federal Reserve that a bank holding company should stand ready to use its resources to provide adequate capital funds to its subsidiary banks during periods of financial stress or adversity. Additionally, under the Federal Deposit Insurance Corporation Improvement Act of 1991 ("FDICIA"), a bank holding company is required to guarantee the compliance of any subsidiary bank that may become "undercapitalized" (as defined in the FDICIA section of this Form 10-K) with the terms of any capital restoration plan filed by such subsidiary with its appropriate federal banking agency. Under the BHC Act, the Federal Reserve has the authority to require a bank holding company to terminate any activity or relinquish control of a non-bank subsidiary (other than a non-bank subsidiary of a bank) upon the determination that such activity constitutes a serious risk to the financial stability of any bank subsidiary.

The BHC Act requires the Corporation to obtain the prior approval of the Federal Reserve before:

1. Acquiring direct or indirect control or ownership of any voting shares of any bank or bank holding company if, after such acquisition, the bank holding company will directly or indirectly own or control more than 5 percent of the voting shares of the bank or bank holding company;
2. Merging or consolidating with another bank holding company; or
3. Acquiring substantially all of the assets of any bank.

The BHC Act generally prohibits bank holding companies that have not become financial holding companies from (i) engaging in activities other than banking or managing or controlling banks or other permissible subsidiaries, and (ii) acquiring or retaining direct or indirect control of any company engaged in the activities other than those activities determined by the Federal Reserve to be closely related to banking or managing or controlling banks.

CAPITAL ADEQUACY GUIDELINES FOR BANK HOLDING COMPANIES

The BHC Act does not place territorial restrictions on such non-banking related activities. The Corporation is required to comply with the Federal Reserve's risk-based capital guidelines. These guidelines require a minimum ratio of capital to risk-weighted assets of 8 percent (including certain off-balance sheet activities such as standby letters of credit). At least half of the total required capital must be "Tier 1 capital," consisting principally of stockholders' equity, noncumulative perpetual preferred stock, a limited amount of cumulative perpetual preferred stock and minority interest in the equity accounts of consolidated subsidiaries, less certain goodwill items. The remainder may consist of a limited amount of subordinate debt and intermediate-term preferred stock, certain hybrid capital instruments and other debt securities, cumulative perpetual preferred stock, and a limited amount of the general loan loss allowance.

In addition to the risk-based capital guidelines, the Federal Reserve has adopted a Tier 1 (leverage) capital ratio under which the Corporation must maintain a minimum level of Tier 1 capital to average total consolidated assets. The ratio is 3 percent in the case of bank holding companies, which have the highest regulatory examination ratings and are not contemplating significant growth or expansion. All other bank holding companies are expected to maintain a ratio of at least 1 to 2 percent above the stated minimum.

The following are the Corporation's regulatory capital ratios as of December 31, 2008:

	Corporation	Regulatory Minimum Requirement
Tier 1 Capital: (to Risk-weighted Assets)	7.71%	4.0%
Total Capital:	10.24%	8.0%

BANK REGULATION

Four of the Corporation's bank subsidiaries are national banks and are supervised, regulated and examined by the Office of the Comptroller of the Currency (the "OCC"). The OCC has the authority to issue cease-and-desist orders if it determines that activities of the bank regularly represent an unsafe and unsound banking practice or a violation of law. Federal law extensively regulates various aspects of the banking business such as reserve requirements, truth-in-lending and truth-in-savings disclosures, equal credit opportunity, fair credit reporting, trading in securities and other aspects of banking operations. Current federal law also requires banks, among other things, to make deposited funds available within specified time periods.

Lincoln is an Indiana commercial bank, subject to examination by the Indiana Department of Financial Institutions ("IDFI") and the Federal Deposit Insurance Corporation ("FDIC"). The IDFI and the FDIC regulate or monitor virtually all areas of Lincoln's operations. Lincoln must undergo regular on-site examinations by the FDIC and IDFI and must submit periodic reports to the FDIC and the IDFI. The Corporation plans to merge Lincoln with Central Indiana under the Central Indiana charter and has applied to the OCC for approval of the merger.

BANK CAPITAL REQUIREMENTS

The OCC has adopted risk-based capital ratio guidelines to which national banks are subject. The guidelines establish a framework that makes regulatory capital requirements more sensitive to differences in risk profiles. Risk-based capital ratios are determined by allocating assets and specified off-balance sheet commitments to four risk-weighted categories, with higher levels of capital being required for the categories perceived as representing greater risk.

Like the capital guidelines established by the Federal Reserve, these guidelines divide a bank's capital into tiers. Banks are required to maintain a total risk-based capital ratio of 8 percent. The OCC may, however, set higher capital requirements when a bank's particular circumstances warrant. Banks experiencing or anticipating significant growth are expected to maintain capital ratios, including tangible capital positions, well above the minimum levels.

In addition, the OCC established guidelines prescribing a minimum Tier 1 leverage ratio (Tier 1 capital to adjusted total assets as specified in the guidelines). These guidelines provide for a minimum Tier 1 leverage ratio of 3 percent for banks that meet specified criteria, including that they have the highest regulatory rating and are not experiencing or anticipating significant growth. All other banks are required to maintain a Tier 1 leverage ratio of 3 percent plus an additional 1 to 2 percent.

All of the Corporation's affiliate banks exceed the minimum risk-based capital guidelines of the OCC as of December 31, 2008.

FDIC IMPROVEMENT ACT OF 1991

The FDICIA requires, among other things, federal bank regulatory authorities to take "prompt corrective action" with respect to banks, which do not meet minimum capital requirements. For these purposes, FDICIA establishes five capital tiers: well capitalized, adequately capitalized, undercapitalized, significantly undercapitalized and critically undercapitalized. The FDIC has adopted regulations to implement the prompt corrective action provisions of FDICIA.

"Undercapitalized" banks are subject to growth limitations and are required to submit a capital restoration plan. A bank's compliance with such plan is required to be guaranteed by the bank's parent holding company. If an "undercapitalized" bank fails to submit an acceptable plan, it is treated as if it is significantly undercapitalized. "Significantly undercapitalized" banks are subject to one or more restrictions, including an order by the FDIC to sell sufficient voting stock to become adequately capitalized, requirements to reduce total assets and cease receipt of deposits from correspondent banks, and restrictions on compensation of executive officers. "Critically undercapitalized" institutions may not, beginning 60 days after becoming "critically undercapitalized," make any payment of principal or interest on certain subordinated debt or extend credit for a highly leveraged transaction or enter into any transaction outside the ordinary course of business. In addition, "critically undercapitalized" institutions are subject to appointment of a receiver or conservator.

As of December 31, 2008, four of the five bank subsidiaries of the Corporation were "well capitalized" based on the "prompt corrective action" ratios and deadlines described above. Lincoln was not considered well capitalized at December 31, 2008. However, on February 20, 2009, the Corporation added $30 million in capital to Lincoln, which returned them to well capitalized status. It should be noted that a bank's capital category is determined solely for the purpose of applying the OCC's "prompt corrective action" regulations and that the capital category may not constitute an accurate representation of the bank's overall financial condition or prospects.

PARTICPATION IN THE CPP UNDER EESA

In response to the ongoing financial crisis affecting the banking system and financial markets, the Emergency Economic Stabilization Act of 2008 ("EESA") was signed into law on October 3, 2008, which established the Troubled Assets Relief Program ("TARP"). As part of TARP, the United States Department of the Treasury (the "Treasury") established the Capital Purchase Program ("CPP") to provide up to $700 billion of funding to eligible financial institutions through the purchase of mortgages, mortgage-backed securities, capital stock and other financial instruments for the purpose of stabilizing and providing liquidity to the U.S. financial markets.

On February 17, 2009, the American Recovery and Reinvestment Act of 2009 ("ARRA") was signed into law by President Obama. ARRA includes a wide variety of programs intended to stimulate the economy and provide for extensive infrastructure, energy, health, and education needs. In addition, ARRA imposes certain new executive compensation and corporate expenditure limits on all current and future TARP recipients, including the Corporation, until the institution has repaid the Treasury, which is now permitted under ARRA without penalty and without the need to raise new capital, subject to the Treasury's consultation with the recipient's appropriate regulatory agency.

On February 20, 2009, First Merchants completed the sale to the Treasury of $116.0 million of newly issued First Merchants non-voting preferred shares as part of the CPP enacted as part of the TARP, under the ESSA. The Treasury has certain supervisory and oversight duties and responsibilities under EESA and the CPP and, pursuant to the terms of a Letter Agreement and a Securities Purchase Agreement - Standard Terms attached thereto (collectively, the "Securities Purchase Agreement"), the Treasury is empowered to unilaterally amend any provision of the Securities Purchase Agreement with First Merchants to the extent required to comply with any changes in applicable federal statutes.

DEPOSIT INSURANCE

The Corporation's affiliated banks are insured up to regulatory limits by the FDIC; and, accordingly, are subject to deposit insurance assessments to maintain the Bank Insurance Fund (the "BIF") and the Savings Association Insurance Fund ("SAIF") administered by the FDIC. The FDIC has adopted regulations establishing a permanent risk-related deposit insurance assessment system. Under this system, the FDIC places each insured bank in one of nine risk categories based on (i) the bank's capitalization, and (ii) supervisory evaluations provided to the FDIC by the institution's primary federal regulator. Each insured bank's insurance assessment rate is then determined by the risk category in which it is classified by the FDIC.

DIVIDEND LIMITATIONS

National banking laws restrict the amount of dividends that an affiliate bank may declare in a year without obtaining prior regulatory approval. National banks are limited to the bank's retained net income (as defined) for the current year plus those for the previous two years. At December 31, 2008, the Corporation's affiliate banks had a total of $42,856,000 retained net profits available for 2009 dividends to the Corporation without prior regulatory approval.

BROKERED DEPOSITS

Under FDIC regulations, no FDIC-insured depository institution can accept brokered deposits unless it (i) is well capitalized, or (ii) is adequately capitalized and received a waiver from the FDIC. In addition, these regulations prohibit any depository institution that is not well capitalized from (a) paying an interest rate on deposits in excess of 76 basis points over certain prevailing market rates or (b) offering "pass through" deposit insurance on certain employee benefit plan accounts unless it provides certain notice to affected depositors.

INTERSTATE BANKING AND BRANCHING

Under the Riegle-Neal Interstate Banking and Branching Efficiency Act of 1994 ("Riegle-Neal"), subject to certain concentration limits, required regulatory approvals and other requirements, (i) financial holding companies such as the Corporation are permitted to acquire banks and bank holding companies located in any state; (ii) any bank that is a subsidiary of a bank holding company is permitted to receive deposits, renew time deposits, close loans, service loans and receive loan payments as an agent for any other bank subsidiary of that holding company; and (iii) banks are permitted to acquire branch offices outside their home states by merging with out-of-state banks, purchasing branches in other states, and establishing de novo branch offices in other states.

FINANCIAL SERVICES MODERNIZATION ACT

The Gramm-Leach-Bliley Act of 1999 (the "Financial Services Modernization Act") establishes a comprehensive framework to permit affiliations among commercial banks, insurance companies, securities firms, and other financial service providers by revising and expanding the existing BHC Act. Under this legislation, bank holding companies would be permitted to conduct essentially unlimited securities and insurance activities as well as other activities determined by the Federal Reserve Board to be financial in nature or related to financial services. As a result, the Corporation is able to provide securities and insurance services. Furthermore, under this legislation, the Corporation is able to acquire, or be acquired, by brokerage and securities firms and insurance underwriters. In addition, the Financial Services Modernization Act broadens the activities that may be conducted by national banks through the formation of financial subsidiaries. Finally, the Financial Services Modernization Act modifies the laws governing the implementation of the Community Reinvestment Act and addresses a variety of other legal and regulatory issues affecting both day-to-day operations and long-term activities of financial institutions.

A bank holding company may become a financial holding company if each of its subsidiary banks is well capitalized, is well managed and has at least a satisfactory rating under the Community Reinvestment Act, by filing a declaration that the bank holding company wishes to become a financial holding company. Also effective March 11, 2000, no regulatory approval is required for a financial holding company to acquire a company, other than a bank or savings association, engaged in activities that are financial in nature or incidental to activities that are financial in nature, as determined by the Federal Reserve Board. The Federal Reserve Bank of Chicago approved the Corporation's application to become a Financial Holding Company effective September 13, 2000.

USA PATRIOT ACT

As part of the USA Patriot Act, signed into law on October 26, 2001, Congress adopted the International Money Laundering Abatement and Financial Anti-Terrorism Act of 2001 (the "Act"). The Act authorizes the Secretary of the Treasury, in consultation with the heads of other government agencies, to adopt special measures applicable to financial institutions such as banks, bank holding companies, broker-dealers and insurance companies. Among its other provisions, the Act requires each financial institution: (i) to establish an anti-money laundering program; (ii) to establish due diligence policies, procedures and controls that are reasonably designed to detect and report instances of money laundering in United States private banking accounts and correspondent accounts maintained for non-United States persons or their representatives; and (iii) to avoid establishing, maintaining, administering, or managing correspondent accounts in the United States for, or on behalf of, a foreign shell bank that does not have a physical presence in any country. In addition, the Act expands the circumstances under which funds in a bank account may be forfeited and requires covered financial institutions to respond under certain circumstances to requests for information from federal banking agencies within 120 hours.

Treasury regulations implementing the due diligence requirements were issued in 2002. These regulations required minimum standards to verify customer identity, encouraged cooperation among financial institutions, federal banking agencies, and law enforcement authorities regarding possible money laundering

USA PATRIOT ACT continued

or terrorist activities, prohibited the anonymous use of "concentration accounts," and required all covered financial institutions to have in place an anti-money laundering compliance program.

The Act also amended the Bank Holding Company Act and the Bank Merger Act to require the federal banking agencies to consider the effectiveness of a financial institution's anti-money laundering activities when reviewing an application under these acts.

THE SARBANES-OXLEY ACT

The Sarbanes-Oxley Act of 2002 ("Sarbanes-Oxley Act"), which became law on July 30, 2002, added new legal requirements for public companies affecting corporate governance, accounting and corporate reporting. The Sarbanes-Oxley Act provides for, among other things:

- a prohibition on personal loans made or arranged by the issuer to its directors and executive officers (except for loans made by a bank subject to Regulation O);
- independence requirements for audit committee members;
- independence requirements for company auditors;
- certification of financial statements on Forms 10-K and 10-Q reports by the chief executive officer and the chief financial officer;
- the forfeiture by the chief executive officer and chief financial officer of bonuses or other incentive-based compensation and profits from the sale of an issuer's securities by such officers in the twelve-month period following initial publication of any financial statements that later require restatement due to corporate misconduct;
- disclosure of off-balance sheet transactions;
- two-business day filing requirements for insiders filing Form 4s;
- disclosure of a code of ethics for financial officers and filing a Form 8-K for a change in or waiver of such code;
- the reporting of securities violations "up the ladder" by both in-house and outside attorneys;
- restrictions on the use of non-GAAP financial measures in press releases and SEC filings;
- the formation of a public accounting oversight board; and
- various increased criminal penalties for violations of securities laws.

The Sarbanes-Oxley Act contains provisions, which became effective upon enactment on July 30, 2002, including provisions, which became effective from within 30 days to one year from enactment. The SEC has been delegated the task of enacting rules to implement various provisions. In addition, each of the national stock exchanges developed new corporate governance rules, including rules strengthening director independence requirements for boards, the adoption of corporate governance codes and charters for the nominating, corporate governance and audit committees.

ADDITIONAL MATTERS

The Corporation and its affiliate banks are subject to the Federal Reserve Act, which restricts financial transactions between banks and affiliated companies. The statute limits credit transactions between banks, affiliated companies and its executive officers and its affiliates. The statute prescribes terms and conditions for bank affiliate transactions deemed to be consistent with safe and sound banking practices. It also restricts the types of collateral security permitted in connection with the bank's extension of credit to an affiliate. Additionally, all transactions with an affiliate must be on terms substantially the same or at least as favorable to the institution as those prevailing at the time for comparable transactions with non-affiliated parties.

In addition to the matters discussed above, the Corporation's affiliate banks are subject to additional regulation of their activities, including a variety of consumer protection regulations affecting their lending, deposit and collection activities and regulations affecting secondary mortgage market activities.

The earnings of financial institutions are also affected by general economic conditions and prevailing interest rates, both domestic and foreign, and by the monetary and fiscal policies of the United States

ADDITIONAL MATTERS Continued

Government and its various agencies, particularly the Federal Reserve. The Federal Reserve regulates the supply of credit in order to influence general economic conditions, primarily through open market operations in United States government obligations, varying the discount rate on financial institution borrowings, varying reserve requirements against financial institution deposits, and restricting certain borrowings by financial institutions and their subsidiaries. The monetary policies of the Federal Reserve have had a significant effect on the operating results of the bank subsidiaries in the past and are expected to continue to do so in the future.

Additional legislation and administrative actions affecting the banking industry may be considered by the United States Congress, state legislatures and various regulatory agencies, including those referred to above. It cannot be predicted with certainty whether such legislation or administrative action will be enacted or the extent to which the banking industry in general or the Corporation and its affiliate banks in particular would be affected.

STATISTICAL DATA

The following tables set forth statistical data on the Corporation and its subsidiaries.

DISTRIBUTION OF ASSETS, LIABILITIES AND STOCKHOLDERS' EQUITY; INTEREST RATES AND INTEREST DIFFERENTIAL

The daily average balance sheet amounts, the related interest income or expense, and average rates earned or paid are presented in the following table:

(Dollars in Thousands)	2008 Average Balance	2008 Interest Income/ Balance	2008 Average Rate	2007 Average Balance	2007 Interest Income/ Balance	2007 Average Rate	2006 Average Balance	2006 Interest Income/ Balance	2006 Average Rate
Assets:									
Federal Funds Sold	$ 2,604	$ 28	1.1%	$ 3,308	$ 172	5.2%	$ 6,983	$ 373	5.3%
Interest-bearing Deposits	22,576	755	3.3	10,580	582	5.5	7,831	500	6.4
Federal Reserve and Federal Home Loan Bank Stock	25,425	1,391	5.5	24,221	1,299	5.4	23,473	1,256	5.4
Securities: [1]									
Taxable	259,013	12,046	4.7	300,854	13,744	4.6	289,692	12,316	4.3
Tax-exempt [2]	151,231	9,009	6.0	175,152	10,074	5.8	175,072	10,100	5.8
Total Securities	410,244	21,055	5.1	476,006	23,818	5.0	464,764	22,416	4.8
Mortgage Loans Held for Sale	3,614	268	7.4	6,107	549	9.0	4,620	176	3.8
Loans: [3]									
Commercial	2,248,255	149,988	6.7	1,955,750	151,158	7.7	1,704,026	128,888	7.6
Real Estate Mortgage	355,540	22,357	6.3	412,008	26,288	6.4	441,407	27,813	6.3
Installment	371,813	25,771	6.9	400,191	29,276	7.3	405,006	29,891	7.4
Tax-exempt [2]	23,406	1,558	6.7	20,768	1,718	8.3	14,788	1,274	8.6
Total Loans	3,002,628	199,942	6.7	2,794,824	208,989	7.5	2,569,847	188,042	7.3
Total Earning Assets	3,463,477	223,172	6.4	3,308,939	234,860	7.1	3,072,898	212,587	6.9
Net Unrealized Gain (Loss) on Securities Available for Sale	1,383			(3,624)			(7,353)		
Allowance for Loan Losses	(32,383)			(27,495)			(26,443)		
Cash and Due from Banks	75,553			64,571			58,305		
Premises and Equipment	44,601			43,945			40,227		
Other Assets	258,535			253,436			233,752		
Total Assets	$3,811,166			$3,639,772			$3,371,386		
Liabilities:									
Interest-bearing Deposits:									
NOW Accounts	$ 527,993	5,526	1.0%	$ 490,908	11,034	2.2%	$ 396,477	$ 6,065	1.5%
Money Market Deposit Accounts	276,579	3,954	1.4	246,706	7,648	3.1	251,746	7,551	3.0
Savings Deposits	274,320	2,075	0.8	264,134	4,604	1.7	259,052	3,927	1.5
Certificates and Other Time Deposits	1,445,843	56,026	3.9	1,407,151	66,635	4.7	1,333,408	56,771	4.3
Total Interest-bearing Deposits	2,524,735	67,581	2.7	2,408,899	89,921	3.7	2,240,683	74,314	3.3
Borrowings	528,397	22,508	4.3	515,562	27,692	5.4	445,806	24,197	5.4
Total Interest-bearing Liabilities	3,053,132	90,089	3.0	2,924,461	117,613	4.0	2,686,489	98,511	3.7
Noninterest-bearing Deposits	378,167			343,544			327,387		
Other Liabilities	30,273			40,981			37,991		
Total Liabilities	3,461,572			3,308,986			3,051,867		
Stockholders' Equity	349,594			330,786			319,519		
Total Liabilities and Stockholders' Equity	$3,811,166	90,089	2.6	$3,639,772	117,613	3.6	$3,371,386	98,511	3.2
Net Interest Income		$133,083			$117,247			$114,076	
Net Interest Margin			3.8%			3.5%			3.7%

[1] Average balance of securities is computed based on the average of the historical amortized cost balances without the effects of the fair value adjustment.
[2] Tax-exempt securities and loans are presented on a fully taxable equivalent basis, using a marginal tax rate of 35% for 2008, 2007 and 2006. Those totals equal $3,699, $4,127, and $3,981, respectively.
[3] Nonaccruing loans have been included in the average balances.

ANALYSIS OF CHANGES IN NET INTEREST INCOME

The following table presents net interest income components on a tax-equivalent basis and reflects changes between periods attributable to movement in either the average balance or average interest rate for both earning assets and interest-bearing liabilities. The volume differences were computed as the difference in volume between the current and prior year times the interest rate of the prior year, while the interest rate changes were computed as the difference in rate between the current and prior year times the volume of the prior year. Volume/rate variances have been allocated on the basis of the absolute relationship between volume variances and rate variances.

(Dollars in Thousands on Fully Taxable Equivalent Basis)	2008 Compared to 2007 Increase (Decrease) Due To			2007 Compared to 2006 Increase (Decrease) Due To		
	Volume	Rate	Total	Volume	Rate	Total
Interest Income:						
Federal Funds Sold	$ (30)	$ (114)	$ (144)	$ (298)	$ 97	$ (201)
Interest-bearing Deposits	468	(295)	173	200	(118)	82
Federal Reserve and Federal Home Loan Bank Stock	65	27	92	40	3	43
Securities	(3,362)	599	(2,763)	550	852	1,402
Mortgage Loans Held for Sale	(197)	(84)	(281)	71	302	373
Loans	15,017	(23,782)	(8,765)	16,640	3,934	20,574
Totals	11,961	(23,649)	(11,688)	17,203	5,070	22,273
Interest Expense:						
NOW Accounts	778	(6,286)	(5,508)	1,673	3,296	4,969
Money Market Deposit Accounts	835	(4,529)	(3,694)	(153)	250	97
Savings Deposits	171	(2,700)	(2,529)	78	599	677
Certificates and Other Time Deposits	1,788	(12,397)	(10,609)	3,256	6,608	9,864
Borrowings	674	(5,858)	(5,184)	3,749	(254)	3,495
Totals	4,246	(31,770)	(27,524)	8,603	10,499	19,102
Change in Net Interest Income (Fully Taxable Equivalent Basis)	$ 7,715	$ 8,121	$ 15,836	$ 8,600	$ (5,429)	$ 3,171
Tax Equivalent Adjustment Using Marginal Rate of 35% for 2008, 2007, and 2006			428			(146)
Change in Net Interest Income			$ 16,264			$ 3,025

INVESTMENT SECURITIES

The Corporation's management has evaluated all securities with unrealized losses for other than temporary impairment as of December 31, 2008. The evaluations are based on the nature of the securities, the extent and duration of the loss and the intent and ability of the Corporation to hold these securities either to maturity or through the expected recovery period.

The current unrealized losses are primarily concentrated within trust preferred securities held by the Corporation. The Corporation holds ten trust preferred pool securities and four single issuer securities. Such investments have an amortized cost of $18.8 million and a fair value of $9.8, which is only 2 percent of the Corporation's entire investment portfolio. On all but one small pool investment, the Corporation utilized broker quotes to determine their fair value.

The Corporation utilizes a third party for portfolio accounting services, including market value input. The Corporation has obtained an understanding of what inputs are being used by the vendor in pricing our portfolio and how the vendor was classifying these securities based upon these inputs. From these discussions, the Corporation's management is comfortable the classifications are proper. The Corporation has gained trust in the data for two reasons: (a) independent spot testing of the data is conducted by the Corporation through obtaining market quotes from various brokers on a periodic basis and (b) actual gains or loss resulting from the sale of certain securities has proven the data to be accurate over time.

INVESTMENT SECURITIES continued

The fair values of the investments have been impacted by the recent market conditions which have caused risk and liquidity premiums to increase resulting in a significant decline in the fair value of the Corporation's trust preferred securities, or the value the Corporation could realize if it were forced to immediately sell the securities into the secondary market. Management has determined that (a) the drop in market value is primarily a result of illiquidity in the current market rather than poor performance, and (b) there has not been an adverse change in future cash flows of the securities.

The Corporation has the intent and ability to hold these, and all other, investment securities until the fair value is recovered, which may be maturity, and therefore, does not consider them, with one exception, to be other-than-temporarily impaired at December 31, 2008. The one exception is a smaller trust preferred pool that has been deemed other than temporarily impaired, due to a higher rate of defaults and deferrals from the underlying banks in the pool and collateral position. A $1.2 million loss was included in the earnings for 2008 establishing a new cost basis of $770,000.

During 2008, the Corporation owned shares of a series of preferred stock issued by the Federal Home Loan Mortgage Corporation ("FHLMC"). On September 7, 2008, the Federal Housing Finance Agency ("FHFA") was appointed as conservator of FHLMC, and the U.S. Treasury Department disclosed that it had entered into a Senior Preferred Stock Purchase Agreement with FHLMC, contemplating an investment of up to $100 billion. The senior preferred stock has a liquidation preference senior to all FHLMC stock, including the series of preferred stock held by the Corporation. In addition, the terms of the senior preferred stock prohibit FHLMC from declaring or paying any dividend or making any other distribution with respect to any stock other than the senior preferred stock without the consent of the U.S. Treasury Department. In connection with the appointment of the FHFA as conservator, the FHFA announced that it was eliminating the payment of all future dividends on all FHLMC stock, including dividends on the series of preferred stock that the Corporation owns. After assessing these events, during the third quarter of 2008, the Corporation recorded an other-than-temporary impairment write-down of $1,458,000 related to its investments in the preferred securities issued by FHLMC. The investment was sold during the fourth quarter of 2008 triggering an additional $47,000 loss.

INVESTMENT SECURITIES continued

The amortized cost, gross unrealized gains, gross unrealized losses and approximate market value of the investment securities at the dates indicated were:

(Dollars in Thousands)	AMORTIZED COST	GROSS UNREALIZED GAINS	GROSS UNREALIZED LOSSES	FAIR VALUE
Available for Sale at December 31, 2008				
U.S. Government-sponsored Agency Securities..	$ 15,451	$ 218		$ 15,669
State and Municipal	156,426	3,220	$ 107	159,539
Mortgage-backed Securities	265,820	4,472	215	270,077
Corporate Obligations........	19,822		8,978	10,844
Marketable Equity Securities	3,507			3,507
Total Available for Sale	461,026	7,910	9,300	459,636
Held to Maturity at December 31, 2008				
U.S. Treasury	11,675		1	11,674
State and Municipal	10,666	93	264	10,495
Mortgage-backed Securities	7			7
Total Held to Maturity	22,348	93	265	22,176
Total Investment Securities	$483,374	$ 8,003	$ 9,565	$481,812
Available for Sale at December 31, 2007				
U.S. Treasury	$ 1,501	$ 18		$ 1,519
U.S. Government-sponsored Agency Securities..	67,793	240	$ 98	67,935
State and Municipal	150,744	2,324	156	152,912
Mortgage-backed Securities	199,591	1,654	1,444	199,801
Corporate Obligations........	13,740		1,294	12,446
Marketable Equity Securities	6,835		612	6,223
Total Available for Sale	440,204	4,236	3,604	440,836
Held to Maturity at December 31, 2007				
State and Municipal	10,317	237	298	10,256
Mortgage-backed Securities	14			14
Total Held to Maturity	10,331	237	298	10,270
Total Investment Securities	$450,535	$ 4,473	$ 3,902	$451,106
Available for Sale at December 31, 2006				
U.S. Treasury	$ 1,502	$ 1		$ 1,503
U.S. Government-sponsored Agency Securities	87,193	69	$ 1,284	85,978
State and Municipal	168,262	2,251	892	169,621
Mortgage-backed Securities	195,228	600	3,983	191,845
Other Asset-backed Securities				
Marketable Equity Securities	7,296		310	6,986
Total Available for Sale	459,481	2,921	6,469	455,933
Held to Maturity at December 31, 2006				
State and Municipal	9,266	432	200	9,498
Mortgage-backed Securities	18			18
Total Held to Maturity	9,284	432	200	9,516
Total Investment Securities	$468,765	$ 3,353	$ 6,669	$465,449

INVESTMENT SECURITIES continued

(Dollars in Thousands)	Cost	Yield	Cost	Yield	Cost	Yield
	2008		2007		2006	
Federal Reserve and Federal Home Loan Bank Stock at December 31:						
Federal Reserve Bank Stock	$ 9,276	6.0%	$ 9,223	6.0%	$ 9,091	6.0%
Federal Home Loan Bank Stock	25,043	4.3	16,027	4.3	14,600	4.3
Total	$34,319	4.7%	$25,250	4.9%	$23,691	4.9%

The fair value of Federal Reserve and Federal Home Loan Bank stock approximates cost.

There were no issuers included in our investment security portfolio at December 31, 2008, 2007 or 2006 where the aggregate carrying value of any one issuer exceeded 10 percent of the Corporation's stockholders' equity at those dates. The term "issuer" excludes the U.S. Government and its sponsored agencies and corporations.

The maturity distribution (Dollars in Thousands) and average yields for the securities portfolio at December 31, 2008 were:

Securities available for sale December 31, 2008:

(Dollars in Thousands)	Within 1 Year Amount	Yield[1]	1-5 Years Amount	Yield[1]	5-10 Years Amount	Yield[1]
U.S. Government-sponsored Agency Securities	$ 8,088	4.8%	$ 7,482	3.9%	$ 99	4.8%
State and Municipal	22,858	4.7	67,861	5.7	35,219	6.5
Corporate Obligations			1,034	5.0		
Total	$30,946	4.7%	$ 76,377	5.5%	$35,318	6.5%

	Due After Ten Years Amount	Yield[1]	Marketable Equity and Mortgage - Backed Securities Amount	Yield[1]	Total Amount	Yield[1]
U.S. Government-sponsored Agency Securities					$ 15,669	4.3%
State and Municipal	$ 33,601	7.3%			159,539	6.1
Marketable Equity Securities			$ 3,507	4.1%	3,507	4.1
Corporate Obligations	9,810	3.3			10,844	3.5
Mortgage-backed Securities			253,325	5.5	253,325	5.5
Other Asset Backed Securities			16,752	4.0	16,752	4.0
Total	$ 43,411	6.4%	$ 273,584	5.4%	$459,636	5.5%

Securities held to maturity at December 31, 2008:

(Dollars in Thousands)	Within 1 Year Amount	Yield[1]	1-5 Years Amount	Yield[1]	5-10 Years Amount	Yield[1]
U.S. Treasury	$ 11,675	0.0%				
State and Municipal	1,456	5.5	$ 435	7.0%	$ 3,990	5.9%
Total	$ 13,131	0.6%	$ 435	7.0%	$ 3,990	5.9%

	Due After Ten Years Amount	Yield[1]	Mortgage-Backed Securities Amount	Yield[1]	Total Amount	Yield[1]
U.S. Treasury					$ 11,675	0.0%
State and Municipal	$ 4,785	8.1%			10,666	6.9
Other Asset-backed Securities			$ 7	8.4%	7	8.4
Total	$ 4,785	8.1%	$ 7	8.4%	$ 22,348	3.3%

[1] Interest yields on state and municipal securities are presented on a fully taxable equivalent basis using a 35% tax rate.

INVESTMENT SECURITIES continued

The following tables show the Corporation's gross unrealized losses and fair value, aggregated by investment category and length of time that individual securities have been in a continuous unrealized loss position at December 31, 2008 and 2007:

(Dollars in Thousands)	FAIR VALUE	GROSS UNREALIZED LOSSES	FAIR VALUE	GROSS UNREALIZED LOSSES	FAIR VALUE	GROSS UNREALIZED LOSSES
	Less than 12 Months		12 Months or Longer		Total	
Temporarily Impaired Investment Securities at December 31, 2008:						
U.S. Treasury	$ 11,374	$ (1)			$11,374	$ (1)
U.S. Government-sponsored Agency Securities						
State and Municipal	10,274	(124)	$ 3,582	$ (247)	13,856	(371)
Mortgage-backed Securities	13,315	(47)	11,755	(168)	25,070	(215)
Corporate Obligations	7,302	(69)	2,741	(8,909)	10,043	(8,978)
Marketable Equity Securities						
Total Temporarily Impaired Investment Securities	$ 42,265	$ (241)	$18,078	$(9,324)	$60,343	$ (9,565)

	FAIR VALUE	GROSS UNREALIZED LOSSES	FAIR VALUE	GROSS UNREALIZED LOSSES	FAIR VALUE	GROSS UNREALIZED LOSSES
	Less than 12 Months		12 Months or Longer		Total	
Temporarily Impaired Investment Securities at December 31, 2007:						
U.S. Government-sponsored Agency Securities			$ 45,572	$ (98)	$ 45,572	$ (98)
State and Municipal	$ 858	$ (7)	60,996	(447)	61,854	(454)
Mortgage-backed Securities	3,489	(30)	86,161	(1,414)	89,650	(1,444)
Corporate Obligations	12,415	(1,294)			12,415	(1,294)
Marketable Equity Securities			900	(612)	900	(612)
Total Temporarily Impaired Investment Securities	$ 16,762	$(1,331)	$193,629	$(2,571)	$210,391	$ (3,902)

LOAN PORTFOLIO

TYPES OF LOANS

(Dollars in Thousands)	2008	2007	2006	2005	2004
Loans at December 31:					
Commercial and Industrial Loans	$ 904,646	$ 662,701	$ 537,305	$ 461,102	$ 451,227
Agricultural Production Financing and Other Loans to Farmers	135,099	114,324	100,098	95,130	98,902
Real Estate Loans:					
Construction	252,487	165,425	169,491	174,783	164,738
Commercial and Farmland	1,202,372	947,234	861,429	734,865	709,163
Residential	956,245	744,627	749,921	751,217	761,163
Individuals' Loans for Household and Other Personal Expenditures	201,632	187,880	223,504	200,139	198,532
Tax-exempt Loans	28,070	16,423	14,423	8,263	8,203
Lease Financing Receivables, Net of Unearned Income	8,996	8,351	8,010	8,713	11,311
Other Loans	32,405	29,878	28,420	23,215	24,812
	3,721,952	2,876,843	2,692,601	2,457,427	2,428,501
Allowance for Loan Losses	(49,543)	(28,228)	(26,540)	(25,188)	(22,548)
Total Loans	$3,672,409	$2,848,615	$2,666,061	$2,432,239	$2,405,503

Residential Real Estate Loans Held for Sale at December 31, 2008, 2007, 2006, 2005 and 2004 were $4,295,000, $3,735,000, $5,413,000, $4,910,000, and $3,367,000, respectively.

MATURITIES AND SENSITIVITIES OF LOANS TO CHANGES IN INTEREST RATES

Presented in the table below are the maturities of loans (excluding residential real estate, individuals' loans for household and other personal expenditures and lease financing) outstanding as of December 31, 2008. Also presented are the amounts due after one year classified according to the sensitivity to changes in interest rates.

(Dollars in Thousands)	Maturing Within 1 Year	Maturing 1 - 5 Years	Maturing Over 5 Years	Total
Commercial and Industrial Loans	$ 465,929	$ 321,246	$ 117,471	$ 904,646
Agricultural Production Financing and Other Loans to Farmers	97,335	32,362	5,402	135,099
Real Estate - Construction	162,326	82,166	7,995	252,487
Real Estate - Commercial and Farmland	372,301	590,368	239,703	1,202,372
Tax-exempt Loans	8,363	11,386	8,321	28,070
Other Loans	16,125	13,297	2,983	32,405
Total	$1,122,379	$1,050,825	$ 381,875	$2,555,079

	Maturing 1 - 5 Years	Maturing Over 5 Years
Loans Maturing After One Year with:		
Fixed Rate	$ 385,767	$ 277,585
Variable Rate	665,058	104,290
Total	$ 1,050,825	$ 381,875

NONACCRUING, CONTRACTUALLY PAST DUE 90 DAYS OR MORE OTHER THAN NONACCRUING AND RESTRUCTURED LOANS

(Dollars in Thousands)	2008	2007	2006	2005	2004
Non-accrual Loans	$ 87,546	$ 29,031	$ 17,926	$ 10,030	$ 15,355
Loans Contractually Past Due 90 Days or More Other Than Nonaccruing	5,982	3,578	2,870	3,965	1,907
Restructured Loans	130	145	84	310	2,019
Total Non-performing Loans	$93,658	$ 32,754	$ 20,880	$ 14,305	$ 19,281

Nonaccruing loans are loans, which are reclassified to a nonaccruing status when in management's judgment the collateral value and financial condition of the borrower do not justify accruing interest. Interest previously recorded, but not deemed collectible, is reversed and charged against current income. Interest income on these loans is then recognized when collected. Lincoln accounted for $35,839,000 of the increase in non-performing loans.

Restructured loans are loans for which the contractual interest rate has been reduced or other concessions are granted to the borrower, because of deterioration in the financial condition of the borrower resulting in the inability of the borrower to meet the original contractual terms of the loans.

Interest income of $997,000 for the year ended December 31, 2008, was recognized on the nonaccruing and restructured loans listed in the table above, whereas interest income of $4,056,000 would have been recognized under their original loan terms.

Potential problem loans:

Management has identified certain other loans totaling $132,391,000 as of December 31, 2008, not included in the table above, or the impaired loan table in the footnotes to the consolidated financial statements, about which there are concerns as to the borrowers' ability to comply with present repayment terms. For the Corporation, all classified loans, including substandard, doubtful and loss credits are included in the impaired loan total.

The Corporation's affiliate banks generate commercial, mortgage and consumer loans from customers located primarily in central, north central and east central Indiana and Butler, Franklin and Hamilton counties in Ohio. The Banks' loans are generally secured by specific items of collateral, including real property, consumer assets, and business assets.

SUMMARY OF LOAN LOSS EXPERIENCE

The following table summarizes the loan loss experience for the years indicated.

(Dollars in Thousands)	2008	2007	2006	2005	2004
Allowance for Loan Losses:					
Balance at January[1]	$ 28,228	$ 26,540	$ 25,188	$ 22,548	$ 25,493
Charge offs:					
Commercial and Industrial[1]	9,449	2,403	1,369	3,763	7,455
Real Estate Mortgage[2]	10,142	4,309	3,613	2,117	1,588
Individuals' Loans for Household and Other Personal Expenditures, Including Other Loans	3,035	1,845	1,528	1,864	1,858
Total Charge offs	22,626	8,557	6,510	7,744	10,901
Recoveries:					
Commercial and Industrial[3]	3,401	551	291	1,283	1,629
Real Estate Mortgage[4]	2,621	750	863	122	161
Individuals' Loans For Household and Other Personal Expenditures, Including Other Loans	1,002	437	450	625	461
Total Recoveries	7,024	1,738	1,604	2,030	2,251
Net Charge offs	15,602	6,819	4,906	5,714	8,650
Provisions for Loan Losses	28,238	8,507	6,258	8,354	5,705
Allowance Acquired in Acquisition	8,679				
Balance at December 31	$49,543	$28,228	$26,540	$25,188	$22,548
Ratio of Net Charge offs During the Period to Average Loans Outstanding During the Period	.52%	.24%	.19%	.23%	.37%

See the information regarding the analysis of loan loss experience in the Asset Quality/Provision for Loan Losses section of Management's Discussion and Analysis of Financial Condition and Results of Operations included as Item 7 of this Annual Report on Form 10-K.

[1] Category also includes the charge offs for lease financing, loans to financial institutions, tax-exempt loans and agricultural production financing and other loans to farmers.
[2] Category includes the charge offs for construction, commercial and farmland and residential real estate loans.
[3] Category also includes the recoveries for lease financing, loans to financial institutions, tax-exempt loans and agricultural production financing and other loans to farmers.
[4] Category includes the recoveries for construction, commercial and farmland and residential real estate loans.

SUMMARY OF LOAN LOSS EXPERIENCE continued

Allocation of the Allowance for Loan Losses at December 31:

Presented below is an analysis of the composition of the allowance for loan losses and percent of loans in each category to total loans.

(Dollars in Thousands)	2008 Amount	2008 Percent	2007 Amount	2007 Percent
Balance at December 31:				
Commercial and Industrial[1]	$ 20,709	36.0%	$ 9,598	34.1%
Real Estate Mortgage[2]	22,195	58.6	12,561	58.8
Individuals' Loans for Household and Other Personal Expenditures, Including Other Loans	6,539	5.4	5,969	7.1
Unallocated	100	N/A	100	N/A
Totals	$ 49,543	100.0%	$ 28,228	100.0%

	2006 Amount	2006 Percent	2005 Amount	2005 Percent
Balance at December 31:				
Commercial and Industrial[1]	$ 9,598	31.0%	$ 7,430	30.9%
Real Estate Mortgage[2]	12,479	60.5	13,149	60.6
Individuals' Loans for Household and Other Personal Expenditures, Including Other Loans	4,363	8.5	4,509	8.5
Unallocated	100	N/A	100	N/A
Totals	$ 26,540	100.0%	$ 25,188	100.0%

	2004 Amount	2004 Percent
Balance at December 31:		
Commercial and industrial[1]	$ 16,821	30.9%
Real estate mortgage[2]	1,916	60.9
Individuals' Loans for Household and Other Personal Expenditures, Including Other Loans	3,711	8.5
Unallocated	100	N/A
Totals	$ 22,548	100.0%

At December 31, 2008, the Corporation had no concentration of loans exceeding 10 percent of total loans, which are not otherwise disclosed. Loan concentrations are considered to exist when there are amounts loaned to a multiple number of borrowers engaged in similar activities, which would cause them to be similarly impacted by economic or other conditions.

Loan Administration and Loan Loss Charge off Procedures

Primary responsibility and accountability for day-to-day lending activities rests with the Corporation's affiliate banks. Loan personnel at each bank have the authority to extend credit under guidelines approved by the respective bank's board of directors. Executive and board loan committees active at each bank serve as vehicles for communication between the banks and for the pooling of knowledge, judgment and experience of the Corporation's affiliate banks. These committees provide valuable input to lending personnel, act as an approval body, and monitor the overall quality of the banks' loan portfolios. The Corporation also maintains a loan grading and review program for its affiliate banks, which includes quarterly reviews of problem loans, delinquencies and charge offs. The purpose of this program is to evaluate loan administration, credit quality, loan documentation and the adequacy of the allowance for loan losses.

[1] Category also includes the allowance for loan losses and percent of loans for lease financing, loans to financial institutions, tax-exempt loans, agricultural production financing and other loans to farmers and construction real estate loans.
[2] Category includes the allowance for loan losses and percent of loans for commercial real estate, farmland and residential real estate loans.

Loan Administration and Loan Loss Charge off Procedures continued

The Corporation maintains an allowance for loan losses to cover probable credit losses identified during its loan review process. The allowance is increased by the provision for loan losses and decreased by charge offs less recoveries. All charge offs are approved by the Banks' senior loan officer and are reported to the Banks' Boards. The Banks charge off loans when a determination is made that all or a portion of a loan is uncollectible or as a result of examinations by regulators and the independent auditors.

Provision for Loan Losses

In banking, loan losses are one of the costs of doing business. Although the Banks' management emphasize the early detection and charge off of loan losses, it is inevitable that at any time certain losses exist in the portfolio, which have not been specifically identified. Accordingly, the provision for loan losses is charged to earnings on an anticipatory basis, and recognized loan losses are deducted from the allowance so established. Over time, all net loan losses must be charged to earnings. During the year, an estimate of the loss experience for the year serves as a starting point in determining the appropriate level for the provision. However, the amount actually provided in any period may be greater or less than net loan losses, based on management's judgment as to the appropriate level of the allowance for loan losses. The determination of the provision in any period is based on management's continuing review and evaluation of the loan portfolio, and its judgment as to the impact of current economic conditions on the portfolio. The evaluation by management includes consideration of past loan loss experience, changes in the composition of the loan portfolio, and the current condition and amount of loans outstanding.

Impaired loans are measured by the present value of expected future cash flows, or the fair value of the collateral of the loans, if collateral dependent. For the Corporation, all classified loans, including substandard, doubtful and loss credits, are included in the impaired loan total. The fair value for impaired loans is measured based on the value of the collateral securing those loans and is determined using several methods. The fair value of real estate is generally determined based on appraisals by qualified licensed appraisers. The appraisers typically determine the value of the real estate by utilizing an income or market valuation approach. If an appraisal is not available, the fair value may be determined by using a cash flow analysis. Fair value on other collateral such as business assets is typically valued by using the financial information such as financial statements and aging reports provided by the borrower and is discounted as considered appropriate. Information on impaired loans is summarized below:

(Dollars in Thousands)	2008	2007	2006
As of, and for the Year Ending December 31:			
Impaired Loans With an Allowance............................	$ 25,397	$ 21,304	$ 17,291
Impaired Loans for which the Discounted Cash Flows or Collateral Value Exceeds the Carrying Value of the Loan...............................	180,729	65,645	43,029
Total Impaired Loans.................................	$ 206,126	$ 86,949	$ 60,320
Total Impaired Loans as a Percent of Total Loans.............	5.53%	3.02%	2.24%
Allowance for Impaired Loans (Included in the Corporation's Allowance for Loan Losses).................	$ 9,790	$ 6,034	$ 4,130
Average Balance of Impaired Loans..........................	229,608	103,272	66,139
Interest Income Recognized on Impaired Loans...............	8,078	6,675	5,143
Cash Basis Interest Included Above.........................	997	1,143	1,364

Lincoln accounted for $56,107,000 of the increase in impaired loans, which were at their fair value on the acquisition date of December 31, 2009.

DEPOSITS

The average balances, interest income and expense and average rates on deposits for the years ended December 2008, 2007 and 2006 are presented within the "Distribution of Assets, Liabilities and Stockholders' Equity, Interest Rates and Interest Differential" table on page 11 of this Form 10-K.

As of December 31, 2008, certificates of deposit and other time deposits of $100,000 or more mature as follows:

(Dollars in Thousands)	Maturing 3 Months or less	Maturing 3-6 Months	Maturing 6-12 Months	Maturing Over 12 Months	Total
Certificates of Deposit and Other Time Deposits..........	$190,738	$108,604	$108,982	$137,757	$546,081
Percent	35%	20%	20%	25%	100%

RETURN ON EQUITY AND ASSETS

See the information regarding return on equity and assets presented within the "Five - Year Summary of Selected Financial Data" on page 3 of this Annual Report on Form 10-K.

SHORT-TERM BORROWINGS

(Dollars in Thousands)	2008	2007	2006
Balance at December 31:			
Securities Sold Under Repurchase Agreements (Short-term Portion).................	$ 88,061	$ 72,247	$ 42,750
Federal Funds Purchased...........................		52,350	56,150
Total Short-term Borrowings...............	$ 88,061	$124,597	$ 98,900

Securities sold under repurchase agreements are borrowings maturing within one year and are secured by U.S. Treasury and U.S. Government Sponsored Enterprise obligations.

Pertinent information with respect to short-term borrowings is summarized below:

(Dollars in Thousands)	2008	2007	2006
Weighted Average Interest Rate on Outstanding Balance at December 31:			
Securities Sold Under Repurchase Agreements (Short-term Portion).............	0.3%	3.7%	4.4%
Total Short-term Borrowings....................	0.3	3.9	4.9
Weighted Average Interest Rate During the Year:			
Securities Sold Under Repurchase Agreements(Short-term Portion)..............	1.7%	4.3%	4.4%
Total Short-term Borrowings....................	2.1	4.9	4.6
Highest Amount Outstanding at Any Month End During the Year:			
Securities Sold Under Repurchase Agreements (Short-term Portion).............	$ 88,061	$ 98,735	$ 98,765
Total Short-term Borrowings....................	239,416	226,894	219,337
Average Amount Outstanding During the Year:			
Securities Sold Under Repurchase Agreements (Short-term Portion).............	$ 65,590	$ 62,040	$ 73,818
Total Short-term Borrowings....................	139,545	127,345	109,577

ITEM 1A. RISK FACTORS

RISK FACTORS

There are a number of factors, including those specified below, that may adversely affect the Corporation's business, financial results or stock price. Additional risks that the Corporation currently does not know about or currently views as immaterial may also impair the Corporation's business or adversely impact its financial results or stock price.

INDUSTRY RISK FACTORS

- *The current banking crisis, including the Enactment of EESA and ARRA, may significantly affect our financial condition, results of operations, liquidity or stock price.*

The capital and credit markets have been experiencing volatility and disruption for more than a year. In recent months, the volatility and disruption has reached unprecedented levels. In some cases, the markets have produced downward pressure on stock prices and credit availability for certain issuers seemingly without regard to those issuers' underlying financial strength.

EESA, which established TARP, was signed into law in October 2008. As part of TARP, the Treasury established the CPP to provide up to $700 billion of funding to eligible financial institutions through the purchase of capital stock and other financial instruments for the purpose of stabilizing and providing liquidity to the U.S. financial markets. Then, on February 17, 2009, President Obama signed ARRA, as a sweeping economic recovery package intended to stimulate the economy and provide for broad infrastructure, energy, health, and education needs. There can be no assurance as to the actual impact that EESA or its programs, including the CPP, and ARRA or its programs, will have on the national economy or financial markets. The failure of these significant legislative measures to help stabilize the financial markets and a continuation or worsening of current financial market conditions could materially and adversely affect our business, financial condition, results of operations, access to credit or the trading price of our common shares.

There have been numerous actions undertaken in connection with or following EESA and ARRA by the Federal Reserve Board, Congress, the Treasury, the FDIC, the SEC and others in efforts to address the current liquidity and credit crisis in the financial industry that followed the sub-prime mortgage market meltdown which began in 2007. These measures include homeowner relief that encourages loan restructuring and modification; the establishment of significant liquidity and credit facilities for financial institutions and investment banks; the lowering of the federal funds rate; emergency action against short selling practices; a temporary guaranty program for money market funds; the establishment of a commercial paper funding facility to provide back-stop liquidity to commercial paper issuers; and coordinated international efforts to address illiquidity and other weaknesses in the banking sector. The purpose of these legislative and regulatory actions is to help stabilize the U.S. banking system. EESA, ARRA and the other regulatory initiatives described above may not have their desired effects. If the volatility in the markets continues and economic conditions fail to improve or worsen, our business, financial condition and results of operations could be materially and adversely affected.

- *The Corporation's business and financial results are significantly affected by general business and economic conditions.*

The Corporation's business activities and earnings are affected by general business conditions in the United States and abroad. These conditions include short-term and long-term interest rates, inflation, monetary supply, fluctuations in both debt and equity capital markets, and the strength of the United States economy and the state and local economies in which the Corporation operates. For example, a prolonged economic downturn, continued increase in unemployment, or other events that affect household and/or corporate incomes could result in further deterioration of credit quality, an increase in the allowance for loan losses, or reduced demand for loan or fee-based products and services. Changes in the financial performance and condition of the Corporation's borrowers could negatively affect repayment of those borrowers' loans. In addition, changes in securities market conditions and monetary fluctuations could adversely affect the availability and terms of funding necessary to meet the Corporation's liquidity needs.

- *Changes in the domestic interest rate environment could reduce the Corporation's net interest income.*

The operations of financial institutions, such as the Corporation, are dependent to a large degree on net interest income, which is the difference between interest income from loans and investments and interest expense on deposits and borrowings. An institution's net interest income is significantly affected by market rates of interest, which in turn are affected by prevailing economic conditions, by the fiscal and monetary policies of the federal government and by the policies of various regulatory agencies. Like all financial institutions, the Corporation's balance sheet is affected by fluctuations in interest rates. Volatility in interest rates can also result in the flow of funds away from financial institutions into direct investments. Direct investments, such as U.S. Government and corporate securities and other

INDUSTRY RISK FACTORS continued

investment vehicles, including mutual funds, generally pay higher rates of return than financial institutions, because of the absence of federal insurance premiums and reserve requirements.

- *Changes in the laws, regulations and policies governing banks and financial services companies could alter the Corporation's business environment and adversely affect operations.*

The Board of Governors of the Federal Reserve System regulates the supply of money and credit in the United States. Its fiscal and monetary policies determine in a large part the Corporation's cost of funds for lending and investing and the return that can be earned on those loans and investments, both of which affect the Corporation's net interest margin. Federal Reserve Board policies can also materially affect the value of financial instruments that the Corporation holds, such as debt securities. The Corporation and its bank subsidiaries are heavily regulated at the federal and state levels. This regulation is to protect depositors, federal deposit insurance funds and the banking system as a whole. Congress and state legislatures and federal and state agencies continually review banking laws, regulations and policies for possible changes. Changes in statutes, regulations or policies could affect the Corporation in substantial and unpredictable ways, including limiting the types of financial services and products that the Corporation offers and/or increasing the ability of non-banks to offer competing financial services and products. The Corporation cannot predict whether any of this potential legislation will be enacted, and if enacted, the effect that it or any regulations would have on the Corporation's financial condition or results of operations.

- *The banking and financial services industry is highly competitive, and competitive pressures could intensify and adversely affect the Corporation's financial results.*

The Corporation operates in a highly competitive industry that could become even more competitive as a result of legislative, regulatory and technological changes and continued consolidation. The Corporation competes with other banks, savings and loan associations, mutual savings banks, finance companies, mortgage banking companies, credit unions and investment companies. In addition, technology has lowered barriers to entry and made it possible for non-banks to offer products and services traditionally provided by banks. Many of the Corporation's competitors have fewer regulatory constraints and some have lower cost structures. Also, the potential need to adapt to industry changes in information technology systems, on which the Corporation and financial services industry are highly dependent, could present operational issues and require capital spending.

- *Acts or threats of terrorism and political or military actions taken by the United States or other governments could adversely affect general economic or industry conditions.*

Geopolitical conditions may also affect the Corporation's earnings. Acts or threats of terrorism and political or military actions taken by the United States or other governments in response to terrorism, or similar activity, could adversely affect general economic or industry conditions.

CORPORATION RISK FACTORS

- *The Corporation's allowance for loan losses may not be adequate to cover actual losses.*

The Corporation maintains an allowance for loan losses to provide for loan defaults and non-performance. The allowance for loan losses represents management's estimate of probable losses inherent in the Corporation's loan portfolio. The Corporation's allowance consists of three components: probable losses estimated from individual reviews of specific loans, probable losses estimated from historical loss rates, and probable losses resulting from economic, environmental, qualitative or other deterioration above and beyond what is reflected in the first two components of the allowance. The process for determining the adequacy of the allowance for loan losses is critical to our financial results. It requires management to make difficult, subjective and complex judgments, as a result of the need to make estimates about the effect of matters that are uncertain. Therefore, the allowance for loan losses, considering current factors at the time, including economic conditions and ongoing internal and external examination processes, will increase or decrease as deemed necessary to ensure the allowance for loan losses remains adequate. In addition, the allowance as a percentage of charge offs and nonperforming loans will change at different points in time based on credit performance, loan mix and collateral values.

In connection with recent economic developments, many financial institutions, including the Corporation, have experienced unusual and significant declines in the performance of their loan portfolios, and the values of real estate collateral supporting many loans have declined. If current trends in the housing and real estate markets continue, we expect that loan delinquencies and credit losses may increase. Although the Corporation believes its underwriting and loan review procedures are appropriate for the various kinds of loans it makes, the Corporation's results of operations and financial condition will be adversely affected in the event the quality of its loan portfolio deteriorates. As of December 31, 2008, the Corporation had $93,658,000 in non-performing loans and an additional $49,543,000 in allowance for loan losses.

CORPORATION RISK FACTORS continued

- *The Corporation may suffer losses in its loan portfolio despite its underwriting practices.*

The Corporation seeks to mitigate the risks inherent in its loan portfolio by adhering to specific underwriting practices. The Corporation's strategy for credit risk management includes conservative credit policies and underwriting criteria for all loans, as well as an overall credit limit for each customer significantly below legal lending limits. The strategy also emphasizes diversification on a geographic, industry and customer level, regular credit quality reviews and management reviews of large credit exposures and loans experiencing deterioration of credit quality. There is a continuous review of the loan portfolio, including an internally administered loan "watch" list and an independent loan review. The evaluation takes into consideration identified credit problems, as well as the possibility of losses inherent in the loan portfolio that are not specifically identified. Although the Corporation believes that its underwriting criteria are appropriate for the various kinds of loans it makes, the Corporation may incur losses on loans due to the factors previously discussed.

- *Because the nature of the financial services business involves a high volume of transactions, the Corporation faces significant operational risks.*

The Corporation operates in diverse markets and relies on the ability of its employees and systems to process a high number of transactions. Operational risk is the risk of loss resulting from the Corporation's operations, including, but not limited to, the risk of fraud by employees or persons outside of the Corporation, the execution of unauthorized transactions by employees, errors relating to transaction processing and technology, breaches of the internal control system and compliance requirements and business continuation and disaster recovery. This risk of loss also includes the potential legal actions that could arise as a result of an operational deficiency or as a result of noncompliance with applicable regulatory standards, adverse business decisions or their implementation, and customer attrition due to potential negative publicity. In the event of a breakdown in the internal control system, improper operation of systems or improper employee actions, the Corporation could suffer financial loss, face regulatory action and suffer damage to its reputation.

- *A natural disaster could harm the Corporation's business.*

Natural disasters could harm the Corporation's operations directly through interference with communications, as well as through the destruction of facilities and operational, financial and management information systems. These events could prevent the Corporation from gathering deposits, originating loans and processing and controlling its flow of business.

- *The Corporation faces systems failure risks as well as security risks, including "hacking" and "identity theft".*

The computer systems and network infrastructure the Corporation uses could be vulnerable to unforeseen problems. Our operations are dependent upon our ability to protect computer equipment against damage from fire, power loss or telecommunication failure. Any damage or failure that causes an interruption in our operations could adversely affect our business and financial results. In addition, our computer systems and network infrastructure present security risks, and could be susceptible to hacking or identity theft.

- *The Corporation relies on dividends from its subsidiaries for its liquidity needs.*

The Corporation is a separate and distinct legal entity from its bank and non-bank subsidiaries. The Corporation receives substantially all of its cash from dividends paid by its subsidiaries. These dividends are the principal source of funds to pay dividends on the Corporation's stock and interest and principal on its debt. Various federal and state laws and regulations limit the amount of dividends that our bank subsidiaries may pay to the Corporation.

- *The Corporation's reported financial results depend on management's selection of accounting methods and certain assumptions and estimates.*

The Corporation's accounting policies and methods are fundamental to how it records and reports its financial condition and results of operations. The Corporation's management must exercise judgment in selecting and applying many of these accounting policies and methods, so they comply with Generally Accepted Accounting Principles and reflect management's judgment of the most appropriate manner to report the Corporation's financial condition and results. In some cases, management must select the accounting policy or method to apply from two or more alternatives, any of which might be reasonable under the circumstances yet might result in the Corporation's reporting materially different results than would have been reported under a different alternative. Certain accounting policies are critical to presenting the Corporation's financial condition and results, and require management to make difficult, subjective or complex judgments about matters that are uncertain. Materially different amounts could be reported under different conditions or using different assumptions or estimates. These critical accounting policies include: the allowance for loan losses; the valuation of investment securities; the valuation of goodwill

CORPORATION RISK FACTORS continued

and intangible assets; and pension accounting. Because of the uncertainty of estimates involved in these matters, the Corporation may be required to do one or more of the following: significantly increase the allowance for loan losses and/or sustain loan losses that are significantly higher than the reserve provided; recognize significant provision for impairment of its investment securities; recognize significant impairment on its goodwill and intangible assets; or significantly increase its pension liability. For more information, refer to "Critical Accounting Policies" under Item 7. Part II. Management's Discussion and Analysis of Financial Condition and Results of Operations.

- *A write-down of all or part of the Corporation's goodwill could materially reduce its net income and net worth.*

At December 31, 2008, the Corporation had over $143 million of goodwill recorded on its consolidated balance sheet. Under SFAS No. 142, "Goodwill and Other Intangible Assets," the Corporation is required to evaluate goodwill for impairment on an annual basis, as well as on an interim basis, if events or changes indicate that the asset may be impaired. An impairment loss must be recognized for any excess of carrying value over the "fair value" of goodwill. "Fair value" is determined based on internal valuations using management's assumptions of future growth rates, future attrition, discount rates, multiples of earnings or other relevant factors. The resulting estimated fair values could result in material write-downs of goodwill and recording of impairment losses. Such a write-down could materially reduce the Corporation's net income and overall net worth. The Corporation also cannot predict the occurrence of certain future events that might adversely affect the fair value of goodwill. Such events include, but are not limited to, strategic decisions made in response to economic and competitive conditions, the effect of the economic environment on the Corporation's customer base, or a material negative change in its relationship with significant customers.

- *Changes in accounting standards could materially impact the Corporation's financial statements.*

From time to time, the Financial Accounting Standards Board changes the financial accounting and reporting standards that govern the preparation of the Corporation's financial statements. These changes can be hard to predict and can materially impact how the Corporation records and reports its financial condition and results of operations. In some cases, the Corporation could be required to apply a new or revised standard retroactively, resulting in the Corporation's restating prior period financial statements.

- *Significant legal actions could subject the Corporation to substantial uninsured liabilities.*

The Corporation is from time to time subject to claims related to its operations. These claims and legal actions, including supervisory actions by the Corporation's regulators, could involve large monetary claims and significant defense costs. To protect itself from the cost of these claims, the Corporation maintains insurance coverage in amounts and with deductibles that it believes are appropriate for its operations. However, the Corporation's insurance coverage may not cover all claims against the Corporation or continue to be available to the Corporation at a reasonable cost. As a result, the Corporation may be exposed to substantial uninsured liabilities, which could adversely affect the Corporation's results of operations and financial condition.

- *Negative publicity could damage the Corporation's reputation and adversely impact its business and financial results.*

Reputation risk, or the risk to the Corporation's earnings and capital from negative publicity, is inherent in the Corporation's business. Negative publicity can result from the Corporation's actual or alleged conduct in any number of activities, including lending practices, corporate governance and acquisitions, and actions taken by government regulators and community organizations in response to those activities. Negative publicity can adversely affect the Corporation's ability to keep and attract customers and can expose the Corporation to litigation and regulatory action. Although the Corporation takes steps to minimize reputation risk in dealing with customers and other constituencies, the Corporation is inherently exposed to this risk.

- *Acquisitions may not produce revenue enhancements or cost savings at levels or within timeframes originally anticipated and may result in unforeseen integration difficulties.*

The Corporation regularly explores opportunities to acquire banks, financial institutions, or other financial services businesses or assets. The Corporation cannot predict the number, size or timing of acquisitions. Difficulty in integrating an acquired business or company may cause the Corporation not to realize expected revenue increases, cost savings, increases in geographic or product presence, and/or other projected benefits from the acquisition. The integration could result in higher than expected deposit attrition (run-off), loss of key employees, disruption of the Corporation's business or the business of the acquired company, or otherwise adversely affect the Corporation's ability to maintain relationships with customers and employees or achieve the anticipated benefits of the acquisition. Also, the negative effect

CORPORATION RISK FACTORS continued

of any divestitures required by regulatory authorities in acquisitions or business combinations may be greater than expected.

- *The Corporation may not be able to pay dividends in the future in accordance with past practice.*

The Corporation has traditionally paid a quarterly dividend to common stockholders. The payment of dividends is subject to legal and regulatory restrictions. Any payment of dividends in the future will depend, in large part, on the Corporation's earnings, capital requirements, financial condition and other factors considered relevant by the Corporation's Board of Directors. Additionally, due to our participation in the CPP, we may not increase our dividend for three years from the date of the Agreement without the consent of the U.S. Treasury, unless the preferred shares sold to the U.S. Treasury have been redeemed in whole or transferred to a third party which is not an affiliate of the Corporation.

- *The Corporation's stock price can be volatile.*

The Corporation's stock price can fluctuate widely in response to a variety of factors, including: actual or anticipated variations in the Corporation's quarterly operating results; recommendations by securities analysts; significant acquisitions or business combinations; strategic partnerships, joint ventures or capital commitments; operating and stock price performance of other companies that investors deem comparable to the Corporation; new technology used or services offered by the Corporation's competitors; news reports relating to trends, concerns and other issues in the banking and financial services industry, and changes in government regulations. General market fluctuations, industry factors and general economic and political conditions and events, including terrorist attacks, economic slowdowns or recessions, interest rate changes, credit loss trends or currency fluctuations, could also cause the Corporation's stock price to decrease, regardless of the Corporation's operating results.

ITEM 1B. UNRESOLVED STAFF COMMENTS

None.

PART I: ITEM 2., ITEM 3. AND ITEM 4.

ITEM 2. PROPERTIES.

The headquarters of the Corporation and First Merchants are located in a five-story building at 200 East Jackson Street, Muncie, Indiana. The building is owned by First Merchants.

The Corporation's affiliate banks conduct business through numerous facilities owned and leased by the respective affiliate banks. Of the eighty-two banking offices operated by the Corporation's affiliate banks, fifty-five are owned by the respective banks and twenty-seven are leased from non-affiliated third parties.

None of the properties owned by the Corporation's affiliate banks are subject to any major encumbrances. The net investment of the Corporation and subsidiaries in real estate and equipment at December 31, 2008 was $59,641,000.

ITEM 3. LEGAL PROCEEDINGS.

There is no pending legal proceeding, other than ordinary routine litigation incidental to the business of the Corporation or its subsidiaries, of a material nature to which the Corporation or its subsidiaries is a party or of which any of their properties are subject. Further, there is no material legal proceeding in which any director, officer, principal shareholder, or affiliate of the Corporation, or any associate of any such director, officer or principal shareholder, is a party, or has a material interest, adverse to the Corporation or any of its subsidiaries.

None of the routine legal proceedings, individually or in the aggregate, in which the Corporation or its affiliates are involved are expected to have a material adverse impact on the financial position or the results of operations of the Corporation.

ITEM 4. SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS.

No matters were submitted during the fourth quarter of 2008 to a vote of security holders, through the solicitation of proxies or otherwise.

SUPPLEMENTAL INFORMATION

SUPPLEMENTAL INFORMATION - EXECUTIVE OFFICERS OF THE REGISTRANT.

The names, ages, and positions with the Corporation and subsidiary banks of all executive officers of the Corporation and all persons chosen to become executive officers are listed below. The officers are elected by the Board of Directors of the Corporation for a term of one (1) year or until the election of their successors. There are no arrangements between any officer and any other person pursuant to which he was selected as an officer.

Michael C. Rechin, 50, President and Chief Executive Officer, Corporation
Chief Executive Officer of the Corporation since April 2007; Chief Operating Officer, Corporation from November 2005 to April 2007; Executive Vice President, Corporate Banking National City Bank from 1995 to November 2005.

Mark K. Hardwick, 38, Executive Vice President and Chief Financial Officer, Corporation
Executive Vice President and Chief Financial Officer of the Corporation since December 2005; Senior Vice President and Chief Financial Officer from April 2002 to December 2005; Corporate Controller, Corporation from November 1997 to April 2002.

Michael J. Stewart, 43, Executive Vice President and Chief Banking Officer, Corporation
Executive Vice President and Chief Banking Officer of the Corporation since February 2008; Executive Vice President, Director of Large Corporate Commercial Banking from December 2006 to February 2008 for National City Corp; Executive Vice President and Chief Credit Officer for National City Bank of Indiana from December 2002 to December 2006.

Jami L. Bradshaw, 46, Senior Vice President and Chief Accounting Officer, Corporation
Senior Vice President and Chief Accounting Officer since May 2007; Vice President and Corporate Controller, Corporation from 2006 to May 2007; Assistant Vice President and Assistant Controller from 2002 to 2006.

Robert R. Connors, 59, Senior Vice President, Chief Information Officer, Corporation and First Merchants
Senior Vice President and Chief Information Officer of the Corporation and First Merchants since January 2006; Senior Vice President of Operations and Technology, Corporation and First Merchants from August 2002 to January 2006.

Kimberly J. Ellington, 49, Senior Vice President and Director of Human Resources, Corporation
Senior Vice President and Director of Human Resources since 2004; Vice President and Director of Human Resources, Corporation from 1999 to 2004.

Jeffrey B. Lorentson, 45, Senior Vice President and Chief Risk Officer, Corporation
Senior Vice President and Chief Risk Officer since June 2007; Corporate Controller of First Indiana Bank from June 2006 to June 2007; First Vice President and Corporate Controller of the Corporation from 2003 to 2006; Vice President and Corporate Controller of the Corporation from 2002 to 2003.

David W. Spade, 56, Senior Vice President and Chief Credit Officer, Corporation
Senior Vice President and Chief Credit Officer of the Corporation since February 2007; Vice President and Chief Credit Officer of the Corporation from December 2006 to February 2007; Executive Vice President Commercial Banking Division of First Merchants Bank from 2005 to December 2006; Executive Vice President and Northern Division Chief Credit Officer of Old National Bank from 2001 to 2005.

PART II

ITEM 5. MARKET FOR THE REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES.

PERFORMANCE GRAPH

The following graph compares the cumulative 5-year total return to shareholders on First Merchants Corporation's common stock relative to the cumulative total returns of the Russell 2000 index and the Russell 2000 Financial Services index. The graph assumes that the value of the investment in the Corporation's common stock and in each of the indexes (including reinvestment of dividends) was $100 on December 31, 2003 and tracks it through December 31, 2008.


Total Return Performance
180
160
140
120
100
80
60
Index Value
First Merchants Corporation
Russell 2000
Russell 2000 Financial Services
12/31/03
12/31/04
12/31/05
12/31/06
12/31/07
12/31/08

	12/31/03	12/31/04	12/31/05	12/31/06	12/31/07	12/31/08
First Merchants Corporation	100.00	115.05	109.48	118.74	99.35	105.35
Russell 2000	100.00	118.33	123.72	146.44	144.15	95.44
Russell 2000 Financial Services	100.00	121.10	123.76	147.83	122.96	91.75

The stock price performance included in this graph is not necessarily indicative of future stock price performance.

STOCK INFORMATION

QUARTER	PRICE PER SHARE HIGH		LOW		DIVIDENDS DECLARED[1]	
	2008	2007	2008	2007	2008	2007
First Quarter	$ 30.00	$ 27.46	$ 18.76	$ 22.75	$ .23	$ .23
Second Quarter	29.98	25.00	18.15	21.51	.23	.23
Third Quarter	27.40	24.95	16.58	18.30	.23	.23
Fourth Quarter	22.87	23.44	16.17	19.92	.23	.23

The table above lists per share prices and dividend payments during 2008 and 2007. Prices are as reported by the National Association of Securities Dealers Automated Quotation - Global Select Market System.

Numbers rounded to nearest cent when applicable.

COMMON STOCK LISTING

First Merchants Corporation common stock is traded over-the-counter on the NASDAQ Global Select Market System. Quotations are carried in many daily papers. The NASDAQ symbol is FRME (Cusip #320817-10-9). At the close of business on February 27, 2009, the number of shares outstanding was 21,178,488. There were 8,405 stockholders of record on that date.

PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASES

The following table presents information relating to the Corporation's purchases of its equity securities during the quarter ended December 31, 2008, as follows:[2]

PERIOD	TOTAL NUMBER OF SHARES PURCHASED	AVERAGE PRICE PAID PER SHARE	TOTAL NUMBER OF SHARES PURCHASED AS PART OF PUBLICALLY ANNOUNCED PLANS OR PROGRAMS[1]	MAXIMUM NUMBER OF SHARES THAT MAY YET BE PURCHASED UNDER THE PLANS OR PROGRAMS[2]
October 1-31, 2008	0	$ 0	0	0
November 1-30, 2008	90[2]	21.17	0	0
December 1-31, 2008	198[2]	18.28	0	0

[1] The Liquidity section of Management's Discussion & Analysis of Financial Condition and Results of Operations included as Item 7 of this Annual Report on Form 10-K and Note 14 to Consolidated Financial Statements included as Item 8 of this Annual Report on Form 10-K include discussions regarding dividend restrictions from the bank subsidiaries to the Corporation.
[2] The shares were purchased in connection with the exercise of certain outstanding stock options.

EQUITY COMPENSATION PLAN INFORMATION

The following table provides information about the Corporation's common stock that may be issued under equity compensation plans as of December 31, 2008.

Plan category	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensations plans (excluding securities reflected in first column)
Equity Compensation Plans Approved by Stockholders	921 214	$ 24.80	226,815[1]
Equity Compensation Plans Not Approved by Stockholders[2]	30 108	21.50	
Total	951 322	$ 24.70	226,815[1]

ITEM 6. SELECTED FINANCIAL DATA.

The selected financial data is presented within the "Five - Year Summary of Selected Financial Data" on page 3 of this Annual Report on Form 10-K.

[1] **This number does not include shares remaining available for future issuance under the 1999 Long-term Equity Incentive Plan, which was approved by the Corporation's shareholders at the 1999 annual meeting. The aggregate number of shares that are available for grants under that Plan in any calendar year is equal to the sum of: (a) 1% of the number of common shares of the Corporation outstanding as of the last day of the preceding calendar year; plus (b) the number of shares that were available for grants, but not granted, under the Plan in any previous year; but in no event will the number of shares available for grants in any calendar year exceed 1 ½% of the number of common shares of the Corporation outstanding as of the last day of the preceding calendar year. The 1999 Long-term Equity Incentive Plan will expire in 2009.**

[2] **The only plan reflected above that was not approved by the Corporation's stockholders relates to certain First Merchants Corporation Stock Option Agreements ("Agreements"). These Agreements provided for non-qualified stock options of the common stock of the Corporation, awarded between 1995 and 2002 to each director of First Merchants Bank, National Association who, on the date of the grants: (a) were serving as a director of First Merchants; (b) were not an employee of the Corporation, First Merchants, or any of the Corporation's other affiliated banks or the non-bank subsidiaries; and (c) were not serving as a director of the Corporation. The exercise price of the shares was equal to the fair market value of the shares upon the grant of the option. Options became 100 percent vested when granted and are fully exercisable six months after the date of the grant, for a period of ten years.**

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS.

CRITICAL ACCOUNTING POLICIES

Generally accepted accounting principles require management to apply significant judgment to certain accounting, reporting and disclosure matters. Management must use assumptions and estimates to apply those principles where actual measurement is not possible or practical. For a complete discussion of the Corporation's significant accounting policies, see the notes to the consolidated financial statements and discussion throughout this Annual Report on Form 10-K. Below is a discussion of the Corporation's critical accounting policies. These policies are critical because they are highly dependent upon subjective or complex judgments, assumptions and estimates. Changes in such estimates may have a significant impact on the Corporation's financial statements. Management has reviewed the application of these policies with the Corporation's Audit Committee.

Allowance for Loan Losses. The allowance for loan losses represents management's estimate of probable losses inherent in the Corporation's loan portfolio. In determining the appropriate amount of the allowance for loan losses, management makes numerous assumptions, estimates and assessments.

The Corporation's strategy for credit risk management includes conservative credit policies and underwriting criteria for all loans, as well as an overall credit limit for each customer significantly below legal lending limits. The strategy also emphasizes diversification on a geographic, industry and customer level, regular credit quality reviews and management reviews of large credit exposures and loans experiencing deterioration of credit quality.

The Corporation's allowance consists of three components: probable losses estimated from individual reviews of specific loans, probable losses estimated from historical loss rates, and probable losses resulting from economic, environmental, qualitative or other deterioration above and beyond what is reflected in the first two components of the allowance.

Larger commercial loans that exhibit probable or observed credit weaknesses are subject to individual review. Where appropriate, reserves are allocated to individual loans based on management's estimate of the borrower's ability to repay the loan given the availability of collateral, other sources of cash flow and legal options available to the Corporation. Included in the review of individual loans are those that are impaired as provided in Statement of Financial Accounting Standards ("SFAS") No. 114, *Accounting by Creditors for Impairment of a Loan.* Any allowances for impaired loans are measured based on the present value of expected future cash flows discounted at the loan's effective interest rate or fair value of the underlying collateral. The Corporation evaluates the collectibility of both principal and interest when assessing the need for a loss accrual. Historical loss rates are applied to other commercial loans not subject to specific reserve allocations.

Homogenous loans, such as consumer installment and residential mortgage loans, are not individually risk graded. Reserves are established for each pool of loans using loss rates based on a three-year average net charge off history by loan category.

Historical loss allocations for commercial and consumer loans may be adjusted for significant factors that, in management's judgment, reflect the impact of any current conditions on loss recognition. Factors which management considers in the analysis include the effects of the national and local economies, trends in loan growth and charge off rates, changes in mix, concentrations of loans in specific industries, asset quality trends (delinquencies, charge offs and nonaccrual loans), risk management and loan administration, changes in the internal lending policies and credit standards, examination results from bank regulatory agencies and the Corporation's internal loan review.

An unallocated reserve, primarily based on the factors noted above, is maintained to recognize the imprecision in estimating and measuring loss when evaluating reserves for individual loans or pools of loans. Allowances on individual loans and historical loss allocations are reviewed quarterly and adjusted as necessary based on changing borrower and/or collateral conditions.

The Corporation's primary market areas for lending are central, north-central and east-central Indiana and Columbus, Ohio. When evaluating the adequacy of allowance, consideration is given to this regional geographic concentration and the closely associated effect changing economic conditions have on the Corporation's customers.

The Corporation has not substantively changed any aspect of its overall approach in the determination of the allowance for loan losses. There have been no material changes in assumptions or estimation techniques as compared to prior periods that impacted the determination of the current period allowance.

Valuation of Securities. The Corporation's available-for-sale security portfolio is reported at fair value. The fair value of a security is determined based on quoted market prices. If quoted market prices are not available, fair value is determined based on quoted prices of similar instruments. Available-for-

CRITICAL ACCOUNTING POLICIES continued

sale and held-to-maturity securities are reviewed quarterly for possible other-than-temporary impairment. The review includes an analysis of the facts and circumstances of each individual investment such as the length of time the fair value has been below cost, the expectation for that security's performance, the creditworthiness of the issuer and the Corporation's ability to hold the security to maturity. A decline in value that is considered to be other-than-temporary is recorded as a loss within other operating income in the consolidated statements of income.

Pension. The Corporation provides pension benefits to its employees. Its accounting policies related to pensions and other postretirement benefits reflect the guidance in SFAS No. 158 "Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans". The Corporation does not consolidate the assets and liabilities associated with the pension plan. Instead, the Corporation recognizes the funded status of the plan in the balance sheet. The measurement of the funded status and the annual pension expense involves actuarial and economic assumptions. Various statistical and other factors, which attempt to anticipate future events, are used in calculating the expense and liabilities related to the plans. Key factors include assumptions on the expected rates of return on plan assets, discount rates, expected rates of salary increases and health care costs and trends. The Corporation considers market conditions, including changes in investment returns and interest rates in making these assumptions. The primary assumptions used in determining the Corporation's pension and postretirement benefit obligations and related expenses are presented in Note 16 "Employee Benefit Plans" in the Annual Report for the specific assumptions used by the Corporation.

Goodwill and Intangibles. For purchase acquisitions, the Corporation is required to record the assets acquired, including identified intangible assets, and the liabilities assumed at their fair value, which in many instances involves estimates based on third-party valuations, such as appraisals, or internal valuations based on discounted cash flow analyses or other valuation techniques that may include estimates of attrition, inflation, asset growth rates or other relevant factors. In addition, the determination of the useful lives for which an intangible asset will be amortized is subjective.

Under SFAS No. 142, "Goodwill and Other Intangible Assets", the Corporation is required to evaluate goodwill for impairment on an annual basis, as well as on an interim basis, if events or changes indicate that the asset may be impaired, indicating that the carrying value may not be recoverable. The Corporation has elected to test for goodwill impairment as of September 30 of each year. An impairment loss must be recognized for any excess of carrying value over fair value of the goodwill or the indefinite-lived intangible with subsequent reversal of the impairment loss being prohibited. The tests for impairment fair values are based on internal valuations using management's assumptions of future growth rates, future attrition, discount rates, multiples of earnings or other relevant factors. The resulting estimated fair values could have a significant impact on the carrying values of goodwill or intangibles and could result in impairment losses being recorded in future periods.

The Corporation cannot predict the occurrence of certain future events that might adversely affect the reported value of goodwill. Such events include, but are not limited to, strategic decisions made in response to economic and competitive conditions, the effect of the economic environment on the Corporation's customer base, or a material negative change in its relationship with significant customers.

Derivative Instruments. As part of our asset/liability management program, the Corporation will utilize, from time to time, interest rate floors, caps or swaps to reduce its sensitivity to interest rate fluctuations. These are derivative instruments, which are recorded as assets or liabilities in the consolidated balance sheets at fair value. Changes in the fair values of derivatives are reported in the consolidated income statements or other comprehensive income (OCI) depending on the use of the derivative and whether the instrument qualifies for hedge accounting. The key criterion for the hedge accounting is that the hedged relationship must be highly effective in achieving offsetting changes in those cash flows that are attributable to the hedged risk, both at inception of the hedge and on an ongoing basis.

Derivatives that qualify for the hedge accounting treatment are designated as either: a hedge of the fair value of the recognized asset or liability or of an unrecognized firm commitment (a fair value hedge) or a hedge of a forecasted transaction or the variability of cash flows to be received or paid related to a recognized asset or liability (a cash flow hedge). To date, the Corporation has only entered into a cash flow hedge. For cash flow hedges, changes in the fair values of the derivative instruments are reported in OCI to the extent the hedge is effective. The gains and losses on derivative instruments that are reported in OCI are reflected in the consolidated income statement in the periods in which the results of operations are impacted by the variability of the cash flows of the hedged item. Generally, net interest income is increased or decreased by amounts receivable or payable with respect to the derivatives, which qualify for hedge accounting. At inception of the hedge, the Corporation establishes the method it uses for assessing the effectiveness of the hedging derivative and the measurement approach for determining the ineffective aspect of the hedge. The ineffective portion of the hedge, if any, is recognized currently in the consolidated statements of income. The Corporation excludes the time value expiration of the hedge when measuring ineffectiveness.

RESULTS OF OPERATIONS - 2008

As of December 31, 2008 total assets equaled $4.8 billion, an increase of $1 billion from December 31, 2007. Loans and investments, the Corporation's primary earning assets, totaled $4.2 billion, an increase of $876 million over the prior year. Loans accounted for $846 million of the increase as investment securities increased by $31 million. Of the $876 million increase, the addition of Lincoln accounted for $637 million in loans and $122 million in investments. During 2007 and 2008, management strategically reduced several earning asset categories, with a view toward higher performance and capital maximization. Details of these changes are discussed within the "EARNING ASSETS" section of Management's Discussion and Analysis of Financial Condition and Results of Operations.

Net income for 2008 totaled $20.6 million, a decrease of $11 million from 2007. Diluted earnings per share totaled $1.14, a decline of $.59 from the 2007 total of $1.73. Net interest margin expanded by 29 basis points from 3.55 percent in 2007 to 3.84 percent in 2008. As a result, net-interest income increased by $16.3 million, or 14.4 percent. Net interest margin remained strong even during the fourth quarter as the Federal Reserve Board lowered the target Fed Funds rate to just 25 basis points. Aggressive deposit pricing and the use of interest rate floors on over $360 million of the Corporation's prime rate indexed loans helped preserve the Corporation's net interest margin.

Provision expense totaled $28.2 million in 2008, an increase of $19.7 million over the prior. The increase in provision expense exceeded the expansion of net interest income by $3.4 million.

Non-interest income decreased $4.2 million in 2008. Income from changes in the cash surrender value of bank owned life insurance (BOLI) declined by $3.9 million. During the fourth quarter the Corporation recorded a loss of $2.1 million due to declines in market value below the stable value wrap. BOLI losses are not tax deductible resulting in a $3.9 million decrease in net income. On December 18, 2008, management changed the investment elections under the separate account policy structure to more conservative investments. The Corporation also recorded an other than temporary loss of $1.5 million on Federal Home Loan Mortgage Corporation preferred stock. The Corporation has no additional equity exposure to FHLMC and FNMA and no remaining exposure to private label mortgage backed investment securities.

Additionally, the Corporation recorded an other than temporary loss of $1.2 million of its $15.5 million original book balance trust preferred pooled investment exposure. The loss is attributable to a Trapeza IV pool, the only pool deemed to be other-than-temporarily impaired as of year-end. The remaining $13.5 million of exposure to trust preferred pools is diversified among eight FTN PreTsl investments.

Total non-interest expenses for the year increased by $6.6 million or 6.5 percent as salary and benefit expense increased by $4.2 million. The remaining increases in other expense include an increase of $1.8 million in other real estate expense and $860,000 of professional services related to loan workouts. First Merchants also sold the assets of Indiana Title Insurance Company, LLC resulting in a $560,000 loss during the month of December.

Return on equity was 5.90 percent in 2008, 9.56 percent in 2007 and 9.45 percent in 2006. Return on assets totaled .54 percent in 2008, .87 percent in 2007 and .90 percent in 2006. Multiple factors impacting the reported financial results are discussed within the respective sections of Management's Discussion and Analysis of Financial Condition and Results of Operations.

RESULTS OF OPERATIONS - 2007 and 2006

As of December 31, 2007 total assets equaled $3.8 billion, an increase of $227.2 million from December 31, 2006. Loans and investments, the Corporation's primary earning assets, increased by $168.5 million, or 5.4 percent. During 2007, management strategically reduced several earning asset categories, with a view toward higher performance and capital maximization. Details of these changes are discussed within the "EARNING ASSETS" section of Management's Discussion and Analysis of Financial Condition and Results of Operations.

Net income for 2007 totaled $31.6 million, an increase of $1.4 million, or 4.8 percent from 2006. Diluted earnings per share totaled $1.73, a 5.6 percent increase from $1.64 reported in 2006. The increase was primarily attributed to increases in earning assets. This volume increase was offset by a decrease in net interest margin of 16 basis points and increased expenses related to two strategic non-recurring expenses. The first is related to the early redemption of the Corporation's subordinated debentures payable to First Merchants Capital Trust I and subsequent redemption by First Merchants Capital Trust I of its outstanding common and preferred fixed rate securities (NASDAQ-FRMEP). The early redemption of the debentures required the Corporation to accelerate the recognition of the remaining unamortized underwriting fee of approximately $1.8 million, or $.06 per share. The second is related to expenses of $1.1 million related to the successful completion of the Corporation's integration of Commerce National Bank, as well as the charter and data mergers of four banks into First Merchants. These factors and others are discussed within the respective sections of Management's Discussion and Analysis of Financial condition and Results of Operations.

CAPITAL

To be categorized as well capitalized, the Banks must maintain a minimum total capital to risk-weighted assets, Tier I capital to risk-weighted assets and Tier I capital to average assets of 10 percent, 6 percent and 5 percent, respectively. The Corporation's regulatory capital fell slightly below the regulatory "well capitalized" standard at December 31, 2008.

Tier I regulatory capital consists primarily of total stockholders' equity and subordinated debentures issued to business trusts categorized as qualifying borrowings, less non-qualifying intangible assets and unrealized net securities gains or losses. The Corporation's Tier I capital to average assets ratio was 7.73 percent and 7.19 percent at December 31, 2008 and 2007, respectively.

At December 31, 2008, the Corporation had a Tier I risk-based capital ratio of 7.71 percent and total risk-based capital ratio of 10.24 percent. Regulatory capital guidelines require a Tier I risk-based capital ratio of at least 4.0 percent and a total risk-based capital ratio of at least 8.0 percent.

The decrease in the Corporation's regulatory capital ratios for the year is primarily attributable to two factors. The first factor of note is the decline in First Merchants other comprehensive income resulting from investment security write-downs under SFAS 115 totaling $1.3 million during the year. The second factor is a combination of items related to the Lincoln Bancorp acquisition. The Corporation used cash of $16.8 million as part of the $77.3 million purchase price resulting in increased common equity of $60.1 million to acquire an $876 million institution. Additionally, as a result of the acquisition, First Merchants added $32.3 million of intangibles from the closing of Lincoln Bancorp.

The Corporation's GAAP capital ratio, defined as total stockholders' equity to total assets, equaled 8.27 percent as of December 31, 2008, down from 8.99 percent in 2007.

The Corporation's tangible capital ratio, defined as total stockholders' equity less intangibles net of tax to total assets less intangibles net of tax, equaled 5.01 percent as of December 31, 2008, down from 5.72 percent in 2007.

Management believes that all of the above capital ratios are meaningful measurements for evaluating the safety and soundness of the Corporation. Additionally, management believes the following table is also meaningful when considering performance measures of the Corporation. The table details and reconciles tangible earnings per share, return on tangible capital and tangible assets to traditional GAAP measures.

(Dollars in Thousands)	December 31, 2008	December 31, 2007
Average Goodwill	$ 124,403	$ 123,191
Average Core Deposit Intangible (CDI)	11,388	13,868
Average Deferred Tax on CDI	(2,867)	(3,659)
Intangible Adjustment	$ 132,924	$ 133,400
Average Stockholders' Equity (GAAP Capital)	$ 349,594	$ 330,786
Intangible Adjustment	(132,924)	(133,400)
Average Tangible Capital	$ 216,670	$ 197,386
Average Assets	$3,811,166	$3,639,772
Intangible Adjustment	(132,924)	(133,400)
Average Tangible Assets	$3,678,242	$3,506,372
Net Income	$ 20,638	$ 31,539
CDI Amortization, Net of Tax	1,919	1,919
Tangible Net Income	$ 22,557	$ 33,558
Diluted Earnings Per Share	$ 1.14	$ 1.73
Diluted Tangible Earnings Per Share	$ 1.24	$ 1.83
Return on Average GAAP Capital	5.90%	9.56%
Return on Average Tangible Capital	10.41%	17.00%
Return on Average Assets	0.54%	0.87%
Return on Average Tangible Assets	0.61%	0.96%

ASSET QUALITY/PROVISION FOR LOAN LOSSES

The Corporation's primary business focus is small business and middle market commercial and residential real estate, auto and small consumer lending, which results in portfolio diversification. Management ensures that appropriate methods to understand and underwrite risk are utilized. Commercial loans are

ASSET QUALITY/PROVISION FOR LOAN LOSSES continued

individually underwritten and judgmentally risk rated. They are periodically monitored and prompt corrective actions are taken on deteriorating loans. Retail loans are typically underwritten with statistical decision-making tools and are managed throughout their life cycle on a portfolio basis.

The allowance for loan losses is maintained through the provision for loan losses, which is a charge against earnings. The amount provided for loan losses and the determination of the adequacy of the allowance are based on a continuous review of the loan portfolio, including an internally administered loan "watch" list and an independent loan review. The evaluation takes into consideration identified credit problems, as well as the possibility of losses inherent in the loan portfolio that are not specifically identified. (See Critical Accounting Policies)

In connection with recent economic developments, many financial institutions, including the Corporation, have experienced unusual and significant declines in the performance of their loan portfolios, and the values of real estate collateral supporting many loans have declined. If current trends in the housing and real estate markets continue, we expect that loan delinquencies and credit losses may increase. Although the Corporation believes its underwriting and loan review procedures are appropriate for the various kinds of loans it makes, the Corporation's results of operations and financial condition will be adversely affected in the event the quality of its loan portfolio deteriorates.

At December 31, 2008, non-performing loans totaled $93,658,000, an increase of $60,904,000, of which the addition of Lincoln at December 31 accounted for $35,839,000 of the increase. Loans 90 days past due other than non-accrual and restructured loans increased by $2,404,000. The amount of non-accrual loans totaled $87,546,000 at December 31, 2008 and Lincoln accounted for $33,669,000 of non-accrual loans. Non-performing loans will increase or decrease going forward due to portfolio growth, routine problem loan recognition and resolution through collections, sales or charge offs. The performance of any loan can be affected by external factors, such as economic conditions, or factors particular to a borrower, such as actions of a borrower's management.

At December 31, 2008, impaired loans totaled $206,126,000, an increase of $119,177,000 from year-end 2007. Lincoln accounted for $56,107,000 of the increase in impaired loans, which were at their fair value on the acquisition date of December 31, 2009. At December 31, 2008, a specific allowance for losses was not deemed necessary for impaired loans totaling $180,729,000, but a specific allowance of $9,790,000 was recorded for the remaining balance of impaired loans of $25,397,000 and is included in the Corporation's allowance for loan losses. The average balance of impaired loans for 2008 was $229,608,000. The increase of total impaired loans is primarily due to the increase of performing, substandard classified loans, which comprise a portion of the Corporation's total impaired loans. A loan is deemed impaired when, based on current information or events, it is probable that all amounts due of principal and interest according to the contractual terms of the loan agreement will not be collected. For the Corporation, all classified loans, including substandard, doubtful and loss credits, are included in the impaired loan total.

In 2008, total net charge-offs were $15,602,000, an increase of $8,873,000 from 2007 of $6,819,000. Net charge-offs included commercial and residential real estate of $7,521,000, commercial and industrial of $6,048,000 and individual loans for household and other personal expenditures, including other loans of $2,033,000.

Commercial construction and land development loans were $252,487,000 at December 31, 2008, an increase of $87,062,000 from December 31, 2007. The addition of Lincoln at December 31 accounted for $66,907,000 of the increase. Construction and land development represents 63.8 percent of total capital and 6.8 percent of total loans. Management continues to closely monitor this portfolio for existing projects, as well as being very selective with additional exposure to this industry.

At December 31, 2008, the allowance for loan losses was $49,543,000, an increase of $21,315,000 from year-end 2007. As a percent of loans, the allowance was 1.33 percent at December 31, 2008 and .98 percent at December 31, 2007. Management believes that the allowance for loan losses is adequate to cover losses inherent in the loan portfolio at December 31, 2008. The process for determining the adequacy of the allowance for loan losses is critical to our financial results. It requires management to make difficult, subjective and complex judgments, as a result of the need to make estimates about the effect of matters that are uncertain. Therefore, the allowance for loan losses, considering current factors at the time, including economic conditions and ongoing internal and external examination processes, will increase or decrease as deemed necessary to ensure the allowance for loan losses remains adequate. In addition, the allowance as a percentage of charge offs and nonperforming loans will change at different points in time based on credit performance, loan mix and collateral values.

The provision for loan losses in 2008 was $28,238,000, an increase of $19,731,000 from $8,507,000, in 2007, reflecting an increase of 46 basis points in net charge offs during the year.

ASSET QUALITY/PROVISION FOR LOAN LOSSES continued

The provision for loan losses in 2007 was $8,507,000, an increase of $2,249,000 from $6,258,000, in 2006, reflecting an increase of 5 basis points in net charge offs during the year.

The following table summarizes the non-accrual, contractually past due 90 days or more other than non-accruing and restructured loans for the Corporation.

(Dollars in Thousands)	December 31, 2008	2007
Non-accrual Loans	$87,546	$29,031
Loans Contractually Past Due 90 Days or More Other than Non-accruing	5,982	3,578
Restructured Loans	130	145
Total	$93,658	$32,754

The table below represents loan loss experience for the years indicated.

(Dollars in Thousands)	2008	2007	2006
Allowance for Loan Losses:			
Balance at January 1	$28,228	$26,540	$25,188
Charge offs	22,626	8,557	6,510
Recoveries	7,024	1,738	1,604
Net charge offs	15,602	6,819	4,906
Provision for Loan Losses	28,238	8,507	6,258
Allowance Acquired in Acquisition	8,679		
Balance at December 31	$49,543	$28,228	$26,540
Ratio of Net Charge offs During the Period to Average Loans Outstanding During the Period	.52%	.24%	.19%

LIQUIDITY

Liquidity management is the process by which the Corporation ensures that adequate liquid funds are available. These funds are necessary in order for the Corporation and its subsidiaries to meet financial commitments on a timely basis. These commitments include withdrawals by depositors, funding credit obligations to borrowers, paying dividends to shareholders, paying operating expenses, funding capital expenditures, and maintaining deposit reserve requirements. Liquidity is monitored and closely managed by the Corporation's asset/liability committee.

Liquidity is dependent upon the receipt of dividends from bank subsidiaries, which are subject to certain regulatory limitations as explained in Note 14 to the consolidated financial statements, and access to other funding sources. Liquidity of our bank subsidiaries is derived primarily from core deposit growth, principal payments received on loans, the sale and maturity of investment securities, net cash provided by operating activities, and access to other funding sources.

The most stable source of liability-funded liquidity for both the long-term and short-term is deposit growth and retention in the core deposit base. In addition, the Corporation utilizes advances from the Federal Home Loan Bank ("FHLB") and a revolving line of credit with LaSalle Bank, N.A. ("LaSalle") as funding sources. At December 31, 2008, total borrowings from the FHLB were $360,217,000. Our bank subsidiaries have pledged certain mortgage loans and certain investments to the FHLB. The total available remaining borrowing capacity from FHLB at December 31, 2008, was $95,214,000. At December 31, 2008, the revolving line of credit with LaSalle Bank had a balance of $20,000,000 with $5,000,000 remaining borrowing capacity.

On February 20, 2009, First Merchants completed the sale to the Treasury of $116.0 million of newly issued First Merchants non-voting preferred shares as part of the CPP enacted as part of the TARP, under the ESSA. The Treasury has certain supervisory and oversight duties and responsibilities under EESA and the CPP and, pursuant to the terms of a Letter Agreement and a Securities Purchase Agreement - Standard Terms attached thereto (collectively, the "Securities Purchase Agreement"), the Treasury is empowered to unilaterally amend any provision of the Securities Purchase Agreement with First Merchants to the extent required to comply with any changes in applicable federal statutes.

LIQUIDITY continued

For further discussion, see Note 10 to the Consolidated Financial Statements included in Item 8 of this Annual Report on Form 10-K.

The principal source of asset-funded liquidity is investment securities classified as available-for-sale, the market values of which totaled $459,636,000 at December 31, 2008, an increase of $18,800,000, or 4.3 percent over December 31, 2007. Securities classified as held-to-maturity that are maturing within a short period of time can also be a source of liquidity. Securities classified as held-to-maturity and that are maturing in one year or less totaled $13,131,000 at December 31, 2008. In addition, other types of assets, such as cash and due from banks, federal funds sold and securities purchased under agreements to resell, and loans and interest-bearing deposits with other banks maturing within one year are sources of liquidity.

In the normal course of business, the Corporation is a party to a number of other off-balance sheet activities that contain credit, market and operational risk that are not reflected in whole or in part in the Corporation's consolidated financial statements. Such activities include traditional off-balance sheet credit-related financial instruments, commitments under operating leases and long-term debt.

The Corporation provides customers with off-balance sheet credit support through loan commitments and standby letters of credit. Summarized credit-related financial instruments at December 31, 2008 are as follows:

(Dollars in Thousands)	At December 31, 2008
Amounts of Commitments:	
Loan Commitments to Extend Credit	$ 794,240
Standby Letters of Credit	31,194
	$ 825,434

Since many of the commitments are expected to expire unused, or be only partially used, the total amount of unused commitments in the preceding table does not necessarily represent future cash requirements.

In addition to owned banking facilities, the Corporation has entered into a number of long-term leasing arrangements to support the ongoing activities. The required payments under such commitments and other borrowing arrangements at December 31, 2008 are as follows:

(Dollars in Thousands)	2009	2010	2011	2012	2013	2014 and after	Total
Operating Leases	$ 2,010	$ 1,844	$ 1,647	$ 1,104	$ 461	$ 677	$ 7,743
Federal Funds Purchased Securities Sold Under Repurchase Agreements	88,061	10,000		14,250		10,000	122,311
Federal Home Loan Bank Advances	137,015	86,183	32,163	72,097	7,756	25,003	360,217
Subordinated Debentures, Revolving Credit Lines and Term Loans	20,000					115,826	135,826
Total	$247,086	$98,027	$33,810	$87,451	$ 8,217	$151,506	$626,097

INTEREST SENSITIVITY AND DISCLOSURES ABOUT MARKET RISK

Asset/Liability Management has been an important factor in the Corporation's ability to record consistent earnings growth through periods of interest rate volatility and product deregulation. Management and the Board of Directors monitor the Corporation's liquidity and interest sensitivity positions at regular meetings to review how changes in interest rates may affect earnings. Decisions regarding investment and the pricing of loan and deposit products are made after analysis of reports designed to measure liquidity, rate sensitivity, the Corporation's exposure to changes in net interest income given various rate scenarios and the economic and competitive environments.

It is the objective of the Corporation to monitor and manage risk exposure to net interest income caused by changes in interest rates. It is the goal of the Corporation's Asset/Liability function to provide optimum and stable net interest income. To accomplish this, management uses two asset liability tools. GAP/Interest Rate Sensitivity Reports and Net Interest Income Simulation Modeling are constructed, presented and monitored quarterly.

INTEREST SENSITIVITY AND DISCLOSURES ABOUT MARKET RISK continued

Management believes that the Corporation's liquidity and interest sensitivity position at December 31, 2008, remained adequate to meet the Corporation's primary goal of achieving optimum interest margins while avoiding undue interest rate risk. The following table presents the Corporation's interest rate sensitivity analysis as of December 31, 2008.

(Dollars in Thousands)	At December 31, 2008 1-180 DAYS	181-365 DAYS	1-5 YEARS	BEYOND 5 YEARS	TOTAL
Rate-Sensitive Assets:					
Federal Funds Sold	$ 66,237				$ 66,237
Interest-bearing Deposits	38,823				38,823
Investment Securities	61,040	$ 67,712	$ 245,718	$ 107,514	481,984
Loans	1,806,018	484,436	1,270,494	165,299	3,726,247
Federal Reserve and Federal Home Loan Bank Stock			34,319		34,319
Total Rate-sensitive Assets	1,972,118	552,148	1,550,531	272,813	4,347,610
Rate-Sensitive Liabilities:					
Interest-bearing Deposits	2,193,749	399,526	651,874	13,143	3,258,292
Securities Sold Under Repurchase Agreements	88,061		24,250	10,000	122,311
Federal Home Loan Bank Advances	97,630	49,633	202,795	10,159	360,217
Subordinated Debentures, Revolving Credit Lines and Term Loans	64,926	10,074	60,826		135,826
Total Rate-sensitive Liabilities	2,444,366	459,233	939,745	33,302	3,876,646
Interest Rate Sensitivity Gap by Period	$ (472,248)	$ 92,915	$ 610,786	$ 239,511	
Cumulative Rate Sensitivity Gap	(472,248)	(379,333)	231,453	470,964	
Cumulative Rate Sensitivity Gap Ratio					
at December 31, 2008	80.7%	86.9%	106.0%	112.1%	
at December 31, 2007	71.1%	82.3%	112.3%	111.2%	

The Corporation had a cumulative negative gap of $379,333,000 in the one-year horizon at December 31, 2008, 7.9 percent of total assets.

The Corporation places its greatest credence in net interest income simulation modeling. The above GAP/Interest Rate Sensitivity Report is believed by the Corporation's management to have two major shortfalls. The GAP/Interest Rate Sensitivity Report fails to precisely gauge how often an interest rate sensitive product reprices, nor is it able to measure the magnitude of potential future rate movements.

Net interest income simulation modeling, or earnings-at-risk, measures the sensitivity of net interest income to various interest rate movements. The Corporation's asset liability process monitors simulated net interest income under three separate interest rate scenarios; base, rising and falling. Estimated net interest income for each scenario is calculated over a 12-month horizon. The immediate and parallel changes to the base case scenario used in the model are presented below. The interest rate scenarios are used for analytical purposes and do not necessarily represent management's view of future market movements. Rather, these are intended to provide a measure of the degree of volatility interest rate movements may introduce into the earnings of the Corporation.

The base scenario is highly dependent on numerous assumptions embedded in the model, including assumptions related to future interest rates. While the base sensitivity analysis incorporates management's best estimate of interest rate and balance sheet dynamics under various market rate movements, the actual behavior and resulting earnings impact will likely differ from that projected. For mortgage-related assets, the base simulation model captures the expected prepayment behavior under changing interest rate environments. Assumptions and methodologies regarding the interest rate or balance behavior of indeterminate maturity products, such as savings, money market, NOW and demand deposits, reflect management's best estimate of expected future behavior.

The comparative rising 200 basis points and falling 100 basis points scenarios below, as of December 31, 2008, assume further interest rate changes in addition to the base simulation discussed above. These changes are immediate and parallel changes to the base case scenario. In the current rate environment, many driver rates are at or near historical lows, thus total rate movements (beginning point minus ending point) to each of the various driver rates utilized by management have the following results:

Driver Rates	RISING (200 basis points)	FALLING (100 basis points)
Prime	200	0
Federal Funds	200	0
One-Year CMT	200	(6)
Three-Year CMT	200	(24)
Five-Year CMT	200	(24)
CD's	200	(96)
FHLB Advances	200	(30)

INTEREST SENSITIVITY AND DISCLOSURES ABOUT MARKET RISK continued

Results for the base, rising 200 basis points, and falling 100 basis points interest rate scenarios are listed below based upon the Corporation's rate sensitive assets and liabilities at December 31, 2008. The net interest income shown represents cumulative net interest income over a 12-month time horizon. Balance sheet assumptions used for the base scenario are the same for the rising and falling simulations.

	BASE	RISING (200 basis points)	FALLING (100 basis points)
Net Interest Income (Dollars in Thousands)	$144,038	$154,398	$145,606
Variance from Base		$ 10,359	$ 1,568
Percent of Change from Base		7.19%	1.09%

The comparative rising 200 basis points and falling 200 basis points scenarios below, as of December 31, 2007, assume further interest rate changes in addition to the base simulation discussed above. These changes are immediate and parallel changes to the base case scenario. In addition, total rate movements (beginning point minus ending point) to each of the various driver rates utilized by management in the base simulation are as follows:

Driver Rates	RISING (200 basis points)	FALLING (200 basis points)
Prime	200	(200)
Federal Funds	200	(200)
One-Year CMT	200	(200)
Two-Year CMT	200	(200)
CD's	200	(193)
FHLB Advances	200	(200)

Results for the base, rising 200 basis points, and falling 200 basis points interest rate scenarios are listed below. The net interest income shown represents cumulative net interest income over a 12-month time horizon. Balance sheet assumptions used for the base scenario are the same for the rising and falling simulations.

	BASE	RISING (200 Basis Points)	FALLING (200 Basis Points)
Net Interest Income (Dollars in Thousands)	$117,693	$120,089	$116,063
Variance from Base		$ 2,396	$ (1,630)
Percent of Change from Base		2.0%	(1.4)%

EARNING ASSETS

The following table presents the earning asset mix as of December 31, 2008, and December 31, 2007. Earnings assets increased by $965,684,000. Loans increased by $845,109,000, of which $626,058,000 of the increase was related to the addition of Lincoln on December 31, 2008. Of the remaining increase of $219,051,000, the largest loan segments that increased were in commercial and industrial of $197,236,000 and commercial and farmland real estate of $31,609,000. The largest loan category that decreased was in loans to individuals. This category decreased as management strategically reduced its indirect lending function, our lowest yielding loan category.

Investments increased by $30,817,000. The addition of Lincoln on December 31, 2008, brought an investment portfolio of $122,093,000. The decrease in the portfolio of $91,276,000 during the period was related to a strategic decision to reinvest investment portfolio maturities in higher yielding loans.

(Dollars in Thousands)	December 31, 2008	December 31, 2007
Federal Funds Sold	$ 66,237	$ 495
Interest-bearing Time Deposits	38,823	24,931
Investment Securities Available for Sale	459,636	440,836
Investment Securities Held to Maturity	22,348	10,331
Mortgage Loans Held for Sale	4,295	3,735
Loans	3,721,952	2,876,843
Federal Reserve and Federal Home Loan Bank Stock	34,319	25,250
Total	$4,347,610	$3,382,421

DEPOSITS AND BORROWINGS

The table below reflects the level of deposits and borrowed funds (federal funds purchased; repurchase agreements; Federal Home Loan Bank advances; subordinated debentures, revolving credit lines and term loans) based on year-end levels at December 31, 2008 and 2007.

(Dollars in Thousands)	December 31, 2008	December 31, 2007
Deposits	$3,718,811	$2,844,121
Federal Funds Purchased		52,350
Securities Sold Under Repurchase Agreements	122,311	106,497
Federal Home Loan Bank Advances	360,217	294,101
Subordinated Debentures, Revolving Credit Lines and Term Loans	135,826	115,826
	$4,337,165	$3,412,895

The Corporation has continued to leverage its capital position with Federal Home Loan Bank advances, as well as repurchase agreements, which are pledged against acquired investment securities as collateral for the borrowings. The interest rate risk is included as part of the Corporation's interest simulation discussed in Management's Discussion and Analysis of Financial Condition and Results of Operations under the headings "LIQUIDITY" and "INTEREST SENSITIVITY AND DISCLOSURES ABOUT MARKET RISK".

NET INTEREST INCOME

Net interest income is the primary source of the Corporation's earnings. It is a function of net interest margin and the level of average earning assets. The following table presents the Corporation's asset yields, interest expense, and net interest income as a percent of average earning assets for the three-year period ending in 2008.

In 2008, asset yields decreased 66 basis points on a fully taxable equivalent basis (FTE) and interest cost decreased 95 basis points, resulting in a 29 basis point increase in the interest margin compared to 2007. The decrease in interest income and interest expense was primarily a result of seven federal funds rate decreases of approximately 350 basis points by the Federal Open Market Committee during this period. Growth in earning assets produced a positive volume variance of $7,715,000 (FTE), and a declining interest rate environment produced a positive rate variance of $8,549,000 (FTE), resulting in an increase of $16,264,000 in net interest income.

In 2007, asset yields increased 18 basis points (FTE) and interest cost increased 34 basis points, resulting in a 16 basis point (FTE) decrease in net interest margin as compared to 2006. During the period, growth in earning assets produced a positive volume variance of $8,665,000 (FTE), while interest rate compression produced a negative rate variance of $5,640,000 (FTE), resulting in an increase of $3,025,000 in net interest income.

(Dollars in Thousands)	December 31, 2008	2007	2006
Net Interest Income	$ 129,384	$ 113,120	$ 110,095
FTE Adjustment	$ 3,699	$ 4,127	$ 3,981
Net Interest Income on a Fully Taxable Equivalent Basis	$ 133,083	$ 117,247	$ 114,076
Average Earning Assets	$3,463,477	$3,308,939	$3,072,898
Interest Income (FTE) as a Percent of Average Earning Assets	6.44%	7.10%	6.92%
Interest Expense as a Percent of Average Earning Assets	2.60%	3.55%	3.21%
Net Interest Income (FTE) as a Percent of Average Earning Assets	3.84%	3.55%	3.71%

Average earning assets include the average balance of securities classified as available for sale, computed based on the average of the historical amortized cost balances without the effects of the fair value adjustment. In addition, annualized amounts are computed utilizing a 30/360 basis.

OTHER INCOME

The Corporation offers a wide range of fee-based services. Fee schedules are regularly reviewed by a pricing committee to ensure that the products and services offered by the Corporation are priced to be competitive and profitable.

Other income in 2008 amounted to $36,367,000, a 10.3 percent decrease from 2007. The change in other income from 2008 to 2007 was primarily attributable to fluctuations within the following other income items:

- Insurance commissions increased $711,000 from 2007 due to the purchase of an insurance agency in April 2008.
- Service Charges increased $581,000 from the same period in 2007 due to increased fees.
- Fees related to derivative hedge agreements were $510,000. No such fees were collected in 2007.
- Other than temporary impairments of $2,682,000 were recognized on FHLMC Preferred Stock and Trust Preferred Securities held in the investment portfolio. This was offset by approximately $599,000 in net gains from the sale of various investment securities.
- Earnings on bank-owned life insurance decreased $3,918,000 from the same period in 2007 as discussed in "RESULTS OF OPERATIONS" section of Management's Discussion and Analysis of Financial Condition and Results of Operations.

Other income in 2007 amounted to $40,551,000, a 17.2 percent increase from 2006. The change in other income from 2007 to 2006 was primarily attributable to fluctuations within the following other income items:

- Earnings on bank-owned life insurance increased $1,365,000 compared to the same period in 2006 due to a purchase of $18,000,000 of new life insurance policies in mid-2006, and $4,500,000 in 2007. Additionally, a death benefit of $440,000 was received in 2007.
- Service charges for 2007 were $1,159,000 higher than in 2006 due to fee increases.
- The sale of a branch building and other real estate resulted in gains of $987,000 in 2007.
- Insurance commissions increased $811,000 from 2006 due to the purchase of an insurance agency in late 2006.
- Trust fees increased $747,000 compared to the same period in 2006 as a result of increased trust business.

OTHER EXPENSES

Other expenses represent non-interest operating expenses of the Corporation. Total other expenses for 2008 were $108,792,000, an increase of $6,610,000 or 6.5 percent from 2007. The change in other expenses from 2008 to 2007 was primarily attributable to fluctuations within the following other expense items:

- Salary and employee benefits grew $4,163,000, or 7.1 percent, due to staff additions and normal salary increases. Approximately $451,000 of the increase is due to share-based compensation expense recorded in 2008.
- Expenses related to other real estate owned and repossessed assets were $1,809,000 higher in 2008 than in the same period of 2007.
- Premises expenses were $1,064,000 higher than the same period in 2007 primarily due to higher real estate taxes and fees paid to a third-party property management company.
- On December 31, 2008, the Corporation sold its interest in Indiana Title Insurance Company, LLC, for a loss of $560,000.

Total other expenses for 2007 were $102,182,000, $6,125,000, or 6.4 percent higher, than the prior year of $96,057,000. The change in other expenses from 2007 to 2006 was primarily attributable to fluctuations within the following other expense items:

- Salary and employee benefits grew $2,718,000, or 4.8 percent due, to staff additions and normal salary increases. Approximately $635,000 of the increase is due to share-based compensation expense recorded in 2007.

- The Corporation wrote off $1,800,000 in unamortized underwriting fees associated with the First Merchants Capital Trust I subordinated debentures being called during 2007.

- Other expenses increased $1,129,000 primarily due to integration expenses related to bank combinations and name changes.

INCOME TAXES

Income tax expense totaled $8,083,000 for 2008, which is a decrease of $3,260,000 from 2007. The effective tax rates for the periods ending December 31, 2008, 2007 and 2006 were 28.1 percent, 26.4 percent and 28.8 percent, respectively. The Corporation's federal statutory income tax rate is 35 percent and its state tax rate varies from 0 to 8.5 percent depending on the state in which the subsidiary company is domiciled. The effective tax rate is lower than the blended effective statutory federal and state rates primarily due to the Corporation's income on tax exempt securities and loans, income generated by the subsidiaries domiciled in a state with no state or local income tax, income tax credits generated from investments in affordable housing projects, tax-exempt earnings from bank-owned life insurance contracts and reduced state taxes, resulting from the effect of state income apportionment.

INFLATION

Changing prices of goods, services and capital affect the financial position of every business enterprise. The level of market interest rates and the price of funds loaned or borrowed fluctuate due to changes in the rate of inflation and various other factors, including government monetary policy.

Fluctuating interest rates affect the Corporation's net interest income and loan volume. As the inflation rate increases, the purchasing power of the dollar decreases. Those holding fixed-rate monetary assets incur a loss, while those holding fixed-rate monetary liabilities enjoy a gain. The nature of a financial holding company's operations is such that there will generally be an excess of monetary assets over monetary liabilities, and, thus, a financial holding company will tend to suffer from an increase in the rate of inflation and benefit from a decrease.

OTHER

The Securities and Exchange Commission maintains a website that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission, including the Corporation, and that address is (http://www.sec.gov).

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK.

The quantitative and qualitative disclosures about market risk information are presented under Item 7 under the caption "Management's Discussion and Analysis of Financial Condition and Results of Operations" within the section "Interest Sensitivity and Disclosures About Market Risk", of this Annual Report on Form 10-K.

PART II: ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA.

Audit Committee, Board of Directors and Stockholders
First Merchants Corporation
Muncie, Indiana

We have audited the accompanying consolidated balance sheets of First Merchants Corporation as of December 31, 2008 and 2007, and the related consolidated statements of income, comprehensive income, stockholders' equity and cash flows for each of the years in the three-year period ended December 31, 2008. The Company's management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. Our audits included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of First Merchants Corporation as of December 31, 2008 and 2007, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2008, in conformity with accounting principles generally accepted in the Unites States of America.

As discussed in Note 19, the Company changed its method of accounting for fair value measurements in accordance with Statement of Financial Accounting Standards No. 157 in 2008.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), First Merchants Corporation's internal control over financial reporting as of December 31, 2008, based on criteria established in *Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO)* and our report dated March 16, 2009, expressed an unqualified opinion on the effectiveness of the Company's internal control over financial reporting.

BKD, LLP
Indianapolis, Indiana
March 16, 2009

PART II: ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA
CONSOLIDATED FINANCIAL STATEMENTS

CONSOLIDATED BALANCE SHEETS

(in thousands, except share data)	December 31, 2008	December 31, 2007
Assets		
Cash and Cash Equivalents		
Cash and Due From Banks	$ 84,249	$ 134,188
Federal Funds Sold	66,237	495
Total Cash and Cash Equivalents	150,486	134,683
Interest-bearing Time Deposits	38,823	24,931
Investment Securities		
Available for Sale	459,636	440,836
Held to Maturity (Fair Value of $22,176 and $10,270)	22,348	10,331
Total Investment Securities	481,984	451,167
Mortgage Loans Held for Sale	4,295	3,735
Loans, Net of Allowance for Loan Losses of $49,543 and $28,228	3,672,409	2,848,615
Premises and Equipment	59,641	44,445
Federal Reserve and Federal Home Loan Bank Stock	34,319	25,250
Interest Receivable	23,976	23,402
Core Deposit Intangibles	22,492	12,412
Goodwill	143,482	123,444
Cash Value of Life Insurance	93,222	70,970
Other Real Estate Owned	18,458	2,573
Other Assets	40,568	16,460
Total Assets	$ 4,784,155	$ 3,782,087
Liabilities		
Deposits		
Noninterest-bearing	$ 460,519	$ 370,397
Interest-bearing	3,258,292	2,473,724
Total Deposits	3,718,811	2,844,121
Borrowings		
Fed Funds Purchased		52,350
Securities Sold Under Repurchase Agreements	122,311	106,497
Federal Home Loan Bank Advances	360,217	294,101
Subordinated Debentures, Revolving Credit Lines and Term Loans	135,826	115,826
Total Borrowings	618,354	568,774
Interest Payable	8,844	8,325
Other Liabilities	42,243	20,931
Total Liabilities	4,388,252	3,442,151
Commitments and Contingent Liabilities		
Stockholders' Equity		
Preferred Stock, No-par Value		
Authorized and Unissued -- 500,000 Shares		
Cumulative Preferred Stock, $1,000 Par Value:		
Authorized -- 600 Shares		
Isssued and Outstanding -- 125 Shares	125	
Common Stock, $.125 Stated Value		
Authorized -- 50,000,000 Shares		
Issued and Outstanding - 21,178,123 and 18,002,787 Shares	2,647	2,250
Additional Paid-in Capital	202,299	137,801
Retained Earnings	206,496	202,750
Accumulated Other Comprehensive Loss	(15,664)	(2,865)
Total Stockholders' Equity	395,903	339,936
Total Liabilities and Stockholders' Equity	$ 4,784,155	$ 3,782,087

See notes to consolidated financial statements.

PART II: ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA
CONSOLIDATED FINANCIAL STATEMENTS

CONSOLIDATED STATEMENTS OF INCOME

(in thousands, except share data)	Year Ended December 31,		
	2008	2007	2006
Interest Income			
Loans Receivable			
Taxable	$198,385	$207,268	$186,768
Tax Exempt	1,013	1,120	828
Investment Securities			
Taxable	12,046	13,744	12,316
Tax Exempt	5,855	6,548	6,565
Federal Funds Sold	28	172	373
Deposits with Financial Institutions	755	582	500
Federal Reserve and Federal Home Loan Bank Stock	1,391	1,299	1,256
Total Interest Income	219,473	230,733	208,606
Interest Expense			
Deposits	67,581	89,921	74,314
Federal Funds Purchased	1,856	3,589	1,842
Securities Sold Under Repurchase Agreements	2,600	3,856	3,228
Federal Home Loan Bank Advances	11,168	12,497	10,734
Subordinated Debentures, Revolving			
Credit Lines and Term Loans	6,884	7,750	8,124
Other Borrowings			269
Total Interest Expense	90,089	117,613	98,511
Net Interest Income	129,384	113,120	110,095
Provision for Loan Losses	28,238	8,507	6,258
Net Interest Income After Provision for Loan Losses	101,146	104,613	103,837
Other Income			
Service Charges on Deposit Accounts	13,002	12,421	11,262
Fiduciary Activities	8,031	8,372	7,625
Other Customer Fees	6,776	6,479	5,517
Commission Income	5,824	5,113	4,302
Earnings on Cash Surrender Value			
of Life Insurance	(267)	3,651	2,286
Net Gains and Fees on Sales of Loans	2,490	2,438	2,171
Net Realized and Unrealized Gains (Losses) on			
Available-for-sale Securities	(2,083)		(4)
Other Income	2,594	2,077	1,454
Total Other Income	36,367	40,551	34,613
Other Expenses			
Salaries and Employee Benefits	63,006	58,843	56,125
Net Occupancy Expenses	7,711	6,647	5,886
Equipment Expenses	6,659	6,769	7,947
Marketing Expenses	2,311	2,205	1,932
Outside Data Processing Fees	4,087	3,831	3,449
Printing and Office Supplies	1,214	1,410	1,496
Core Deposit Amortization	3,216	3,159	3,066
Write-off of Unamortized Underwriting Expenses		1,771	
Other Expenses	20,588	17,547	16,156
Total Other Expenses	108,792	102,182	96,057
Income Before Income Tax	28,721	42,982	42,393
Income Tax Expense	8,083	11,343	12,195
Net Income	$ 20,638	$ 31,639	$ 30,198
Net Income Per Share:			
Basic	$ 1.14	$ 1.73	$ 1.64
Diluted	1.14	1.73	1.64

See notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(in thousands, except share data)	Year Ended December 31, 2008	2007	2006
Net Income	$ 20,638	$ 31,639	$ 30,198
Other Comprehensive Income (Loss), Net of Tax:			
Unrealized Losses on Securities Available for Sale:			
Unrealized Holding Gains/(Losses) Arising During the Period, Net of Income Tax Benefit (Expense) of $1,356, $(1,437), and $(1,242)	(2,518)	2,743	2,087
Reclassification Adjustment for (Gains) Losses Included in Net Income, Net of Income Tax Expenses (Benefit) of $(833), $0, and $(1)	1,250		2
Unrealized Gains (Losses) on Cash Flow Hedge Assets:			
Unrealized (Gains) Losses Arising During the Period, Net of Income Tax Benefit of $(1), $(501), and $83	2	1,057	(125)
Defined Benefit Pension Plans, Net of Income Tax Expense of $7,689, ($1,827) and $0			
Net Gain Arising During Period	(11,518)	2,725	
Prior Service Cost Arising During Period		30	
Amortization of Prior Service Cost	(15)	(15)	
	(12,799)	6,540	1,964
COMPREHENSIVE INCOME	$ 7,839	$ 38,179	$ 32,162

PART II: ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA
CONSOLIDATED FINANCIAL STATEMENTS

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

	PREFERRED		COMMON STOCK				ACCUMULATED OTHER	
(in thousands, except share data)	SHARES	AMOUNT	SHARES	AMOUNT	ADDITIONAL PAID-IN CAPITAL	RETAINED EARNINGS	COMPREHENSIVE INCOME (LOSS)	TOTAL
Balances, December 31, 2005			18,416,714	$ 2,302	145,682	174,717	(9,305)	313,396
Net Income for 2006......................						30,198		30,198
Cash Dividends ($.92 per Share)..........						(16,950)		(16,950)
Other Comprehensive Income (Loss), Net of Tax							1,964	1,964
Adjustment to Initially Apply SFAS Statement No. 158, Net of Tax.........							(2,064)	(2,064)
Share-based Compensation					972			972
Stock Issued Under Employee Benefit Plans			41,391	5	852			857
Stock Issued Under Dividend Reinvestment and Stock Purchase Plan			48,788	6	1,184			1,190
Stock Options Exercised..................			90,138	11	1,598			1,609
Stock Redeemed...........................			(234,495)	(29)	(5,661)			(5,690)
Issuance of Stock Related to Acquisition.			77,307	10	1,833			1,843
Balances, December 31, 2006			18,439,843	2,305	146,460	187,965	(9,405)	$ 327,325
Net Income for 2007......................						31,639		31,639
Cash Dividends ($.92 per Share)..........						(16,854)		(16,854)
Other Comprehensive Income (Loss), Net of Tax							6,540	6,540
Tax Benefit from Stock Options Exercised.					116			116
Share-based Compensation			3,292		1,468			1,468
Stock Issued Under Employee Benefit Plans			38,537	5	782			787
Stock Issued Under Dividend Reinvestment and Stock Purchase Plan			51,168	6	1,164			1,170
Stock Options Exercised			35,142	5	491			496
Stock Redeemed			(565,195)	(71)	(12,680)			(12,751)
Balances, December 31, 2007			18,002,787	2,250	137,801	202,750	(2,865)	$ 339,936
Net Income for 2008......................						20,638		20,638
Cash Dividends ($.92 per Share)..........						(16,775)		(16,775)
Effects of changing the pension plan measurement date pursuant to FASB No. 158								
Service cost, interest cost and expected rate of return on plan assets for October 1 - December 31, 2009 net of tax..............						(64)		(64)
Amortization of prior service costs for October 1 - December 31, 2007, net of tax.................						(53)		(53)
Cumulative preferred stock Issued................................	125	$125						125
Other Comprehensive Income (Loss), Net of Tax...........................							(12,799)	(12,799)
Tax Benefit from Stock Options Exercised					156			156
Share-based Compensation			225	1	1,897			1,898
Stock Issued Under Employee Benefit Plans			50,119	6	767			773
Stock Issued Under Dividend Reinvestment and Stock Purchase Plan			44,554	6	1,015			1,021
Stock Options Exercised..................			122,890	15	1,618			1,633
Stock Redeemed...........................			(134,169)	(17)	(2,171)			(2,188)
Issuance of Stock Related to Acquisitions			3,091,717	386	61,216			61,602
Balances, December 31, 2008	125	$125	21,178,123	$ 2,647	$202,299	$ 206,496	$ (15,664)	$ 395,903

See notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands, except share data)	Year Ended December 31, 2008	2007	2006
Operating Activities:			
Net Income	$ 20,638	$ 31,639	$ 30,198
Adjustments to Reconcile Net Income to Net Cash Provided by Operating Activities:			
Provision for Loan Losses	28,238	8,507	6,258
Depreciation and Amortization	4,613	4,331	5,382
Change in tax accruals	(8,666)	(2,162)	(2,412)
Share-based Compensation	1,898	1,468	833
Tax Benefits from Stock Options Exercised	(156)	(116)	(139)
Mortgage Loans Originated for Sale	(102,591)	(123,051)	(123,256)
Proceeds from Sales of Mortgage Loans	104,250	124,729	122,753
Net Change in:			
Interest Receivable	2,858	943	(4,655)
Interest Payable	(1,217)	(1,001)	3,452
Gains on Sales of Securities Available for Sale	599		(4)
Recognized Loss on Other-than-Temporary Impairment	(2,682)		
Pension Adjustments for Measurement Date Change	(117)		
Other Adjustments	(8,652)	4,731	(2,829)
Net Cash Provided by Operating Activities	39,013	50,018	35,581
Investing Activities:			
Net Change in Interest-bearing Deposits	10,716	(13,647)	(2,536)
Purchases of			
Securities Available for Sale	(100,988)	(69,536)	(100,355)
Securities Held to Maturity	(29,058)	(8,466)	
Proceeds from Maturities of			
Securities Available for Sale	139,825	81,069	64,778
Securities Held to Maturity	17,042	7,418	6,526
Proceeds from Sales of			
Securities Available for Sale	60,335	7,219	575
Proceeds from Sales of Mortgages		26,773	
Purchase of Federal Reserve and Federal Home Loan Bank Stock	(261)	(1,559)	(491)
Purchase of Bank-owned Life Insurance	(706)	(4,500)	(18,000)
Net Change in Loans	(250,621)	(221,873)	(245,685)
Net Cash Received (Paid) in Acquisition	6,934	(370)	(59)
Other Adjustments	(4,181)	(4,143	(8,358)
Net Cash Used by Investing Activities	(150,963)	(201,615)	(303,605)
Cash Flows from Financing Activities:			
Net Change in:			
Demand and Savings Deposits	74,992	65,035	133,591
Certificates of Deposit and Other Time Deposits	144,328	28,548	234,372
Proceeds from the Sale of Other Real Estate Owned	10,775	3,633	6,301
Receipt of Borrowings	961,074	457,157	182,454
Repayment of Borrowings	(1,048,161)	(331,016)	(249,927)
Cash Dividends	(16,775)	(16,852)	(16,951)
Stock Issued Under Employee Benefit Plans	773	787	857
Stock Issued Under Dividend Reinvestment and Stock Purchase Plan	1,021	1,170	1,190
Stock Options Exercised	1,633	496	1,228
Cumulative Preferred Stock Issued	125		
Tax Benefits from Stock Options Exercised	156	116	139
Stock Redeemed	(2,188)	(12,751)	(5,690)
Net Cash Provided by Financing Activities	127,753	196,323	287,564
Net Change in Cash and Cash Equivalents	15,803	44,726	19,540
Cash and Cash Equivalents, Beginning of Year	134,683	89,957	70,417
Cash and Cash Equivalents, End of Year	$ 150,486	$ 134,683	$ 89,957
Additional Cash Flows Information:			
Interest Paid	$ 89,570	$ 118,614	$ 95,059
Income Tax Paid	18,393	12,206	14,385
Loans Transferred to Other Real Estate Owned	24,647	4,038	5,605

See notes to consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(table dollar amounts in thousands, except share data)

NOTE 1

NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The accounting and reporting policies of First Merchants Corporation ("Corporation"), and its wholly owned subsidiaries, First Merchants Bank, N.A. ("First Merchants"), First Merchants Bank of Central Indiana, N.A. ("Central Indiana"), Lafayette Bank and Trust Company, N.A. ("Lafayette"), Commerce National Bank ("Commerce National"), and Lincoln Bank ("Lincoln"), (collectively the "Banks"), First Merchants Trust Company, National Association ("FMTC"), First Merchants Insurance Services, Inc. ("FMIS"), and First Merchants Reinsurance Company ("FMRC"), conform to accounting principles generally accepted in the United States of America and reporting practices followed by the banking industry.

On December 31, 2008, the Corporation acquired Lincoln Bancorp, parent company of Lincoln Bank, through a merger of Lincoln Bancorp into the Corporation. Lincoln Bank adds seventeen Indiana banking locations in the Indianapolis area. The banking locations are in Avon, Bargersville, Brownsburg, Crawfordsville, Frankfort, Franklin, Greenwood, Mooresville, Morgantown, Nashville, Plainfield and Trafalgar. Lincoln also has two loan production offices located in Carmel and Greenwood, Indiana.

On December 31, 2008, the Corporation sold its interest in Indiana Title Insurance Company, LLC, a full service title insurance agency.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

The Corporation is a financial holding company whose principal activity is the ownership and management of the Banks and operates in a single significant business segment. Four of the Banks operate under national bank charters and provide full banking services. As national banks, the Banks are subject to the regulation of the Office of Comptroller of the Currency ("OCC") and the Federal Deposit Insurance Corporation ("FDIC"). Lincoln is an Indiana commercial bank, subject to examination by the Indiana Department of Financial Institutions ("IDFI") and FDIC. The IDFI and the FDIC regulate or monitor virtually all areas of the Bank's operations. The banks must undergo regular on-site examinations by the FDIC and IDFI and must submit periodic reports to the FDIC and the IDFI. The Corporation plans to merge Lincoln with Central Indiana under the Central Indiana charter and has applied to the OCC for approval of the merger.

The Banks generate commercial, mortgage, and consumer loans and receive deposits from customers located primarily in central, north-central and east-central Indiana and Butler, Franklin and Hamilton counties in Ohio. The addition of Lincoln adds seventeen locations to central Indiana. The Banks' loans are generally secured by specific items of collateral, including real property, consumer assets and business assets.

CONSOLIDATION

The consolidated financial statements include the accounts of the Corporation and all its subsidiaries, after elimination of all material intercompany transactions.

FAIR VALUE MEASUREMENTS

The Corporation used fair value measurements to record fair value adjustments, to certain assets, and liabilities and to determine fair value disclosures. Effective January 1, 2008, the Corporation adopted SFAS No. 157 for all applicable financial and nonfinancial assets and liabilities. The accounting guidance defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. SFAS No. 157 applies only when other guidance requires or permits assets or liabilities to be measured at fair value; it does not expand the use of fair value in any new circumstances.

As defined in SFAS No. 157, fair value is the price to sell an asset or transfer a liability in an orderly transaction between market participants. It represents an exit price at the measurement date. Market participants are buyers and sellers, who are independent, knowledgeable, and willing and able to transact in the principal (or most advantageous) market for the asset or liability being measured. Current market conditions, including imbalances between supply and demand, are considered in determining fair value. The Corporation values its assets and liabilities in the principal market where it sells the particular asset or transfers the liability with the greatest volume and level of activity. In the absence of a principal market, the valuation is based on the most advantageous market for the asset or liability (i.e., the market where the asset could be sold or the liability transferred at a price that maximized the amount to be received for the asset for minimizes the amount to be paid to transfer the liability).

Valuation inputs refer to the assumptions market participants would use in pricing a given asset or liability. Inputs can be observable or unobservable. Observable inputs are those assumptions which market participants would use in pricing the particular asset or liability. These inputs are based on market data

NOTE 1

FAIR VALUE MEASUREMENTS continued

and are obtained from a source independent of the Corporation. Unobservable inputs are assumptions based on the Corporation's own information or estimate of assumptions used by market participants in pricing the asset or liability. Unobservable inputs are based on the best and most current information available on the measurement date. All inputs, whether observable or unobservable, are ranked in accordance with a prescribed fair value hierarchy which gives the highest ranking to quoted prices (unadjusted) in active markets for identical assets or liabilities (Level 1) and the lowest ranking to unobservable inputs (Level 3). Fair values for assets or liabilities classified as Level 2 are based on one or a combination of the following factors: (i) quoted prices for similar assets; (ii) observable inputs for the asset or liability, such as interest rates or yield curves; or (iii) inputs derived principally from or corroborated by observable market data. The level in the fair value hierarchy within which the fair value measurement in its entirety falls is determined based on the lowest level input that is significant to the fair value measurement in its entirety. The Corporation considers an input to be significant if it drives 10 percent or more of the total fair value of a particular asset or liability.

Assets and liabilities are considered to be fair valued on a recurring basis if fair value is measured regularly (i.e., daily, weekly, monthly or quarterly). Recurring valuation occurs at a minimum on the measurement date. Assets and liabilities are considered to be fair valued on a nonrecurring basis if the fair value measurement of the instrument does not necessarily result in a change in the amount recorded on the balance sheet. Generally, nonrecurring valuation is the result of the application of other accounting pronouncements which require assets or liabilities to be assessed for impairment or recorded at the lower of cost or fair value. The fair value of assets or liabilities transferred in or out of Level 3 is measured on the transfer date, with any additional changes in fair value subsequent to the transfer considered to be realized or unrealized gains or losses.

A brief description of current accounting practices and current valuation methodologies are presented below.

HELD TO MATURITY SECURITIES are classified as held to maturity when the Corporation has the positive intent and ability to hold the securities to maturity. Securities held to maturity are carried at amortized cost.

AVAILABLE FOR SALE SECURITIES are recorded at fair value on a recurring basis. Fair value measurement is based upon quoted prices when available. If quoted prices are not available, fair values are measured using independent third-party pricing services.

Where quoted market prices are available in an active market, securities are classified within Level 1 of the valuation hierarchy. There are no securities classified within Level 1 of the hierarchy. If quoted market prices are not available, then fair values are estimated by using pricing models, quoted prices of securities with similar characteristics or discounted cash flows. Level 2 securities include treasury securities, agencies, mortgage backs, state and municipal, corporate obligations, and marketable equity securities. In certain cases where Level 1 or Level 2 inputs are not available, securities are classified within Level 3 of the hierarchy and include corporate obligations and municipal securities.

The Corporation has certain securities that have had a drop in fair market value as a result of the widening in market spreads that many sectors have experienced in recent months. Management has determined that most of these securities are not deemed to be other-than-temporarily impaired as the drop in market value is a result of illiquidity in the current market rather than poor performance. Additionally, based on managements analysis, there has not been an adverse change in future cash flows of the securities. Securities available-for-sale are carried at fair value with unrealized gains and losses reported separately in accumulated other comprehensive income, net of tax. As discussed in Note 4 INVESTMENT SECURITIES, two securities were deemed to be other than temporarily impaired in 2008.

Amortization of premiums and accretion of discounts are recorded as interest income from securities. Realized gains and losses are recorded as net security gains (losses). Gains and losses on sales of securities are determined on the specific-identification method.

INTEREST RATE SWAP AGREEMENTS are estimated by a third-party using inputs that are primarily unobservable and cannot be corroborated by observable market data and, therefore, are classified within Level 3 of the valuation hierarchy.

LOANS HELD FOR SALE are carried at the lower of aggregate cost or market. Market is determined using the aggregate method. Net unrealized losses, if any, are recognized through a valuation allowance by charges to income based on the difference between estimated sales proceeds and aggregate cost.

LOANS held in the Corporation's portfolio are carried at the principal amount outstanding. Certain nonaccrual and substantially delinquent loans may be considered to be impaired. A loan is impaired when, based on current information or events, it is probable that the Banks will be unable to collect all amounts

NOTE 1

FAIR VALUE MEASUREMENTS continued

due (principal and interest) according to the contractual terms of the loan agreement. In applying the provisions of SFAS No. 114, the Corporation considers its investment in one-to-four family residential loans and consumer installment loans to be homogeneous and therefore excluded from separate identification for evaluation of impairment. Interest income is accrued on the principal balances of loans, except for installment loans with add-on interest, for which a method that approximates the level yield method is used. The accrual of interest on impaired loans is discontinued when, in management's opinion, the borrower may be unable to meet payments as they become due. When interest accrual is discontinued, all unpaid accrued interest is reversed when considered uncollectable. Interest income is subsequently recognized only to the extent cash payments are received. Certain loan fees and direct costs are being deferred and amortized as an adjustment of yield on the loans.

Impaired loans are carried at the present value of estimated future cash flows using the loan's existing rate, or the fair value of collateral if the loan is collateral dependent. A portion of the allowance for loan losses is allocated to impaired loans if the value of such loans is deemed to be less than the unpaid balance. If these allocations cause the allowance for loan losses to increase, such increase is reported as a component of the provision for loan losses. Loan losses are charged against the allowance when management believes the uncollectability of the loan is confirmed. The valuation would be considered Level 3, consisting of appraisals of underlying collateral and discounted cash flow analysis.

Loan commitments and letters-of-credit generally have short-term, variable-rate features and contain clauses which limit the Banks' exposure to changes in customer credit quality. Accordingly, their carrying values, which are immaterial at the respective balance sheet dates, are reasonable estimates of fair value.

ALLOWANCE FOR LOAN LOSSES is maintained to absorb losses inherent in the loan portfolio and is based on ongoing, quarterly assessments of the probable losses inherent in the loan portfolio. The allowance is increased by the provision for loan losses, which is charged against current operating results. Loan losses are charged against the allowance when management believes the uncollectibility of a loan balance is confirmed. Subsequent recoveries, if any, are credited to the allowance. The Corporation's methodology for assessing the appropriateness of the allowance consists of three key elements - the determination of the appropriate reserves for specifically identified loans, historical losses, and economic, environmental or qualitative factors.

Larger commercial loans that exhibit probable or observed credit weaknesses are subject to individual review. Where appropriate, reserves are allocated to individual loans based on management's estimate of the borrower's ability to repay the loan given the availability of collateral, other sources of cash flow and legal options available to the Corporation. Included in the review of individual loans are those that are impaired as provided in SFAS No. 114. Any allowances for impaired loans are measured based on the present value of expected future cash flows discounted at the loan's effective interest rate or fair value of the underlying collateral. The Corporation evaluates the collectibility of both principal and interest when assessing the need for a loss accrual. Historical loss rates are applied to other commercial loans not subject to specific reserve allocations.

Homogenous loans, such as consumer installment and residential mortgage loans, are not individually risk graded. Reserves are established for each pool of loans using loss rates based on a three-year average net charge off history by loan category.

Historical loss allocations for commercial and consumer loans may be adjusted for significant factors that, in management's judgment, reflect the impact of any current conditions on loss recognition. Factors which management considers in the analysis include the effects of the national and local economies, trends in loan growth and charge off rates, changes in mix, concentration of loans in specific industries, asset quality trends (delinquencies, charge offs and nonaccrual loans), risk management and loan administration, changes in the internal lending policies and credit standards, examination results from bank regulatory agencies and the Corporation's internal loan review.

An unallocated reserve, primarily based on the factors noted above, is maintained to recognize the imprecision in estimating and measuring loss when evaluating reserves for individual loans or pools of loans. Allowances on individual loans and historical loss allocations are reviewed quarterly and adjusted as necessary based on changing borrower and/or collateral conditions.

PREMISES AND EQUIPMENT is carried at cost net of accumulated depreciation. Depreciation is computed using the straight-line and declining balance methods based on the estimated useful lives of the assets ranging from three to forty years. Maintenance and repairs are expensed as incurred, while major additions and improvements are capitalized. Gains and losses on dispositions are included in current operations.

FEDERAL RESERVE AND FEDERAL HOME LOAN BANK STOCK are required investments for institutions that are members of the Federal Reserve Bank ("FRB") and Federal Home Loan Bank systems. The required investment in the common stock is based on a predetermined formula.

(table dollar amounts in thousands, except share data)

NOTE 1

FAIR VALUE MEASUREMENTS continued

INTANGIBLE ASSETS that are subject to amortization, including core deposit intangibles, are being amortized on both the straight-line and accelerated basis over 3 to 20 years. Intangible assets are periodically evaluated as to the recoverability of their carrying value.

GOODWILL is maintained by applying the provisions of SFAS No. 142. Goodwill is reviewed for impairment annually in accordance with this statement with any loss recognized through the income statement, at that time.

DERIVATIVE INSTRUMENTS are carried at the fair value of the derivatives reflects the estimated amounts that we would receive to terminate these contracts at the reporting date based upon pricing or valuation models applied to current market information. Interest rate floors are valued using the market standard methodology of discounting the future expected cash receipts that would occur if variable interest rates fell below the strike rate of the floors. The projected cash receipts on the floor are based on an expectation of future interest rates derived from observed market interest rate curves and volatilities.

The Corporation offers interest rate derivative products (e.g. interest rate swaps) to certain of its high-quality commercial borrowers. This product allows customers to enter into an agreement with the Corporation to swap their variable rate loan to a fixed rate. These derivative products are designed to reduce, eliminate or modify the risk of changes in the borrower's interest rate or market price risk. The extension of credit incurred through the execution of these derivative products is subject to the same approvals and rigorous underwriting standards as the related traditional credit product. The Corporation limits its risk exposure to these products by entering into a mirror-image, offsetting swap agreement with a separate, well-capitalized and rated counterparty previously approved by the Credit and Asset Liability Committee. By using these interest rate swap arrangements, the Corporation is also better insulated from the interest rate risk associated with underwriting fixed-rate loans. These derivative contracts are not designated against specific assets or liabilities under SFAS No. 133 and, therefore, do not qualify for hedge accounting. The derivatives are recorded on the balance sheet at fair value and changes in fair value of both the customer and the offsetting swaps agreements are recorded (and essentially offset) in non-interest income. The fair value of the derivative instruments incorporates a consideration of credit risk (in accordance with SFAS No. 157), resulting in some volatility in earnings each period.

INCOME TAX in the consolidated statements of income includes deferred income tax provisions or benefits for all significant temporary differences in recognizing income and expenses for financial reporting and income tax purposes. The Corporation files consolidated income tax returns with its subsidiaries.

The Corporation adopted the provisions of the Financial Accounting Standards Board (FASB) Interpretation No. 48 (FIN 48), Accounting for Uncertainty in Income Taxes - an interpretation of FASB Statement No. 109, on January 1, 2007. FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. As a result of the implementation of FIN 48, the Corporation did not identify any uncertain tax positions that it believes should be recognized in the financial statements. The tax years still subject to examination by taxing authorities are years subsequent to 2003.

STOCK OPTION AND RESTRICTED STOCK AWARD PLANS are maintained by the Corporation and are described more fully in Note 16.

EARNINGS PER SHARE have been computed based upon the weighted average common and common equivalent shares outstanding during each year.

Certain reclassifications have been made to prior financial statements to conform to the current financial statement presentation. These reclassifications had no effect on net income.

CURRENT ECONOMIC CONDITIONS present financial institutions with unprecedented circumstances and challenges that in some cases have resulted in large declines in the fair values of investments and other assets, constraints on liquidity and significant credit quality problems, including severe volatility in the valuation of real estate and other collateral supporting loans. The financial statements have been prepared using values and information currently available to the Corporation.

Given the volatility of current economic conditions, the values of assets and liabilities recorded in the financial statements could change rapidly, resulting in material future adjustments in asset values, the allowance for loan losses, capital that could negatively impact the Corporation's ability to meet regulatory capital requirements and maintain sufficient liquidity.

NOTE 2

BUSINESS COMBINATIONS

On December 31, 2008, the Corporation acquired 100 percent of the outstanding shares of Lincoln Bancorp, the holding company of Lincoln Bank. Lincoln Bank is a state chartered bank headquartered in Plainfield, Indiana. Lincoln Bancorp was merged into the Corporation and Lincoln Bank maintained its state charter as a wholly owned subsidiary of the Corporation. Lincoln Bank has seventeen banking centers in Brown, Clinton, Hamilton, Hendricks, Johnson, Montgomery and Morgan counties in Indiana. As a result of this acquisition, the Corporation will have the opportunity to increase its customer base and continue to increase its market share in the Indianapolis area.

The aggregate purchase price was $77.3 million comprised of $16.8 million in cash, $60.1 million in stock issued and $.4 million in legal and audit fees related to the acquisition. The purchase price resulted in approximately $19.8 million in goodwill and $12.5 million in core deposit intangible. The core deposit intangible asset is being amortized over ten years, using an accelerated method. Goodwill will not be amortized but will instead be evaluated at least annually for impairment.

The following table summarizes the estimated fair value of assets acquired and liabilities assumed at the date of acquisition.

(Dollars in Thousands)	December 31, 2008
Cash	$ 7,177
Interest bearing time deposits	24,608
Investment securities	122,093
Mortgage loans held for sale	2,219
Loans, net of allowance for loan losses of $8,679	626,058
Premises and equipment	15,624
Federal Home Loan Bank stock	8,808
Interest receivable	3,465
Core Deposit Intangible	12,461
Goodwill	19,813
Cash Surrender value of life insurance	21,903
Other real estate owned	3,017
Other assets	11,788
Total assets acquired	$ 879,034
Deposits	$ 653,157
Securities sold under repurchase agreements	15,300
FHLB advances	121,367
Interest payable	1,736
Other liabilities	10,184
Total liabilities	801,744
Net assets acquired	$ 77,290

The following table presents pro forma information for the periods ended December 31, 2008, as if the acquisitions had occurred at the beginning of 2008 and 2007. The pro forma financial information is not indicative of the results of operations had the transaction been effected on the assumed dates and is not intended to be a projection of future results.

(Dollars in Thousands except per share data)	December 31, 2008	2007
Net Interest Income	$ 106,495	$ 134,906
Net Income (loss)	$ (13,638)	$ 33,387
Per share - combined:		
Basic net income	$ (5.20)	$ 2.08
Diluted net income	$ (5.20)	$ 2.07

On April 1, 2008, the Corporation acquired Patishall Insurance Agency, Inc. ("Patishall"), which was merged into First Merchants Insurance Services, Inc., a wholly owned subsidiary of the Corporation. The Corporation issued approximately 51,302 shares of its common stock at a cost of $28.513 per share to complete the transaction. This transaction was deemed to be an immaterial acquisition.

NOTE 2

BUSINESS COMBINATIONS continued

Purchased Loans subject to SOP 03-3

The American Institute of Public Accountants Statement of Position 03-3, "Accounting for Certain Loans or Debt Securities Acquired in a Transfer" ("SOP 03-3") addresses accounting for differences between contractual cash flows of certain loans and debt securities and the cash flows expected to be collected when loans or debt securities are acquired in a transfer and those cash flow differences are attributable, at least in part, to credit quality. As such, SOP 03-3 applies to loans and debt securities acquired individually, in pools, or as a part of a business combination. It is not applicable to loans originated by the lender. The application of SOP 03-3 limits interest income, including accretion of purchase price discounts that may be recognized for certain loans and debt securities. Additionally, SOP-3 does not allow the excess of contractual cash flows over cash flows expected to be collected to be recognized as an adjustment of yield, loss accrual or valuation allowance, such as the allowance for possible loan losses. SOP 03-3 requires that increases in expected cash flows subsequent to the initial investment be recognized prospectively through adjustment of the yield on the loan or debt security over it's remaining life. Decreases in expected cash flows should be recognized as impairment.

The Corporation has purchased loans on December 31, 2008, for which there was, at acquisition, evidence of deterioration of credit quality since origination and it was probable, at acquisition, that all contractually required payments would not be collected. The carrying amount of these loans was reduced by $2,003,000. The carrying amount of these loans is as follows as of December 31, 2008:

(Dollars in Thousands except per share data)	December 31,
	2008
Commercial real estate	$ 10,320
Outstanding Balance	10,320
Carrying amount, net of allowance	$ 8,317

These loans were considered impaired at December 31, 2008 and no accretable yield was assigned at the date of acquisition.

NOTE 3

RESTRICTION ON CASH AND DUE FROM BANKS

The Banks are required to maintain reserve funds in cash and/or on deposit with the Federal Reserve Bank. The reserve required at December 31, 2008, was $17,275,000.

NOTE 4

INVESTMENT SECURITIES

The Corporation's management has evaluated all securities with unrealized losses for other than temporary impairment as of December 31, 2008. The evaluations are based on the nature of the securities, the extent and duration of the loss and the intent and ability of the Corporation to hold these securities either to maturity or through the expected recovery period.

The current unrealized losses are primarily concentrated within trust preferred securities held by the Corporation. The Corporation holds ten trust preferred pool securities and four single issuer securities. Such investments have a book value of $18.8 million and a fair value of $9.8, which is only 2 percent of the Corporation's entire investment portfolio. On all but one small pool investment, the Corporation utilizes broker quotes to determine their fair value.

The Corporation utilizes a third party for portfolio accounting services, including market value input. The Corporation has obtained an understanding of what inputs are being used by the vendor in pricing our portfolio and how the vendor was classifying these securities based upon these inputs. From these discussions, the Corporation's management is comfortable the classifications are proper. The Corporation has gained trust in the data for two reasons: (a) independent spot testing of the data is conducted by the Corporation through obtaining market quotes from various brokers on a periodic basis and (b) actual gains or loss resulting from the sale of certain securities has proven the data to be accurate over time.

NOTE 4

INVESTMENT SECURITIES continued

The fair values of the investments have been impacted by the recent market conditions which have caused risk and liquidity premiums to increase resulting in a significant decline in the fair value of the Corporation's trust preferred securities, or the value the Corporation could realize if it were forced to immediately sell the securities into the secondary market. Management has determined that (a) the drop in market value is a result of illiquidity in the current market rather than poor performance, and (b) there has not been an adverse change in future cash flows of the securities.

The Corporation has the intent and ability to hold these, and all other, investment securities until the fair value is recovered, which may be maturity, and therefore, does not consider them, with one exception, to be other-than-temporarily impaired at December 31, 2008. The one exception is a smaller trust preferred pool that has been deemed other than temporarily impaired, due to a higher rate of defaults and deferrals from the underlying banks in the pool. A $1.2 million loss was included in the earnings for 2008 establishing a new cost basis of $770,000.

During 2008, the Corporation owned shares of a series of preferred stock issued by the Federal Home Loan Mortgage Corporation ("FHLMC"). On September 7, 2008, the Federal Housing Finance Agency ("FHFA") was appointed as conservator of FHLMC, and the U.S. Treasury Department disclosed that it had entered into a Senior Preferred Stock Purchase Agreement with FHLMC, contemplating an investment of up to $100 billion. The senior preferred stock has a liquidation preference senior to all FHLMC stock, including the series of preferred stock held by the Corporation. In addition, the terms of the senior preferred stock prohibit FHLMC from declaring or paying any dividend or making any other distribution with respect to any stock other than the senior preferred stock without the consent of the U.S. Treasury Department. In connection with the appointment of the FHFA as conservator, the FHFA announced that it was eliminating the payment of all future dividends on all FHLMC stock, including dividends on the series of preferred stock that the Corporation owns. After assessing these events, during the third quarter of 2008, the Corporation recorded an other-than-temporary impairment write-down of $1,458,000 related to its investments in the preferred securities issued by FHLMC. The investment was sold during the fourth quarter of 2008 triggering an additional $47,000 loss.

The amortized cost, gross unrealized gains, gross unrealized losses and approximate market value of the investment securities at the dates indicated were:

(Dollars in Thousands)	AMORTIZED COST	GROSS UNREALIZED GAINS	GROSS UNREALIZED LOSSES	FAIR VALUE
Available for Sale at December 31, 2008				
U.S. Government-sponsored Agency Securities..	$ 15,451	$ 218		$ 15,669
State and Municipal	156,426	3,220	$ 107	159,539
Mortgage-backed Securities	265,820	4,472	215	270,077
Corporate Obligations........	19,822		8,978	10,844
Marketable Equity Securities	3,507			3,507
Total Available for Sale	461,026	7,910	9,300	459,636
Held to Maturity at December 31, 2008				
U.S. Treasury	11,675		1	11,674
State and Municipal	10,666	93	264	10,495
Mortgage-backed Securities	7			7
Total Held to Maturity	22,348	93	265	22,176
Total Investment Securities	$483,374	$ 8,003	$ 9,565	$481,812
Available for Sale at December 31, 2007				
U.S. Treasury	$ 1,501	$ 18		$ 1,519
U.S. Government-sponsored Agency Securities..	67,793	240	$ 98	67,935
State and Municipal	150,744	2,324	156	152,912
Mortgage-backed Securities	199,591	1,654	1,444	199,801
Corporate Obligations........	13,740		1,294	12,446
Marketable Equity Securities	6,835		612	6,223
Total Available for Sale	440,204	4,236	3,604	440,836
Held to Maturity at December 31, 2007				
State and Municipal	10,317	237	298	10,256
Mortgage-backed Securities	14			14
Total Held to Maturity	10,331	237	298	10,270
Total Investment Securities..............	$450,535	$ 4,473	$ 3,902	$451,106

NOTE 4

INVESTMENT SECURITIES continued

Certain investments in debt securities are reported in the financial statements at an amount less than their historical cost. The historical cost of these investments totaled $69,909,000 and $214,293,000 at December 31, 2008 and 2007, respectively. Total fair value of these investments was $60,343,000 and $210,391,000, which is approximately 12.5 and 46.6 percent of the Corporation's available-for-sale and held-to-maturity investment portfolio at December 31, 2008 and 2007, respectively.

Based on evaluation of available evidence, including recent changes in market interest rates, credit rating information and information obtained from regulatory filings, management believes the declines in fair value for these securities are temporary. Should the impairment of any of these securities become other than temporary, the cost basis of the investment will be reduced and the resulting loss recognized in net income in the period the other-than-temporary impairment is identified.

The following tables show the Corporation's gross unrealized losses and fair value, aggregated by investment category and length of time that individual securities have been in a continuous unrealized loss position at December 31, 2008 and 2007:

(Dollars in Thousands)	Less than 12 Months FAIR VALUE	Less than 12 Months GROSS UNREALIZED LOSSES	12 Months or Longer FAIR VALUE	12 Months or Longer GROSS UNREALIZED LOSSES	Total FAIR VALUE	Total GROSS UNREALIZED LOSSES
Temporarily Impaired Investment Securities at December 31, 2008:						
U.S. Treasury	$ 11,374	$ (1)			$ 11,374	$ (1)
U.S. Government-sponsored Agency Securities						
State and Municipal	10,274	(124)	$ 3,582	$ (247)	13,856	(371)
Mortgage-backed Securities	13,315	(47)	11,755	(168)	25,070	(215)
Corporate Obligations	7,302	(69)	2,741	(8,909)	10,043	(8,978)
Marketable Equity Securities						
Total Temporarily Impaired Investment Securities	$ 42,265	$ (241)	$ 18,078	$(9,324)	$ 60,343	$ (9,565)

	Less than 12 Months FAIR VALUE	Less than 12 Months GROSS UNREALIZED LOSSES	12 Months or Longer FAIR VALUE	12 Months or Longer GROSS UNREALIZED LOSSES	Total FAIR VALUE	Total GROSS UNREALIZED LOSSES
Temporarily Impaired Investment Securities at December 31, 2007:						
U.S. Government-sponsored Agency Securities			$ 45,572	$ (98)	$ 45,572	$ (98)
State and Municipal	$ 858	$ (7)	60,996	(447)	61,854	(454)
Mortgage-backed Securities	3,489	(30)	86,161	(1,414)	89,650	(1,444)
Corporate Obligations	12,415	(1,294)			12,415	(1,294)
Marketable Equity Securities			900	(612)	900	(612)
Total Temporarily Impaired Investment Securities	$ 16,762	$(1,331)	$193,629	$(2,571)	$210,391	$ (3,902)

The amortized cost and fair value of securities available for sale and held to maturity at December 31, 2008 by contractual maturity, are shown below. Expected maturities will differ from contractual maturities because issuers may have the right to call or prepay obligations with or without call or prepayment penalties.

	AVAILABLE FOR SALE AMORTIZED COST	AVAILABLE FOR SALE FAIR VALUE	HELD TO MATURITY AMORTIZED COST	HELD TO MATURITY FAIR VALUE
Maturity Distribution at December 31, 2008:				
Due in One Year or Less	$ 30,737	$ 30,946	$ 13,131	$ 13,130
Due After One Through Five Years	75,159	76,377	435	441
Due After Five Through Ten Years	34,700	35,318	3,990	3,767
Due After Ten Years	51,103	43,411	4,785	4,831
	$191,699	$186,052	$ 22,341	$ 22,169
Mortgage-backed Securities	265,820	270,077	7	7
Marketable Equity Securities	3,507	3,507		
Totals	$461,026	$459,636	$ 22,348	$ 22,176

(table dollar amounts in thousands, except share data)

NOTE 4

INVESTMENT SECURITIES continued

Securities with a carrying value of approximately $281,925,000, $191,470,000 and 143,652,000 were pledged at December 31, 2008, 2007 and 2006, respectively, to secure certain deposits and securities sold under repurchase agreements, and for other purposes as permitted or required by law.

Proceeds from sales of securities available for sale during 2008, 2007 and 2006 were $60,335,000, $7,219,000 and $575,000, respectively. Gross gains of $653,000, $0 and $0 in 2008, 2007 and 2006, and gross losses of $54,000, $0 and $4,000 in 2008, 2007 and 2006, were realized on those sales.

NOTE 5

LOANS AND ALLOWANCE

	2008	2007
Loans at December 31:		
Commercial and Industrial Loans	$ 904,646	$ 662,701
Agricultural Production		
Financing and Other Loans to Farmers	135,099	114,324
Real Estate Loans:		
Construction	252,487	165,425
Commercial and Farmland	1,202,372	947,234
Residential	956,245	744,627
Individuals' Loans for		
Household and Other Personal Expenditures	201,632	187,880
Tax-exempt Loans	28,070	16,423
Lease Financing Receivables,		
Net of Unearned Income	8,996	8,351
Other Loans	32,405	29,878
	3,721,952	2,876,843
Allowance for Loan Losses	(49,543)	(28,228)
Total Loans	$3,672,409	$2,848,615

Residential Real Estate Loans Held for Sale at December 31, 2008 and 2007 were $4,295,000 and $3,735,000, respectively.

	2008	2007	2006
Allowance for Loan Losses			
Balance, January 1	$ 28,228	$ 26,540	$ 25,188
Provision for Losses	28,238	8,507	6,258
Recoveries on Loans	7,024	1,738	1,604
Loans Charged Off	(22,626)	(8,557)	(6,510)
Allowance Acquired in Acquisition	8,679		
Balance, December 31	$ 49,543	$ 28,228	$ 26,540

Information on nonaccruing, contractually past due 90 days or more other than nonaccruing and restructured loans is summarized below:

	2008	2007
Non-accrual Loans	$ 87,546	$ 29,031
Loans Contractually Past Due 90		
Days or More Other Than Nonaccruing	5,982	3,578
Restructured Loans	130	145
Total Non-performing Loans	$ 93,658	$ 32,754

(table dollar amounts in thousands, except share data)

NOTE 5

LOANS AND ALLOWANCE continued

Impaired loans are measured by the present value of expected future cash flows, or the fair value of the collateral of the loans, if collateral dependent. For the Corporation, all classified loans, including substandard, doubtful and loss credits, are included in the impaired loan total. The fair value for impaired loans is measured based on the value of the collateral securing those loans and is determined using several methods. The fair value of real estate is generally determined based on appraisals by qualified licensed appraisers. The appraisers typically determine the value of the real estate by utilizing an income or market valuation approach. If an appraisal is not available, the fair value may be determined by using a cash flow analysis. Fair value on other collateral such as business assets is typically valued by using the financial information such as financial statements and aging reports provided by the borrower and is discounted as considered appropriate. Information on impaired loans is summarized below:

Information on impaired loans is summarized below:

	2008	2007	2006
As of, and for the Year Ending December 31:			
Impaired Loans with an Allowance	$ 25,397	$ 21,304	$ 17,291
Impaired Loans for which the Discounted Cash Flows or Collateral Value Exceeds the Carrying Value of the Loan	180,729	65,645	43,029
Total Impaired Loans	$206,126	$86,949	$ 60,320
Total Impaired Loans as a Percent of Total Loans	5.53%	3.02%	2.24%
Allowance for Impaired Loans (Included in the Corporation's Allowance for Loan Losses)	$ 9,790	$ 6,034	$ 4,130
Average Balance of Impaired Loans	229,608	103,272	66,139
Interest Income Recognized on Impaired Loans	8,078	6,675	5,143
Cash Basis Interest Included Above	997	1,143	1,364

NOTE 6

PREMISES AND EQUIPMENT

	2008	2007
Cost at December 31:		
Land	$ 14,839	$ 7,993
Buildings and Leasehold Improvements	61,295	47,853
Equipment	49,817	40,455
Total Cost	125,951	96,301
Accumulated Depreciation and Amortization	(66,310)	(51,856)
Net	$ 59,641	$ 44,445

The Corporation is committed under various noncancelable lease contracts for certain subsidiary office facilities and equipment. Total lease expense for 2008, 2007 and 2006 was $2,213,000, $2,477,000 and $2,651,000, respectively. The future minimum rental commitments required under the operating leases in effect at December 31, 2008, expiring at various dates through the year 2016 are as follows for the years ending December 31:

2009	$ 2,010
2010	1,844
2011	1,647
2012	1,104
2013	461
After 2013	677
Total Future Minimum Obligations	$ 7,743

(table dollar amounts in thousands, except share data)

NOTE 7

GOODWILL

The changes in the carrying amount of goodwill at December 31 are noted below. During 2008, the Corporation purchased Lincoln Bancorp and Patishall, as discussed in Note 2, Business Combinations. These purchases resulted in acquired Goodwill of approximately $19,813,000 for Lincoln and $1,415,000 for Patishall. Also, on December 31, 2008, the Corporation sold its interest in the assets of Indiana Title Insurance Company, LLC (ITIC). This sale resulted in a write-off of Goodwill of approximately $1,190,000. No impairment loss was recorded in 2008 and 2007.

	2008	2007
Balance, January 1	$ 123,444	$ 123,168
Goodwill acquired	21,228	276
Write-off from sale of subsidiary assets	(1,190)	
Balance, December 31	$ 143,482	$ 123,444

NOTE 8

CORE DEPOSIT AND OTHER INTANGIBLES

The carrying basis and accumulated amortization of recognized core deposit and other intangibles are noted below. On December 31, 2008, the Corporation purchased Lincoln Bancorp and Patishall, as discussed in Note 2, Business Combinations. This purchase resulted in acquired core deposit intangibles of $12,461,000 for Lincoln and other intangibles for Patishall of $$835,000.

	2008	2007
Gross Carrying Amount	$ 45,422	$ 32,126
Accumulated Amortization	(22,930)	(19,714)
Core Deposit and Other Intangibles	$ 22,492	$ 12,412

Amortization expense for the years ended December 31, 2008, 2007 and 2006, was $3,216,000, $3,159,000 and $3,066,000, respectively. Estimated amortization expense for each of the following five years is:

2009	$ 5,109
2010	4,721
2011	3,548
2012	1,858
2013	1,441
After 2013	5,815
	$22,492

NOTE 9

DEPOSITS

	2008	2007
Deposits at December 31:		
Demand Deposits	$1,136,267	$ 903,380
Savings Deposits	721,387	552,380
Certificates and Other Time Deposits of $100,000 or more	546,081	495,630
Other Certificates and Time Deposits	1,315,076	892,731
Total Deposits	$3,718,811	$2,844,121

Certificates and Other Time Deposits Maturing in Years Ending December 31:	
2009	$1,187,569
2010	373,533
2011	200,841
2012	55,779
2013	28,943
After 2013	14,492
	$1,861,157

(table dollar amounts in thousands, except share data)

NOTE 9

DEPOSITS continued

Time deposits obtained through brokers were $477,283,000 and $239,019,000 at December 31, 2008 and 2007, respectively.

NOTE 10

BORROWINGS

	2008	2007
Borrowings at December 31:		
Federal Funds Purchased		$ 52,350
Securities Sold Under Repurchase Agreements	$122,311	106,497
Federal Home Loan Bank Advances	360,217	294,101
Subordinated Debentures, Revolving Credit Lines and Term Loans	135,826	115,826
Total Borrowings	$618,354	$568,774

Securities sold under repurchase agreements consist of obligations of the Banks to other parties. The obligations are secured by U.S. Treasury and U.S. Government Sponsored Enterprise obligations. The maximum amount of outstanding agreements at any month-end during 2008 and 2007 totaled $122,311,000 and $128,023,000, respectively, and the average of such agreements totaled $99,840,000 and $85,853,000 during 2008 and 2007, respectively.

Maturities of securities sold under repurchase agreements; Federal Home Loan Bank advances; and subordinated debentures, revolving credit lines and term loans as of December 31, 2008, are as follows:

	SECURITIES SOLD UNDER REPURCHASE AGREEMENTS	FEDERAL HOME LOAN BANK ADVANCES	SUBORDINATED DEBENTURES REVOLVING CREDIT LINES AND TERM LOANS
	AMOUNT	AMOUNT	AMOUNT
Maturities in Years Ending December 31:			
2009	$ 88,061	$137,015	$ 20,000
2010	10,000	86,183	
2011		32,163	
2012	14,250	72,097	
2013		7,756	
After 2013	10,000	25,003	115,826
Total	$122,311	$360,217	$135,826

The terms of a security agreement with the FHLB require the Corporation to pledge, as collateral for advances, qualifying first mortgage loans and all otherwise unpledged investment securities in an amount equal to at least 145 percent of these advances. Advances, with interest rates from 0.39 to 6.84 percent, are subject to restrictions or penalties in the event of prepayment. The total available remaining borrowing capacity from the FHLB at December 31, 2008, was $95,214,000.

Subordinated Debentures, Revolving Credit Lines and Term Loans. Three borrowings were outstanding on December 31, 2008, for $135,826,000.

- *First Merchants Capital Trust II.* The subordinated debenture, entered into on July 2, 2007, for $56,702,000 will mature on September 15, 2037. The Corporation may redeem the debenture no earlier than September 15, 2012, subject to the prior approval of the Board of Governors of the Federal Reserve System, as required by law or regulation. Interest is fixed at 6.495 percent for the period from the date of issuance through September 15, 2012, and thereafter, at an annual floating rate equal to the three-month LIBOR plus 1.56 percent, reset quarterly. Interest is payable in March, June, September and December of each year. First Merchants Capital Trust II is a wholly owned subsidiary of the Corporation.

(table dollar amounts in thousands, except share data)

Note 10

BORROWINGS continued

- *CNBC Statutory Trust I.* As part of the March 1, 2003, acquisition of CNBC Bancorp, the Corporation assumed $4,124,000 of a junior subordinated debenture entered into on February 22, 2001. The subordinated debenture of $4,124,000 will mature on February 22, 2031. Interest is fixed at 10.20 percent and payable on February 22 and August 22 of each year. The Corporation may redeem the debenture, in whole or in part, at its option commencing February 22, 2011, at a redemption price of 105.10 percent of the outstanding principal amount and, thereafter, at a premium which declines annually. On or after February 22, 2021, the securities may be redeemed at face value with prior approval of the Board of Governors of the Federal Reserve System. CNBC Statutory Trust I is a wholly owned subsidiary of the Corporation.

- *LaSalle Bank, N.A.* A Loan and Subordinated Debenture Loan Agreement ("LaSalle Agreement") was entered into with LaSalle Bank, N.A. on March 25, 2003 and later amended as of February 15, 2008. The LaSalle Agreement includes three credit facilities:

  - The Term Loan of $5,000,000 matures on February 15, 2015. Interest is calculated at a floating rate equal to the lender's base rate or LIBOR plus 1.00 percent. The Term Loan is secured by 100 percent of the common stock of First Merchants and Lafayette. The Agreement contains several restrictive covenants, including the maintenance of various capital adequacy levels, asset quality and profitability ratios, and certain restrictions on dividends and other indebtedness.

  - The Revolving Loan had a balance of $20,000,000 at December 31, 2008. Interest is payable quarterly based on a floating rate equal to the lender's base rate or LIBOR plus 1.00 percent. Principal and interest are due on or before February 15, 2009. The total principal amount outstanding at any one time may not exceed $25,000,000. The Revolving Loan is secured by 100 percent of the common stock of First Merchants and Lafayette. The Agreement contains several restrictive covenants, including the maintenance of various capital adequacy levels, asset quality and profitability ratios, and certain restrictions on dividends and other indebtedness. At December 31, 2008, the Corporation was in violation of capital and earnings covenants with LaSalle on this Revolving Loan. The covenant requires the Corporation to exceed a minimum return on average assets of 75 basis points over the most recent four quarter period. The Corporation was not provided a loan covenant waiver as LaSalle is currently in the process of renewing the Revolving Loan Agreement. LaSalle required the Corporation to pay down the outstanding balance by $10 million in order to renew the agreement. Accordingly, on February 20, 2009, the Corporation reduced the outstanding balance to $10 million and has the ability to further reduce the outstanding balance to zero. When renewed, the Corporation will have a reduced borrowing capacity on this Revolving Loan of $10 million.

  - The Subordinated Debenture of $50,000,000 matures on February 15, 2015. Interest is calculated at a floating rate equal to the lender's base rate or LIBOR plus 1.25 percent. The Subordinated Debenture is treated as Tier 2 Capital for regulatory capital purposes and is unconditionally guaranteed by the Corporation.

Subordinated Debentures, Revolving Credit Lines and Term Loans. Three borrowings were outstanding on December 31, 2007, for $115,826,000.

- *First Merchants Capital Trust II.* The subordinated debenture, entered into on July 2, 2007, for $56,702,000 will mature on September 15, 2037. The Corporation may redeem the debenture no earlier than September 15, 2012, subject to the prior approval of the Board of Governors of the Federal Reserve System, as required by law or regulation. Interest is fixed at 6.495 percent for the period from the date of issuance through September 15, 2012, and thereafter, at an annual floating rate equal to the three-month LIBOR plus 1.56 percent, reset quarterly. Interest is payable in March, June, September and December of each year. First Merchants Capital Trust II is a wholly owned subsidiary of the Corporation.

- *CNBC Statutory Trust I.* As part of the March 1, 2003, acquisition of CNBC Bancorp, the Corporation assumed $4,124,000 of a junior subordinated debenture entered into on February 22, 2001. The subordinated debenture of $4,124,000 will mature on February 22, 2031. Interest is fixed at 10.20 percent and payable on February 22 and August 22 of each year. The Corporation may redeem the debenture, in whole or in part, at its option commencing February 22, 2011, at a redemption price of 105.10 percent of the outstanding principal amount and, thereafter, at a premium which declines annually. On or after February 22, 2021, the securities may be redeemed at face value with prior approval of the Board of Governors of the Federal Reserve System. CNBC Statutory Trust I is a wholly owned subsidiary of the Corporation.

(table dollar amounts in thousands, except share data)

Note 10

BORROWINGS continued

- *LaSalle Bank, N.A.* A Loan and Subordinated Debenture Loan Agreement ("LaSalle Agreement") was entered into with LaSalle Bank, N.A. on March 25, 2003 and later amended as of September 5, 2007. The LaSalle Agreement includes three credit facilities:
  - The Term Loan of $5,000,000 matures on March 7, 2014. Interest is calculated at a floating rate equal to the lender's base rate or LIBOR plus 1.00 percent. The Term Loan is secured by 100 percent of the common stock of First Merchants. The Agreement contains several restrictive covenants, including the maintenance of various capital adequacy levels, asset quality and profitability ratios, and certain restrictions on dividends and other indebtedness.
  - The Revolving Loan had a balance of $25,000,000 at December 31, 2007. Interest is payable quarterly based on a floating rate equal to the lender's base rate or LIBOR plus 1.00 percent. Principal and interest are due on or before March 5, 2008. The total principal amount outstanding at any one time may not exceed $25,000,000. The Revolving Loan is secured by 100 percent of the common stock of First Merchants. The Agreement contains several restrictive covenants, including the maintenance of various capital adequacy levels, asset quality and profitability ratios, and certain restrictions on dividends and other indebtedness.
  - The Subordinated Debenture of $25,000,000 matures on March 7, 2014. Interest is calculated at a floating rate equal to the lender's base rate or LIBOR plus 1.25 percent. The Subordinated Debenture is treated as Tier 2 Capital for regulatory capital purposes and is unconditionally guaranteed by the Corporation.

NOTE 11

LOAN SERVICING

Mortgage loans serviced for others are not included in the accompanying consolidated balance sheets. The loans are serviced primarily for the Federal Home Loan Mortgage Corporation, and the unpaid balances totaled $231,548,000 $115,618,000 and $98,538,000 at December 31, 2008, 2007 and 2006, respectively, the amount of capitalized servicing assets is considered immaterial.

NOTE 12

INCOME TAX

	2008	2007	2006
Income Tax Expense for the Year Ended December 31:			
Currently Payable:			
Federal	$ 16,533	$ 13,343	$ 13,192
State	216	162	1,415
Deferred:			
Federal	(8,450)	(1,664)	(1,785)
State	(216)	(498)	(627)
Total Income Tax Expense	$ 8,083	$ 11,343	$ 12,195
Reconciliation of Federal Statutory to Actual Tax Expense:			
Federal Statutory Income Tax at 35%	$ 10,052	$ 15,043	$ 14,837
Tax-exempt Interest	(2,226)	(2,259)	(2,215)
Effect of State Income Taxes		(220)	475
Earnings on Life Insurance	300	(1,064)	(594)
Tax Credits	(177)	(348)	(391)
Other	134	191	83
Actual Tax Expense	$ 8,083	$ 11,343	$ 12,195

Tax expense (benefit) applicable to security gains and losses, including unrealized losses relating to other than temporary impairment charges, for the years ended December 31, 2008, 2007 and 2006, was $(833,000), $0 and $(2,000), respectively.

(table dollar amounts in thousands, except share data)

NOTE 12

INCOME TAX continued

A cumulative net deferred tax asset is included in other assets in the consolidated balance sheets. The components of the net asset are as follows:

	2008	2007
Deferred Tax Asset at December 31:		
Assets:		
Differences in Accounting for Loan Losses	$20,946	$11,086
Differences in Accounting for Loan Fees	386	
Deferred Compensation	6,564	3,841
Difference in Accounting for Pensions and Other Employee Benefits	4,207	3,071
Federal Income Tax Loss Carryforward and Credits	3,706	
State Income Tax		156
Net Unrealized Loss on Securities Available for Sale	2,688	
Other	814	322
Total Assets	39,311	18,476
Liabilities:		
Differences in Depreciation Methods	4,053	3,508
Differences in Accounting for Loans and Securities	2,822	3,889
Differences in Accounting for Loan Fees		399
State Income Tax	332	
Net Unrealized Gain on Securities Available for Sale		220
Other	3,711	2,344
Total Liabilities	10,918	10,360
Net Deferred Tax Asset	$28,393	$ 8,116

NOTE 13

COMMITMENTS AND CONTINGENT LIABILITIES

In the normal course of business there are outstanding commitments and contingent liabilities, such as commitments to extend credit and standby letters of credit, which are not included in the accompanying financial statements. The Corporation's exposure to credit loss in the event of nonperformance by the other party to the financial instruments for commitments to extend credit and standby letters of credit is represented by the contractual or notional amount of those instruments. The Banks use the same credit policies in making such commitments as they do for instruments that are included in the consolidated balance sheets.

Financial instruments whose contract amount represents credit risk as of December 31, were as follows:

	2008	2007
Commitments to Extend Credit	$794,240	$747,070
Standby Letters of Credit	31,194	25,431

Commitments to extend credit are agreements to lend to a customer, as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The Banks evaluate each customer's creditworthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary by the Banks upon extension of credit, is based on management's credit evaluation. Collateral held varies, but may include accounts receivable, inventory, property and equipment, and income-producing commercial properties.

Standby letters of credit are conditional commitments issued by the Banks to guarantee the performance of a customer to a third party.

The Corporation and subsidiaries are also subject to claims and lawsuits, which arise primarily in the ordinary course of business. It is the opinion of management that the disposition or ultimate resolution of such claims and lawsuits will not have a material adverse effect on the consolidated financial position of the Corporation.

(table dollar amounts in thousands, except share data)

NOTE 14

STOCKHOLDERS' EQUITY

National banking laws restrict the maximum amount of dividends that a bank may pay in any calendar year. National banks are limited to the bank's retained net income (as defined) for the current year plus those for the previous two years. The amount at December 31, 2008, available for 2009 dividends from First Merchants, Central Indiana, Lafayette, Commerce National, Lincoln, FMTC and FMIS to the Corporation totaled $20,235,000, $1,115,000, $0, $10,678,000, $0, $294,000 and $10,534,000, respectively.

Total stockholders' equity for all subsidiaries at December 31, 2008, was $527,166,000 of which $484,698,000 was restricted from dividend distribution to the Corporation.

The Corporation has a Dividend Reinvestment and Stock Purchase Plan, enabling stockholders to elect to have their cash dividends on all shares held automatically reinvested in additional shares of the Corporation's common stock. In addition, stockholders may elect to make optional cash payments up to an aggregate of $2,500 per quarter for the purchase of additional shares of common stock. The stock is credited to participant accounts at fair market value. Dividends are reinvested on a quarterly basis.

NOTE 15

REGULATORY CAPITAL

The Corporation and Banks are subject to various regulatory capital requirements administered by the federal banking agencies and are assigned to a capital category. The assigned capital category is largely determined by three ratios that are calculated according to the regulations: total risk adjusted capital, Tier 1 capital, and Tier 1 leverage ratios. The ratios are intended to measure capital relative to assets and credit risk associated with those assets and off-balance sheet exposures of the entity. The capital category assigned to an entity can also be affected by qualitative judgments made by regulatory agencies about the risk inherent in the entity's activities that are not part of the calculated ratios.

There are five capital categories defined in the regulations, ranging from well capitalized to critically undercapitalized. Classification of a bank in any of the undercapitalized categories can result in actions by regulators that could have a material effect on a bank's operations.

At December 31, 2008, the management of the Corporation believes that it meets all capital adequacy requirements to which it is subject. The most recent notifications from the regulatory agencies categorized four of the Corporation's Banks as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized, the Banks must maintain a minimum total capital to risk-weighted assets, Tier I capital to risk-weighted assets and Tier I capital to average assets of 10 percent, 6 percent and 5 percent, respectively.

As of December 31, 2008, four of the five bank subsidiaries of the Corporation were "well capitalized" based on the "prompt corrective action" ratios and deadlines described above. Lincoln was not considered well capitalized at December 31, 2008. However, on February 20, 2009, the Corporation added $30 million in capital to Lincoln, which returned them to well capitalized status. It should be noted that a bank's capital category is determined solely for the purpose of applying the OCC's "prompt corrective action" regulations and that the capital category may not constitute an accurate representation of the bank's overall financial condition or prospects.

(table dollar amounts in thousands, except share data)

NOTE 15

REGULATORY CAPITAL continued

Actual and required capital amounts and ratios are listed below.

	2008				2007			
	ACTUAL		REQUIRED FOR ADEQUATE CAPITAL[1]		ACTUAL		REQUIRED FOR ADEQUATE CAPITAL[1]	
	AMOUNT	RATIO	AMOUNT	RATIO	AMOUNT	RATIO	AMOUNT	RATIO
December 31								
Total Capital[1] (to Risk-weighted Assets)								
Consolidated	$385,452	10.24%	$313,423	8.00%	$312,080	10.55%	$236,636	8.00%
First Merchants	181,281	10.52	137,842	8.00	169,678	11.07	122,567	8.00
Central Indiana	28,830	11.42	20,205	8.00	29,268	11.72	19,984	8.00
Lincoln	56,010	7.86	57,012	8.00				
Lafayette	84,568	12.94	55,306	8.00	79,692	11.46	55,646	8.00
Commerce National	57,367	10.58	43,385	8.00	52,353	10.76	38,922	8.00
Tier I Capital[1] (to Risk-weighted Assets)								
Consolidated	$286,473	7.71%	$156,711	4.00%	$258,918	8.75%	$118,318	4.00%
First Merchants	159,767	9.27	68,921	4.00	154,624	10.09	61,284	4.00
Central Indiana	26,089	10.33	10,102	4.00	26,669	10.68	9,992	4.00
Lincoln	47,975	6.64	28,506	4.00				
Lafayette	75,920	11.69	27,653	4.00	73,437	10.56	27,823	4.00
Commerce National	51,884	9.57	21,692	4.00	48,099	9.89	19,461	4.00
Tier I Capital[1] (to Average Assets)								
Consolidated	$286,473	8.16%	$148,164	4.00%	$258,918	7.19%	$144,000	4.00%
First Merchants	159,767	8.05	79,366	4.00	154,624	8.10	76,293	4.00
Central Indiana	26,089	8.41	12,401	4.00	26,669	8.91	11,966	4.00
Lincoln	47,975	5.90	32,071	4.00				
Lafayette	75,920	9.28	34,834	4.00	73,437	8.01	36,669	4.00
Commerce National	51,884	8.51	24,379	4.00	48,099	9.11	21,119	4.00

NOTE 16

SHARE-BASED COMPENSATION

Stock options and restricted stock awards ("RSAs"), which are non-vested shares, have been issued to directors, officers and other management employees under the Corporation's 1994 Stock Option Plan and The 1999 Long-term Equity Incentive Plan. The stock options, which have a ten-year life, become 100 percent vested ranging from three months to two years and are fully exercisable when vested. Option exercise prices equal the Corporation's common stock closing price on NASDAQ on the date of grant. RSAs provide for the issuance of shares of the Corporation's common stock at no cost to the holder and generally vest after three years. The RSAs only vest if the employee is actively employed by the Corporation on the vesting date and, therefore, any unvested shares are forfeited. Deferred stock units ("DSUs") have been credited to non-employee directors who have elected to defer payment of compensation under the Corporation's 2008 Equity Compensation plan for Non-employee Directors. DSUs credited are equal to the restricted shares that the non-employee directors would have received under the plan. As of December 31, 2008, there were 1,620 DSUs credited to the non-employee directors.

The Corporation's 2004 Employee Stock Purchase Plan ("ESPP") provides eligible employees of the Corporation and its subsidiaries an opportunity to purchase shares of common stock of the Corporation through annual offerings financed by payroll deductions. The price of the stock to be paid by the employees may not be less than 85 percent of the lesser of the fair market value of the Corporation's common stock at the beginning or at the end of the offering period. Common stock purchases are made annually and are paid through advance payroll deductions of up to 20 percent of eligible compensation.

SFAS No. 123(R) requires the Corporation to record compensation expense related to unvested share-based awards by recognizing the unamortized grant date fair value of these awards over the remaining service periods of those awards, with no change in historical reported fair values and earnings. Awards are valued at fair value in accordance with provisions of SFAS No. 123(R) and are recognized on a straight-line basis over the service periods of each award. To complete the exercise of vested stock options, RSA's and ESPP options, the Corporation generally issues new shares from its authorized but unissued share pool. Share-based compensation for the years ended December 31, 2008, 2007 and 2006 totaled $1,898,000, $1,468,000 and $833,000, respectively, and has been recognized as a component of salaries and benefits expense in the accompanying Consolidated Condensed Statements of Income.

---

[1] **As defined by regulatory agencies**

(table dollar amounts in thousands, except share data)

NOTE 16

SHARE-BASED COMPENSATION continued

The estimated fair value of the stock options granted during 2008, 2007, and 2006 was calculated using a Black Scholes options pricing model. The following summarizes the assumptions used in the Black Scholes model:

	2008	2007	2006
Risk-free Interest Rate	2.69%	4.67%	4.59%
Expected Price Volatility	32.13%	29.76%	29.84%
Dividend Yield	3.68%	3.64%	3.54%
Forfeiture Rate	5.00%	5.00%	4.00%
Weighted-average Expected Life, Until Exercise	6.53 years	5.99 years	5.75 years

The Black Scholes model incorporates assumptions to value share-based awards. The risk-free rate of interest, for periods equal to the expected life of the option, is based on a zero-coupon U.S. government instrument over a similar contractual term of the equity instrument. Expected price volatility is based on historical volatility of the Corporation's common stock. In addition, the Corporation generally uses historical information to determine the dividend yield and weighted-average expected life of the options, until exercise. Separate groups of employees that have similar historical exercise behavior with regard to option exercise timing and forfeiture rates are considered separately for valuation and attribution purposes.

Share-based compensation expense recognized in the Consolidated Condensed Statements of Income is based on awards ultimately expected to vest and is reduced for estimated forfeitures. SFAS No. 123(R) requires forfeitures to be estimated at the time of grant and revised, if necessary, in subsequent periods, if actual forfeitures differ from those estimates. Pre-vesting forfeitures were estimated to be approximately 5 percent for the year ended December 31, 2008, based on historical experience.

The following table summarizes the components of the Corporation's share-based compensation awards recorded as expense.

Components of the share-based compensation:

	Year Ended December 31, 2008	Year Ended December 31, 2007	Year Ended December 31, 2006
Stock and ESPP Options:			
Pre-tax Compensation Expense	$ 650	$ 602	$ 449
Income Tax Benefit	(49)	(41)	(42)
Stock and ESPP Options Expense, Net of Income	$ 601	$ 561	$ 407
Restricted Stock Awards:			
Pre-tax Compensation Expense	$ 1,248	$ 866	$ 384
Income Tax Benefit	(437)	(303)	(135)
Restricted Stock Awards Expense, Net of Tax	$ 811	$ 563	$ 249
Total Share-based Compensation:			
Pre-tax Compensation Expense	$ 1,898	$ 1,468	$ 833
Income Tax Benefit	(486)	(344)	(177)
Total Share-based Compensation Expense, Net of Tax	$ 1,412	$ 1,124	$ 656

As of December 31, 2008, unrecognized compensation expense related to stock options, RSAs and ESPP options totaling $259,000, $1,681,000 and $119,000, respectively, is expected to be recognized over weighted-average periods of .67, 1.31 and .5 years, respectively.

(table dollar amounts in thousands, except share data)

NOTE 16

SHARE-BASED COMPENSATION continued

Stock option activity under the Corporation's stock option plans as of December 31, 2008 and changes during the year ended December 31, 2008 were as follows:

	Number of Shares	Weighted-Average Exercise Price	Weighted-Average Remaining Contractual Term (in Years)	Aggregate Intrinsic Value
Outstanding at January 1, 2008	1,054,430	$ 24.30		
Granted	82,713	26.76		
Exercised	(124,896)	22.70		
Cancelled	(60,925)	24.77		
Outstanding at December 31, 2008	951,322	$ 24.70	5.30	$533,634
Vested and Expected to Vest at December 31, 2008.	951,322	$ 24.70	5.30	$533,634
Exercisable at December 31, 2008	809,159	$ 24.36	4.70	$496,772

The weighted-average grant date fair value was $6.08, $5.85 and $6.22 for stock options granted during the year ended December 31, 2008, 2007 and 2006, respectively.

The aggregate intrinsic value in the table above represents the total pre-tax intrinsic value (the difference between the Corporation's closing stock price on the last trading day of 2008 and the exercise price, multiplied by the number of in-the-money options) that would have been received by the option holders had all option holders exercised their stock options on the last trading day of 2008. The amount of aggregate intrinsic value will change based on the fair market value of the Corporation's common stock.

The aggregate intrinsic value of stock options exercised during the years ended December 31, 2008, 2007 and 2006 were $615,000, $250,185 and $665,000, respectively. Exercise of options during these same periods resulted in cash receipts of $1,633,000, $496,000 and $1,228,000, respectively. The Corporation recognized a tax benefit of approximately $156,000 for the year ended December 31, 2008, related to the exercise of employee stock options and has been recorded as an increase to additional paid-in capital.

The following table summarizes information on unvested restricted stock awards outstanding as of December 31, 2008:

	Number of Shares	Grant-Date Fair Value
Unvested RSAs at January 1, 2008	98,027	$ 27.12
Granted	69,899	26.94
Forfeited	(2,719)	24.54
Vested	(2,713)	24.82
Unvested RSAs at December 31, 2008	162,494	$ 26.20

The grant date fair value of ESPP options was estimated at the beginning of the July 1, 2008 offering period and approximates $240,000. The ESPP options vest during the twelve-month period ending June 30, 2009. At December 31, 2008, total unrecognized compensation expense related to unvested ESPP options was $120,000, which is expected to be recognized over a six-month period ending June 30, 2009.

NOTE 17

PENSION AND OTHER POST RETIREMENT BENEFIT PLANS

The Corporation's defined-benefit pension plans cover substantially all of the Corporation's employees. On December 31, 2006 the Corporation adopted the recognition provision of SFAS No. 158 *Employers' Accounting for Defined Benefit, Pension and other Post-Retirement Plans*. The benefits are based primarily on years of service and employees' pay near retirement. Contributions are intended to provide not only for benefits attributed to service-to-date, but also for those expected to be earned in the future. The Corporation also maintains post-retirement benefit plans that provide health insurance benefits to retirees. The plans allow retirees to be carried under the Corporation's health insurance plan, generally from ages 55 to 65. The retirees pay most of the premiums due for their coverage, with amounts paid by retirees ranging from 70 to 100 percent of the premiums payable.

In January 2005, the Board of Directors of the Corporation approved the curtailment of the accumulation of defined benefits for future services provided by certain participants in the First Merchants Corporation

(table dollar amounts in thousands, except share data)

NOTE 17

PENSION AND OTHER POST RETIREMENT BENEFIT PLANS continued

Retirement Pension Plan (the "Plan"). Employees of the Corporation and certain of its subsidiaries who are participants in the Plan were notified that, on and after March 1, 2005, no additional pension benefits will be earned by employees who have not both attained the age of fifty-five (55) and accrued at least ten (10) years of "Vesting Service". As a result of this action, the Corporation incurred a $1,630,000 pension curtailment loss to record previously unrecognized prior service costs in accordance with SFAS No. 88, "Employers' Accounting for Settlements and Curtailments of Defined Benefit Plans and for Termination Benefits." This loss was recognized and recorded by the Corporation in 2005.

The table below sets forth the plans' funded status and amounts recognized in the consolidated balance sheet at December 31, using measurement dates of December 31, 2008 and September 30, 2007.

	December 31 2008	2007
Change in benefit obligation		
Benefit obligation at beginning of year	$ 57,500	$ 58,078
Service cost	1,852	671
Interest cost	2,032	3,146
Actuarial (gain)/loss	493	(1,640)
Adjustment due to measurement date change	546	
Benefits paid	(3,548)	(2,755)
Benefit obligation at end of year	58,875	57,500
Change in plan assets		
Fair value of plan assets at beginning of year	46,252	41,591
Actual return on plan assets	(13,768)	6,563
Expected return on plan assets	2,134	
Employer Contributions	15,911	853
Adjustment due to measurement date change	533	
Benefits Paid	(3,548)	(2,755)
End of Year	47,514	46,252
Unfunded Status at End of Year	$ 11,361	$ 11,248
Assets and Liabilities Recognized in the Balance Sheets:		
Deferred Tax Assets	$ 9,107	$ 2,804
Liabilities	$ 11,361	$ 11,248
Amounts Recognized in Accumulated Other Comprehensive Income Not Yet Recognized as Components of Net Periodic Benefit Cost Consist of:		
Accumulated loss	$ 13,559	$ 4,089
Prior Service Credit	101	118
	$ 13,660	$ 4,207

The accumulated benefit obligation for all defined benefit plans was $58,437,000 and $56,739,000 at December 31, 2008 and 2007, respectively.

Information for pension plans with an accumulated benefit obligation in excess of plan assets:

	December 31 2008	2007
Projected Benefit Obligation	$ 58,875	$ 57,500
Accumulated Benefit Obligation	$ 58,437	$ 51,770
Fair Value of Plan Assets	$ 47,514	$ 46,252

The following table shows the components of net periodic pension costs. The 2008 column includes gross for the 15-month period due to the measurement date change:

	December 31 2008	2007
Service Cost	$ 537	$ 671
Interest Cost	3,084	3,146
Expected Return on Plan Assets	(3,506)	(3,164)
Amortization of Prior Service Costs	25	25
Amortization of Net Loss	167	527
Net Periodic Pension Cost	$ 307	$ 1,205

(table dollar amounts in thousands, except share data)

NOTE 17

PENSION AND OTHER POST RETIREMENT BENEFIT PLANS continued

Other changes in plan assets and benefit obligations recognized in other comprehensive income:

	December 31 2008	2007
Net Periodic Pension Cost	$ 307	$ 1,205
Net gain (loss)	(10,056)	2,725
Prior service cost arising during period		30
Amortization of prior service (cost) credit	(15)	(15)
Total Recognized in Other Comprehensive Income	(10,071)	2,740
Total Recognized in NPPC and OCI	$ (9,764)	$ 3,945

The estimated net loss and transition obligation for the defined benefit pension plans that will be amortized from accumulated other comprehensive income into net periodic pension cost over the next fiscal year are:

	December 31 2008	2007
Amortization of Net Loss	$ 1,203	$ 152
Amortization of Prior Service Cost	25	16
Total	$ 1,228	$ 168

Significant assumptions include:

	December 31 2008	2007
Weighted-average Assumptions Used to Determine Benefit Obligation:		
Discount Rate	5.50%	5.50%
Rate of Compensation Increase	3.50%	3.50%
Weighted-average Assumptions Used to Determine Benefit Cost:		
Discount Rate	5.50%	5.50%
Expected Return on Plan Assets	7.75%	7.75%
Rate of Compensation Increase	3.50%	3.52%

At December 31, 2008 and September 30, 2007, the Corporation based its estimate of the expected long-term rate of return on analysis of the historical returns of the plans and current market information available. The plans' investment strategies are to provide for preservation of capital with an emphasis on long-term growth without undue exposure to risk. The assets of the plans' are invested in accordance with the plans' Investment Policy Statement, subject to strict compliance with ERISA and any other applicable statutes.

The plans' risk management practices include quarterly evaluations of investment managers, including reviews of compliance with investment manager guidelines and restrictions; ability to exceed performance objectives; adherence to the investment philosophy and style; and ability to exceed the performance of other investment managers. The evaluations are reviewed by management with appropriate follow-up and actions taken, as deemed necessary. The Investment Policy Statement generally allows investments in cash and cash equivalents, real estate, fixed income debt securities and equity securities, and specifically prohibits investments in derivatives, options, futures, private placements, short selling, non-marketable securities and purchases of non-investment grade bonds.

At December 31, 2008, the maturities of the plans' debt securities ranged from 96 days to 9.7 years, with a weighted average maturity of 3.4 years. At December 31, 2007, the maturities of the plans' debt securities ranged from 18 days to 8.7 years, with a weighted average maturity of 3.2 years.

The following benefit payments, which reflect expected future service, as appropriate, are expected to be paid as of December 31, 2008. The minimum contribution required in 2009 will likely be zero but the Corporation may decide to make a discretionary contribution during the year.

2009	$ 3,078
2010	3,231
2011	3,463
2012	3,663
2013	3,798
2014 and After	19,898

(table dollar amounts in thousands, except share data)

NOTE 17

PENSION AND OTHER POST RETIREMENT BENEFIT PLANS continued

Plan assets are re-balanced quarterly. At December 31, 2008 and 2007, plan assets by category are as follows:

	December 31 2008	December 31 2007
Equity Securities	30%	65%
Debt Securities	31%	32%
Other	39%	3%
	100%	100%

The First Merchants Corporation Retirement and Income Savings Plan (the "Savings Plan"), a Section 401(k) qualified defined contribution plan, was amended on March 1, 2005 to provide enhanced retirement benefits, including employer and matching contributions, for eligible employees of the Corporation and its subsidiaries. The Corporation matches employees' contributions primarily at the rate of 50 percent for the first 6 percent of base salary contributed by participants. Beginning in 2005, employees who have completed 1,000 hours of service and are an active employee on the last day of the year receive an additional retirement contribution after year-end. The amount of a participant's retirement contribution varies from 2 to 7 percent of salary based upon years of service. Full vesting occurs after 5 years of service. The Corporation's expense for the Savings Plan was $2,615,000 for 2008, $2,454,000 for 2007 and $2,026,000 for 2006.

The Corporation maintains post-retirement benefit plans that provide health insurance benefits to retirees. The plans allow retirees to be carried under the Corporation's health insurance plan, generally from ages 55 to 65. The retirees pay most of the premiums due for their coverage, with amounts paid by retirees ranging from 70 to 100 percent of the premiums payable. The accrued benefits payable under the plans totaled $4,792,000 and $1,317,000 at December 31, 2008 and 2007, respectively. Post-retirement plan expense totaled $225,000, $171,000 and $127,000 for the years ending December 31, 2008, 2007 and 2006, respectively.

NOTE 18

NET INCOME PER SHARE

Year Ended December 31,	2008			2007			2006		
	INCOME	WEIGHTED-AVERAGE SHARES	PER SHARE AMOUNT	INCOME	WEIGHTED-AVERAGE SHARES	PER SHARE AMOUNT	INCOME	WEIGHTED-AVERAGE SHARES	PER SHARE AMOUNT
Basic Net Income Per Share:									
Net Income Available to Common Stockholders	$20,638	18,066,404	$1.14	$31,639	18,249,919	$1.73	$30,198	18,383,074	$1.64
Effect of Dilutive Stock Options		95,477			64,045			83,679	
Diluted Net Income Per Share:									
Net Income Available to Common Stockholders and Assumed Conversions	$20,638	18,161,881	$1.14	$31,639	18,313,964	$1.73	$30,198	18,466,753	$1.64

Options to purchase 797,595, 831,795 and 590,736 shares of common stock with weighted average exercise prices of $24.70, $25.67 and $26.21 at December 31, 2008, 2007 and 2006, respectively, were excluded from the computation of diluted net income per share because the options exercise price was greater than the average market price of the common stock.

NOTE 19

FAIR VALUES OF FINANCIAL INSTRUMENTS

Effective January 1, 2008, the Corporation adopted Statement of Financial Accounting Standards No. 157, Fair Value Measurements ("FAS 157"). FAS 157 defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. FAS 157 has been applied prospectively as of the beginning of the year.

FAS 157 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. FAS 157 also establishes a fair value hierarchy which requires an entity to maximize the use of observable inputs and

(table dollar amounts in thousands, except share data)

NOTE 19

FAIR VALUES OF FINANCIAL INSTRUMENTS continued

minimize the use of unobservable inputs when measuring fair value. The standard describes three levels of inputs that may be used to measure fair value:

Level 1 Quoted prices in active markets for identical assets or liabilities

Level 2 Observable inputs other than Level 1 prices, such as quoted prices for similar assets or liabilities; quoted prices in active markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities

Level 3 Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities

Following is a description of the valuation methodologies used for instruments measured at fair value on a recurring basis and recognized in the accompanying balance sheet, as well as the general classification of such instruments pursuant to the valuation hierarchy.

Available-For-Sale Securities: Where quoted market prices are available in an active market, securities are classified within Level 1 of the valuation hierarchy. There are no securities classified within Level 1 of the hierarchy. If quoted market prices are not available, then fair values are estimated by using pricing models, quoted prices of securities with similar characteristics or discounted cash flows. Level 2 securities include treasury securities, agencies, mortgage backs, state and municipal, corporate obligations, and marketable equity securities. In certain cases where Level 1 or Level 2 inputs are not available, securities are classified within Level 3 of the hierarchy and include mortgage-backed securities and corporate obligations.

Interest Rate Swap Agreements: The fair value is estimated by a third party using inputs that are primarily unobservable and cannot be corroborated by observable market data and, therefore, are classified within Level 3 of the valuation hierarchy.

The following table presents the fair value measurements of assets and liabilities recognized in the accompanying balance sheet measured at fair value on a recurring basis and the level within the FAS 157 fair value hierarchy in which the fair value measurements fall at December 31, 2008.

		Fair Value Measurements Using		
	Fair Value	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Available for sale securities........	$ 459,636		$ 451,707	$ 7,929
Hedged loans.........................	57,970			57,970
Interest rate swap agreements........	(4,224)			(4,224)

The following is a reconciliation of the beginning and ending balances of recurring fair value measurements recognized in the accompanying balance sheet using significant unobservable Level 3 inputs for year ended December 31, 2008.

	Year Ended December 31, 2008		
	Available for Sale Securities	Hedged Loans	Interest Rate Swaps
Beginning balance........................	$ 12,023		
Total realized and unrealized gains and losses			
Included in net income..................	(2,682)	$ 4,094	$ (4,224)
Included in other comprehensive income..	(7,002)		
Purchases, issuances, and settlements.....		54,657	
Transfers in/(out) of Level 3............	5,710		
Principal payments.......................	(120)	(781)	
Ending balance	$ 7,929	$ 57,970	$ (4,224)

(table dollar amounts in thousands, except share data)

NOTE 19

FAIR VALUES OF FINANCIAL INSTRUMENTS continued

At January 1, 2008, Level 2 securities include pooled trust preferred securities. The fair value of these securities was priced using third-party servicer quotations. At December 31, 2008, trading of these types of securities was only conducted on a distress sale or forced liquidation basis. Given that a quoted market price was not readily available, the fair value on the trust preferred securities is now calculated using discounted cash flow projections. The Corporation has included the pooled trust preferred securities in Level 3 at December 31, 2008.

Following is a description of valuation methodologies used for instruments measured at fair value on a non-recurring basis and recognized in the accompanying balance sheet, as well as the general classification of such instruments pursuant to the valuation hierarchy.

		Fair Value Measurements Using		
	Fair Value	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Impaired Loans................................	$ 21,847			$21,847
Assets acquired on December 31, 2008:				
Loans....................................	626,058			626,058
Deposits.................................	655,370			655,370
Securities sold under repurchase agreements	15,300			15,300
FHLB Advances............................	121,367			121,367

IMPAIRED LOANS are reported when scheduled payments under contractual terms are deemed uncollectible. Impaired loans are carried at the present value of estimated future cash flows using the loan's existing rate, or the fair value of collateral if the loan is collateral dependent. A portion of the allowance for loan losses is allocated to impaired loans if the value of such loans is deemed to be less than the unpaid balance. If these allocations cause the allowance for loan losses to increase, such increase is reported as a component of the provision for loan losses. Loan losses are charged against the allowance when management believes the uncollectability of the loan is confirmed. The valuation of impaired loans would be considered Level 3, consisting of appraisals of underlying collateral and discounted cash flow analysis.

LOANS acquired at December 31, 2008, with the Lincoln acquisition are estimated using discounted cash flows at the current rates at which similar loans would be made to borrowers with similar credit ratings and for the same remaining maturities. Loans with similar characteristics were aggregated for purposes of the calculations. The carrying amount of accrued interest approximates fair value.

CORE DEPOSIT INTANGIBLES are estimated using a third party valuation.

DEPOSITS include demand deposits, NOW accounts, savings accounts and certain money market accounts. The carrying amount approximates fair value. The fair value of fixed-maturity time deposits is estimated using a discounted cash flow calculation that applied the rates currently offered for deposits of similar remaining maturities.

SECURITIES SOLD UNDER REPURCHASE AGREEMENTS AND FHLB ADVANCES are reported using quoted market prices or a discounted cash flow method to estimate the fair value of these instruments. Discounting was based on the contractual cash flows and the current rate at which debt with similar terms could be issued.

(table dollar amounts in thousands, except share data)

NOTE 19

FAIR VALUES OF FINANCIAL INSTRUMENTS continued

The estimated fair values of the Corporation's financial instruments are as follows:

	2008		2007	
	CARRYING AMOUNT	FAIR VALUE	CARRYING AMOUNT	FAIR VALUE
Assets at December 31:				
Cash and Due from Banks	$ 150,486	$ 150,486	$ 134,683	$ 134,683
Interest-bearing Time Deposits	38,823	38,823	24,931	24,931
Investment Securities Available for Sale	459,636	459,636	440,836	440,836
Investment Securities Held to Maturity	22,348	22,176	10,331	10,270
Mortgage Loans Held for Sale	4,295	4,295	3,735	3,735
Loans	3,672,409	3,660,499	2,848,615	2,846,625
FRB and FHLB Stock	34,319	34,319	25,250	25,250
Interest Receivable	23,976	23,976	23,402	23,402
Interest Rate Floors			2,001	2,001
Liabilities at December 31:				
Deposits	$3,718,811	$3,617,980	$2,844,121	$2,731,895
Borrowings:				
Federal Funds Purchased			52,350	52,350
Securities Sold Under Repurchase Agreements	122,311	122,311	106,497	106,497
FHLB Advances	360,217	370,418	294,101	298,574
Subordinated Debentures, Revolving Credit Lines and Term Loans	135,826	144,891	115,826	121,177
Interest Payable	8,844	8,844	8,325	8,325

Cash and Due from Banks: The fair value of cash and cash equivalents approximates carrying value.

Interest-Bearing Time Deposits: The fair value of interest-bearing time deposits approximates carrying value.

Investment Securities: See Fair Value of Financial Instruments above.

Mortgage Loans Held for Sale: The fair value of mortgage loans held for sale approximates carrying value.

Loans: For both short-term loans and variable-rate loans that reprice frequently and with no significant change in credit risk, fair values are based on carrying values. The fair value for other loans is estimated using discounted cash flow analysis, using interest rates currently being offered for loans with similar terms to borrowers of similar credit quality. See Impaired Loans above.

Loan commitments and letters-of-credit generally have short-term, variable-rate features and contain clauses which limit the Banks' exposure to changes in customer credit quality. Accordingly, their carrying values, which are immaterial at the respective balance sheet dates, are reasonable estimates of fair value.

Federal Reserve and Federal Home Loan Bank Stock: The fair value of FRB and FHLB stock is based on the price at which it may be resold to the FRB and FHLB.

Interest Receivable and Interest Payable: The fair values of interest receivable/payable approximates carrying value.

Derivative Instruments: The fair value of the derivatives reflects the estimated amounts that we would receive to terminate these contracts at the reporting date based upon pricing or valuation models applied to current market information. Interest rate floors are valued using the market standard methodology of discounting the future expected cash receipts that would occur if variable interest rates fell below the strike rate of the floors. The projected cash receipts on the floors are based on an expectation of future interest rates derived from observed market interest rate curves and volatilities.

Deposits: The fair values of noninterest-bearing demand accounts, interest-bearing demand accounts and savings deposits are equal to the amount payable on demand at the balance sheet date. The carrying amounts for variable rate, fixed-term certificates of deposit approximate their fair values at the balance sheet date. Fair values for fixed-rate certificates of deposit and other time deposits are estimated using a discounted cash flow calculation that applies interest rates currently being offered on certificates to a schedule of aggregated expected monthly maturities on such time deposits.

Borrowings: The fair value of borrowings is estimated using a discounted cash flow calculation, based on current rates for similar debt, except for short-term and adjustable rate borrowing arrangements. At December 31, the fair value for these instruments approximates carrying value.

(table dollar amounts in thousands, except share data)

NOTE 20

CONDENSED FINANCIAL INFORMATION (parent company only)

Presented below is condensed financial information as to financial position, results of operations, and cash flows of the Corporation:

CONDENSED BALANCE SHEETS

	December 31, 2008	2007
Assets		
Cash	$ 19,365	$ 8,192
Investment in Subsidiaries	527,166	445,104
Goodwill	448	448
Other Assets	14,992	12,282
Total Assets	$561,971	$466,026
Liabilities		
Borrowings	$135,826	$115,826
Other Liabilities	30,242	10,264
Total Liabilities	166,068	126,090
Stockholders' Equity	395,903	339,936
Total Liabilities and Stockholders' Equity	$561,971	$466,026

CONDENSED STATEMENTS OF INCOME

	December 31, 2008	2007	2006
Income			
Dividends from Subsidiaries	$ 24,528	$ 20,979	$ 33,919
Administrative Services Fees from Subsidiaries	18,252	17,670	15,104
Other Income	3,316	102	240
Total Income	46,096	38,750	49,263
Expenses			
Amortization of Fair Value Adjustments		11	11
Interest Expense	6,870	7,750	8,124
Salaries and Employee Benefits	18,325	16,111	13,934
Net Occupancy Expenses	1,286	1,198	1,232
Equipment Expenses	3,895	3,772	4,210
Telephone Expenses	910	915	1,108
Postage and Courier Expenses	1,807	1,797	1,658
Other Expenses	3,656	5,898	2,548
Total Expenses	36,749	37,452	32,825
Income Before Income Tax Benefit and Equity in Undistributed Income of Subsidiaries	9,347	1,298	16,438
Income Tax Benefit	5,436	7,355	6,771
Income Before Equity in Undistributed Income of Subsidiaries	14,783	8,653	23,209
Equity in Undistributed (Distributions in Excess of) Income of Subsidiaries	5,855	22,986	6,989
Net Income	$ 20,638	$ 31,639	$ 30,198

(table dollar amounts in thousands, except share data)

NOTE 20

CONDENSED FINANCIAL INFORMATION (parent company only) continued

CONDENSED STATEMENTS OF CASH FLOWS

	Year Ended December 31,		
	2008	2007	2006
Operating Activities:			
Net Income	$ 20,638	$ 31,639	$ 30,198
Adjustments to Reconcile Net Income to Net Cash Provided by Operating Activities:			
Amortization		11	11
Share-based Compensation	848	723	41
Distributions in Excess of (Equity in Undistributed) Income of Subsidiaries	(5,855)	(22,986)	(6,989)
Net Change in:			
Other Assets	(2,307)	3,143	(3,166)
Other Liabilities	(539)	(2,237)	5,923
Investment in Subsidiaries - Operating Activities	(6,460)		
Net Cash Provided by Operating Activities	6,325	10,293	26,018
Investing Activities - Investment in Subsidiaries	388	2,559	840
Net Cash Provided (Used) by Investing Activities	388	2,559	840
Financing Activities:			
Cash Dividends	(16,775)	(16,854)	(16,951)
Borrowings	45,000	73,202	3,750
Repayment of Borrowings	(25,000)	(56,832)	(8,250)
Stock Issued Under Employee Benefit Plans	773	787	857
Stock Issued Under Dividend Reinvestment and Stock Purchase Plan	1,021	1,170	1,190
Stock Options Exercised	1,633	496	1,228
Stock Redeemed	(2,188)	(12,751)	(5,690)
Other	(4)		381
Net Cash Used by Financing Activities	4,460	(10,782)	(23,485)
Net Change in Cash	11,173	2,070	3,373
Cash, Beginning of Year	8,192	6,122	2,749
Cash, End of Year	$ 19,365	$ 8,192	$ 6,122

NOTE 21

QUARTERLY RESULTS OF OPERATIONS (UNAUDITED)

The following table sets forth certain quarterly results for the years ended December 31, 2008 and 2007:

QUARTER ENDED	INTEREST INCOME	INTEREST EXPENSE	NET INTEREST INCOME	PROVISION FOR LOAN LOSSES	NET REALIZED AND UNREALIZED GAINS/(LOSSES) AVAILABLE FOR SALE SECURITIES	NET INCOME	AVERAGE SHARES OUTSTANDING BASIC	AVERAGE SHARES OUTSTANDING DILUTED	NET INCOME PER SHARE BASIC	NET INCOME PER SHARE DILUTED
2008:										
March	$ 56,653	$ 25,844	$ 30,809	$ 3,823	$ 73	$ 8,126	17,938,442	18,054,967	$ .45	$ .45
June	54,106	21,933	32,173	7,070	13	16,542	18,050,956	18,159,207	.36	.36
September	54,978	21,724	33,254	7,094	(1,255)	5,749	18,114,916	18,196,453	.32	.32
December	53,736	20,588	33,148	10,251	(914)	221	18,159,745	18,256,843	.01	.01
	$ 219,473	$ 90,089	$ 129,384	$ 28,238	$(2,083)	$ 20,638	18,066,404	18,161,881	$1.14	$1.14
2007:										
March	$ 55,241	$ 28,166	$ 27,075	$ 1,599		$ 7,771	18,410,958	18,495,926	$ .42	$ .42
June	57,008	29,393	27,615	1,648		6,208	18,290,918	18,368,513	.34	.34
September	59,157	30,622	28,535	2,810		8,350	18,221,467	18,276,180	.46	.46
December	59,327	29,432	29,895	2,450		9,310	18,080,281	18,137,667	.51	.51
	$ 230,733	$ 117,613	$ 113,120	$ 8,507	$ 0	$ 31,639	18,249,919	18,313,964	$1.73	$1.73

(table dollar amounts in thousands, except share data)

NOTE 22

DERIVATIVE INSTRUMENTS AND HEDGING ACTIVITIES

SFAS No. 133, *Accounting for Derivative Instruments and Hedging Activities*, SFAS No. 133, as amended and interpreted, establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities. As required by No. 133, the Corporation records all derivatives on the balance sheet at fair value. The accounting for changes in the fair value of derivatives depends on the intended use of the derivative and the resulting designation. Derivatives used to hedge the exposure to changes in the fair value of an asset, liability, or firm commitment attributable to a particular risk, such as interest rate risk, are considered fair value hedges. Derivatives used to hedge the exposure to variability in expected future cash flows, or other types of forecasted transactions, are considered cash flow hedges. To qualify for hedge accounting, the Corporation must comply with the detailed rules and strict documentation requirements at the inception of the hedge, and hedge effectiveness is assessed at inception and periodically throughout the life of each hedging relationship. Hedge ineffectiveness, if any, is measured periodically throughout the life of the hedging relationship.

For derivatives designated as cash flow hedges, the effective portion of changes in the fair value of the derivative is initially reported in other comprehensive income (outside of earnings) and subsequently reclassified to earnings ("interest income on loans") when the hedged transaction affects earnings. Ineffectiveness resulting from the hedging relationship, if any, is recorded as a gain or loss in earnings as part of non-interest income. Based on the Corporation's assessments both at inception and throughout the life of the hedging relationship, it is probable that sufficient Prime-based interest receipts will exist through the maturity dates of the floors.

The Corporation uses the “Hypothetical Derivative Method” described in Statement 133 Implementation Issue No. G20, “Cash Flow Hedges: Assessing and Measuring the Effectiveness of a Purchased Option Used in a Cash Flow Hedge,” for quarterly prospective and retrospective assessments of hedge effectiveness, as well as for measurements of hedge ineffectiveness. The effective portion of changes in the fair value of the derivative is initially reported in other comprehensive income (outside of earnings) and subsequently reclassified to earnings (“interest income on loans”) when the hedged transactions affect earnings. Ineffectiveness resulting from the hedge is recorded as a gain or loss in the consolidated statement of income as part of non-interest income. The Corporation also monitors the risk of counterparty default on an ongoing basis.

The Corporation’s objective in using derivatives is to add stability to interest income and to manage its exposure to changes in interest rates. To accomplish this objective, the Corporation has used interest rate floors to protect against movements in interest rates below the floors’ strike rates over the life of the agreements. On August 1, 2006, the Corporation purchased three prime-based interest rate floor agreements with an aggregate notional amount of $250 million and strike rates ranging from 6 to 7 percent. The combined purchase price of approximately $550,000 was to be amortized on an allocated fair value basis over the three-year term of the agreements. On March 19, 2008, the Corporation received $5,216,000 in connection with the termination of the three interest rate floor agreements. The contractual maturity of the floors was August 1, 2009. During the life of the floors, pre-tax gains of approximately $4,662,500 were deferred in accumulated other comprehensive income (AOCI) in accordance with cash flow hedge accounting rules established by SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities (as amended). The amounts deferred in AOCI will be reclassified out of equity into earnings over the remaining contractual term of the original contract. SFAS No. 133 requires that amounts deferred in AOCI be reclassified into earnings in the same periods during which the originally hedged cash flows (prime-based interest payments on loan assets) affects earnings, as long as the originally hedged cash flows remain probable of occurring (i.e. the principal amount of designated prime-based loans match or exceed the notional amount of the terminated floor through August 1, 2009). If the principal amount of the originally hedged loans falls below the notional amount of the terminate floors, then amounts in AOCI could be accelerated. The Corporation decided to terminate the interest rate floor agreements only after considering the impact of the transaction on its risk management objectives and after alternative strategies were in place to mitigate the adverse impact of falling interest rates on its net interest margin. At December 31, 2008, the remaining pre-tax gains are approximately $1.4 million.

The Corporation offers interest rate derivative products (e.g. interest rate swaps) to certain of its high-quality commercial borrowers. This product allows customers to enter into an agreement with the Corporation to swap their variable rate loan to a fixed rate. These derivative products are designed to reduce, eliminate or modify the risk of changes in the borrower's interest rate or market price risk. The extension of credit incurred through the execution of these derivative products is subject to the same approvals and rigorous underwriting standards as the related traditional credit product. The Corporation limits its risk exposure to these products by entering into a mirror-image, offsetting swap agreement with a separate, well-capitalized and rated counterparty previously approved by the Credit and Asset Liability

(table dollar amounts in thousands, except share data)

NOTE 22

DERIVATIVE INSTRUMENTS AND HEDGING ACTIVITIES continued

Committee. By using these interest rate swap arrangements, the Corporation is also better insulated from the interest rate risk associated with underwriting fixed-rate loans. These derivative contracts are not designated against specific assets or liabilities under SFAS No. 133 and, therefore, do not qualify for hedge accounting. The derivatives are recorded on the balance sheet at fair value and changes in fair value of both the customer and the offsetting swaps agreements are recorded (and essentially offset) in non-interest income. The fair value of the derivative instruments incorporates a consideration of credit risk (in accordance with SFAS No. 157), resulting in some volatility in earnings each period. As of December 31, 2008, the notional amount of customer-facing swaps is approximately $53,876,000. This amount is offset with third-party counterparties, as described above, in the same amount. As of December 31, the fair value of derivative assets in this program is approximately $4,094,000; the fair value of derivative liabilities is approximately $4,224,000.

NOTE 23

SUBSEQUENT EVENTS

On February 20, 2009, the Corporation completed the sale to the U.S. Treasury of $116.0 million of newly issued First Merchants non-voting preferred shares with a liquidation value of $1,000 as part of the Capital Purchase Program. All of the proceeds from this sale of the Series A Preferred Shares and the Warrant by the Corporation to the Treasury will qualify as Tier 1 capital for regulatory purposes. In addition to the preferred shares, the Treasury received a warrant to purchase up to 991,453 shares of the Corporation at an initial exercise price of $17.55 per share. The warrant provides for the adjustment of the exercise price and has a term of 10 years. The additional capital would have increased Tier 1 capital ratio to 10.9 percent at December 31, 2008, and increased its total capital ratio to 12.8 percent at December 31, 2008. The Corporation continues to evaluate the manner in which it intends to deploy the proceeds of this sale of the Series A Preferred Shares and Warrant.

On February 27, 2009, the FDIC announced the adoption of an interim rule to impose a 20 basis point emergency special assessment under 12 U.S.C. 1817(b)(5) on June 30, 2009. The interim rule also provides that, after June 30, 2009, if the reserve ratio of the Deposit Insurance Fund is estimated to fall to a level that the Board believes would adversely affect public confidence or to a level which shall be close to zero or negative at the end of a calendar quarter, an emergency special assessment of up to 10 basis points may be imposed by a vote of the Board on all insured depository institutions based on each institution's assessment base calculated pursuant to 12 CFR section 327.5 for the corresponding assessment period. There has been further discussion on the possibility of the special assessment being reduced to 10 basis points but the final decision has not yet been made.

NOTE 24

ACCOUNTING MATTERS

Statement of Financial Accounting Standards No. 157, Fair Value measurements ("SFAS 157"). Effective January 1, 2008, the Corporation adopted SFAS 157 for existing fair value measurement requirements related to financial and nonfinancial assets and liabilities. SFAS 157 establishes a hierarchy to be used in performing measurements of fair value. Additionally, SFAS 157 emphasizes that fair value should be determined from the perspective of a market participant while also indicating that valuation methodologies should first reference available market data before using internally developed assumptions. SFAS 157 also provides expanded disclosure requirements regarding the effects of fair value measurements on the financial statements. The adoption of SFAS 157 did not have a material impact on the consolidated financial condition or results of operations, or liquidity.

On October 10, 2008 the Financial Accounting Standards Board ("FASB") issues FSP FAS 157-3, "Determining the Fair Value of a Financial Asset When the Market For That Asset Is Not Active" ("FSP FAS 157-3"). FSP FAS 157-3 clarifies the application of SFAS 157 in a market that is not active and provides an example to illustrate key consideration in determining the fair value of a financial asset when the market for that financial asset is not active. FSP FAS 157-3 is effective upon issuance, including prior periods for which financial statements have not been issued. The Corporation adopted FSP FAS 157-3 for the period ended September 30, 2008 and the adoption did not have any significant impact on consolidated statements of financial position, consolidated statement of operations, or disclosures.

Statement of Financial Accounting Standards No. 159, The Fair Value Option for Financial Assets and Financial Liabilities ("SFAS 159"). In February 2007, the FASB issued SFAS 159 which permits companies to elect to measure certain eligible items at fair value. Subsequent unrealized gains and losses on those items will be reported in earnings. Upfront costs and fees related to those items will be reported in earnings as incurred and not deferred. SFAS 159 is effective for fiscal years beginning after November 15,

(table dollar amounts in thousands, except share data)

NOTE 24

ACCOUNTING MATTERS continued

2007. The Corporation does not expect the adoption of SFAS 159 to have a material impact on the operations of the Corporation.

Statement of Financial Accounting Standards No. 141 (Revised 2007), Business Combinations ("SFAS 141(R)". During December 2007, the FASB issues SFAS 141(R). This Statement replaces SFAS 141 "Business Combinations" ("Statement 141"). SFAS 141(R) retains the fundamental requirements in Statement 141 that the acquisition method of accounting (called the 'purchase method') be used for all business combinations and for an acquirer to be identified for each business combination. This Statement defines the acquirer as the entity that obtains control of one or more businesses, including those sometimes referred to as "true mergers" or "mergers of equals" and combinations achieved without the transfer of consideration, for example, by contract alone or through the lapse of minority veto rights. This is broader than in Statement 141 which applied only to business combinations in which control was obtained by transferring consideration. This Statement requires an acquirer to recognize the assets acquired, liabilities assumed and any noncontrolling interest in the acquiree at the acquisition date, measured at their fair values as of that date. SFAS 141(R) recognized and measures the goodwill acquired in the business combination and defines a bargain purchase as a business combination in which the total acquisition-date fair value of the identifiable net assets acquired exceeds the fair value of the consideration transferred plus any noncontrolling interest in the acquiree, and it requires the acquirer to recognize that excess as a gain attributable to the acquirer. In contrast, Statement 141 required the "negative goodwill" amount to be allocated as a pro rata reduction of the amounts assigned to assets acquired. SFAS 141(R) applies prospectively to business combinations for which the acquisition date is on or after December 15, 2008. An entity may not apply it before that date.

Statement of Financial Accounting Standards No. 158, Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans ("SFAS 158"). In September 2006, the FASB issued SFAS 158. Except for the measurement requirement, the Corporation adopted this accounting guidance as of December 31, 2006. Additional information regarding the adoption of SFAS 158 is included in Note 17 ("Pension and Other Post Retirement Benefit Plans"). The requirement to measure plan assets and benefit obligations as of the end of an employer's fiscal year is effective for years ending December 15, 2008 (December 31, 2008 for the Corporation). Adoption of this guidance did not have a material effect on the Corporation's financial condition or results of operations.

Statement of Financial Accounting Standards No. 160, Noncontrolling Interests in Consolidated Financial Statements - an amendment of ARB No. 51 ("SFAS 160"). During December 2007, the FASB issued SFAS 160 to establish accounting and reporting standards for the noncontrolling interest in a subsidiary and for the deconsolidation of a subsidiary. It clarifies that a noncontrolling interest in a subsidiary is an ownership interest in the consolidated entity that should be reported as equity in the consolidated financial statement, but separate from the parent's equity. Before the Statement was issued these so-called minority interests were reported in the consolidated statement of financial position as liabilities or in the mezzanine section between liabilities and equity. The amount of consolidated net income attributable to the parent and to the noncontrolling interest must be clearly identified and presented in the consolidated statement of income. This Statement requires that a parent recognize a gain or loss within those fiscal years, beginning on or after December 15, 2008. Earlier adoption is prohibited. Management does not anticipate that this Statement will have a material impact on the Corporation's consolidated financial condition or results of operations.

Statement of Financial Accounting Standards No. 161, Disclosures about Derivative Instruments and Hedging Activities - an amendment of FASB Statement No. 133 ("SFAS 161"). During March 2008, the FASB issued SFAS 161, SFAS 161 amends and expands the disclosure requirement of SFAS 133 "Accounting for Derivative Instruments and Hedging Activities" ("SFAS 133") with the intent to provide users of financial statements with an enhanced understanding of: (1) how and why an entity uses derivative instruments; (b) how derivative instruments and related hedged items are accounted for under SFAS 133 and its related interpretations; and (c) how derivative instruments and related hedged items affect an entity's financial position, financial performance, and cash flows. To meet those objectives, SFAS 161 requires qualitative disclosures about objectives and strategies for using derivative, quantitative disclosures about fair value amounts of and gains and losses on derivative instruments, and disclosures about credit-risk related contingent features in derivative agreements. SFAS 161 is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008. Early application is encouraged.

Statement of Financial Accounting Standards, The Hierarchy of Generally Accepted Accounting Principles ("SFAS 162"). During May 2008, the FASB issued SFAS 162. This Statement identifies the sources of account principles and the framework for selecting the principles to be used in the preparation of financial statements of nongovernmental entities that are presented in conformity with generally accepted accounting principles (GAAP) in the United States. This Statement is effective 60 days following SEC approval of the Public Company Accounting Oversight Board amendments to AU Section 411, "The Meaning of Present Fairly in Conformity With Generally Accepted Accounting Principles." Adoption of SFAS 162 will not be a change in

(table dollar amounts in thousands, except share data)

NOTE 24

ACCOUNTING MATTERS continued

the Corporation's current accounting practices; therefore, it will not have a material impact on the Corporation's consolidated financial condition or results of operations.

FASB Staff Position EITF 03-6-1, Determining Whether Instruments Granted in Share Based Payment Transactions are Participating Securities ("FSP EITF 03-6-1"). During June 2008, the FASB issued FSP EITF 03-6-1. FSP EITF 03-6-1 clarifies whether instruments, such as restricted stock, granted in share-based payments are participating securities prior to vesting. Such participating securities must be included in the computation of earnings per share under the two-class method as described in SFAS No. 128, "Earnings per Share." FSP EITF 03-6-1 requires companies to treat unvested share based payment awards that have non-forfeitable rights to dividend or dividend equivalents as a separate class of securities in calculation earnings per share. FSP EITF 03-6-1 is effective for financial statements issued for fiscal years and interim periods beginning after December 15, 2008, and requires a company to retrospectively adjust its earnings per share data. Early adoption is not permitted. It is not expected that the adoption of FSP EITF 03-6-1 will have a material effect on consolidated results of operations or earnings per share.

PART II: ITEM 9., ITEM 9A. AND ITEM 9B.

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE.

In connection with its audits for the two most recent fiscal years ended December 31, 2008, there have been no disagreements with the Corporation's independent registered public accounting firm on any matter of accounting principles or practices, financial statement disclosure or audit scope or procedure, nor have there been any changes in accountants.

ITEM 9A. CONTROLS AND PROCEDURES

At the end of the period covered by this report (the "Evaluation Date"), the Corporation carried out an evaluation, under the supervision and with the participation of the Corporation's management, including the Corporation's Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of its disclosure controls and procedures pursuant to Rule 13a-15(b) and 15d-15(b) of the Securities Exchange Act of 1934 ("Exchange Act"). Based upon that evaluation, the Corporation's Chief Executive Officer and Chief Financial Officer concluded that, as of the Evaluation Date, the Corporation's disclosure controls and procedures are effective. Disclosure controls and procedures are controls and procedures that are designed to ensure that information required to be disclosed in Corporation reports filed or submitted under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission's rules and forms.

MANAGEMENT'S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Management of the Corporation is responsible for establishing and maintaining effective internal control over financial reporting as defined in Rule 13a-15(f) under the Securities Exchange Act of 1934. The Corporation's internal control over financial reporting is designed to provide reasonable assurance to the Corporation's management and board of directors regarding the preparation and fair presentation of published financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Accordingly, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.

Management assessed the effectiveness of the Corporation's internal control over financial reporting as of December 31, 2008. In making this assessment, management used the criteria set forth in "Internal Control - Integrated Framework" issued by the Committee of Sponsoring Organizations (COSO) of the Treadway Commission. This assessment excluded internal control over financial reporting for Lincoln Bancorp, as allowed by the SEC for current year acquisitions. Lincoln Bancorp was acquired on December 31, 2008, and represented 18% of assets at December 31, 2008. Based on this assessment, management has determined that the Corporation's internal control over financial reporting as of December 31, 2008 is effective based on the specified criteria.

There have been no changes in the Corporation's internal controls over financial reporting identified in connection with the evaluation referenced above that occurred during the Corporation's last fiscal quarter that have materially affected, or are reasonably likely to materially affect, the Corporation's internal control over financial reporting.

PART II: ITEM 9., ITEM 9A. AND ITEM 9B.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Audit Committee, Board of Directors and Stockholders
First Merchants Corporation
Muncie, Indiana

We have audited First Merchants Corporation's internal control over financial reporting as of December 31, 2008, based on criteria established in *Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO)*. The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions or that the degree of compliance with the policies or procedures may deteriorate.

As permitted, the Corporation excluded the operations of Lincoln Bancorp, a financial institution acquired on December 31, 2008, from the scope of management's report on internal control over financial reporting. As such, this entity has also been excluded from the scope of our audit of internal control over financial reporting.

In our opinion, First Merchants Corporation maintained, in all material respects, effective internal control over financial reporting as of December 31, 2008, based on criteria established in *Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO)*.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements of First Merchants Corporation and our report dated March 16, 2009, expressed an unqualified opinion thereon.

BKD, LLP

Indianapolis, Indiana
March 16, 2009

ITEM 9B. OTHER INFORMATION

None

PART III: ITEM 10., ITEM 11., ITEM 12., ITEM 13. AND ITEM 14.

PART III

ITEM 10. DIRECTORS AND EXECUTIVE OFFICERS OF THE REGISTRANT

The information in the Corporation's Proxy Statement dated March 27, 2009 furnished to its stockholders in connection with an annual meeting to be held May 6, 2009 (the "2009 Proxy Statement"), under the captions "INFORMATION REGARDING DIRECTORS", "COMMITTEES OF THE BOARD" and "SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE", is expressly incorporated herein by reference. The information required under this item relating to executive officers is set forth in Part I, "Supplemental Information - Executive Officers of the Registrant" on this Annual Report on Form 10-K.

The Corporation has adopted a Code of Ethics that applies to its Chief Executive Officer, Chief Operating Officer, Chief Financial Officer, the Chief Banking Officer, the Chief Accounting Officer, the Corporate Controller and the Corporate Treasurer. It is part of the Corporation's Code of Business Conduct, which applies to all employees and directors of the Corporation and its affiliates. A copy of the Code of Business Conduct may be obtained, free of charge, by writing to First Merchants Corporation at 200 East Jackson Street, Muncie, IN 47305. In addition, the Code of Ethics is maintained on the Corporation's website, which can be accessed at http://www.firstmerchants.com

ITEM 11. EXECUTIVE COMPENSATION

The information in the Corporation's 2009 Proxy Statement, under the captions, "COMPENSATION OF DIRECTORS", "COMPENSATION OF EXECUTIVE OFFICERS", "COMMITTEES OF THE BOARD-Compensation and Human Resources Committee Interlocks and Insider Participation" and "COMMITTEES OF THE BOARD-Compensation and Human Resources Committee Report" is expressly incorporated herein by reference.

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

The information in the Corporation's 2009 Proxy Statement, under the captions, "SECURITY OWNERSHIP OF BENEFICIAL OWNERS AND MANAGEMENT - Securities Ownership of Certain Beneficial Owners" and "SECURITY OWNERSHIP OF BENEFICIAL OWNERS AND MANAGEMENT - Security Ownership of Directors and Executive Officers", is expressly incorporated herein by reference. The information required under this item relating to equity compensation plans is set forth in Part II, Item 5 under the table entitled "Equity Compensation Plan Information" on this Annual Report on Form 10-K.

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

The information in the Corporation's 2009 Proxy Statement, under the captions, "SECURITY OWNERSHIP OF BENEFICIAL OWNERS AND MANAGEMENT - Securities Ownership of Certain Beneficial Owners," and "TRANSACTIONS WITH RELATED PERSONS", is expressly incorporated herein by reference.

ITEM 14. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The information in the Corporation's 2009 Proxy Statement, under the caption "INDEPENDENT AUDITOR", is expressly incorporated herein by reference.

PART IV

ITEM 15. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

FINANCIAL INFORMATION

This Annual Report to Shareholders intentionally omits (i) the list of financial statements, financial statement schedules and exhibits required to be set forth under Item 15 of the Corporation's 2008 Annual Report on Form 10-K, (ii) the signatures required on the Corporation's 2008 Annual Report on Form 10-K and (iii) the exhibits required to be filed as part of the Corporation's 2008 Annual Report on Form 10-K. A complete copy of the Corporation's 2008 Annual Report on Form 10-K may be obtained as provided on page 6 hereof.



Since 1893, First Merchants has provided the best of what banking can offer – customer-valued products and services delivered locally by bankers who are known and trusted in their communities.

- Local leadership and relationship professionals
- Community involvement with talent, time and treasury
- Local decision making
- Local boards of directors who are committed and engaged to ensure that the voice of the customer is heard

CULTURE STATEMENT

We are a team of associates who support and expect superior results from our company and ourselves. Accountability and execution are the foundations of our success.

CORE VALUES

- **Ciient Satisfaction:**
  Focus on the client in all that we do.
- **Teamwork:**
  Teams make better decisions.
- **Local Decisions:**
  Make decisions locally – stay close to the client.
- **integrity:**
  Maintain the highest standards with clients, associates, communities and stakeholders.
- **Quality:**
  Provide predictable superior execution.
- **People:**
  Respect and value people as our competitive advantage.
- **Financial Performance:**
  Operate profitable lines of business to benefit our stakeholders.

The greater part of progress is the desire to progress.

— SENECA

OUR MISSION

To deliver superior, personalized financial solutions to consumer and closely held commercial clients, in diverse community markets, by providing sound advice and products that exceed expectations.

OUR VISION

A financial services company focused on building deep, lifelong client relationships and providing maximum shareholder value. We provide an environment where customers can bank with their neighbors, realizing that our business begins and ends with people.

First Merchants Corporation

CORPORATE HEADQUARTERS

First Merchants Corporation
200 East Jackson Street
Muncie, Indiana 47305
765.747.1500

www.firstmerchants.com

ANNUAL REPORT 2008

THE STRENGTH OF BIG. THE SERVICE OF SMALL.

First Merchants Corporation

www.firstmerchants.com